    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 30, 1998
                                                     REGISTRATION NO.: 333-42067
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------

                         PRE-EFFECTIVE AMENDMENT NO. 1
                                       TO

                                    FORM S-1

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                       ASSOCIATED MATERIALS INCORPORATED
             (Exact name of Registrant as specified in its charter)


            DELAWARE                           3089                          75-1872487
(State or other jurisdiction of    (Primary Standard Industrial           (I.R.S. Employer
 incorporation or organization)    Classification Code Number)         Identification Number)

                       2200 ROSS AVENUE, SUITE 4100 EAST
                              DALLAS, TEXAS 75201
                                  214-220-4600
         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                             ---------------------

                               ROBERT L. WINSPEAR
                    VICE PRESIDENT, TREASURER AND SECRETARY
                       2200 ROSS AVENUE, SUITE 4100 EAST
                              DALLAS, TEXAS 75201
                                  214-220-4600
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                             ---------------------
                                   Copies to:

               JAMES E. O'BANNON
           JONES, DAY, REAVIS & POGUE                           THOMAS A. EDWARDS
           2300 TRAMMELL CROW CENTER                             LATHAM & WATKINS
                2001 ROSS AVENUE                            701 "B" STREET, SUITE 2100
              DALLAS, TEXAS 75201                          SAN DIEGO, CALIFORNIA 92101
                  214-220-3939                                     619-236-1234

                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED JANUARY 30, 1998


PROSPECTUS

                                  $75,000,000

                                ASSOCIATED LOGO

                       ASSOCIATED MATERIALS INCORPORATED
                          % SENIOR SUBORDINATED NOTES DUE 2008
                               ------------------

     The    % Senior Subordinated Notes due 2008 (the "Notes") are being offered hereby (the "Note Offering") by Associated Materials Incorporated ("Associated
Materials" or the "Company"). The Notes will bear interest at the rate of    %
per annum, payable semi-annually, on             and             of each year,
commencing           , 1998. The Notes are redeemable for cash at any time on or
after             2003, at the option of the Company, in whole or in part, at the redemption prices set forth herein, plus accrued and unpaid interest, if any, to the redemption date. The Company also may redeem up to 25% of the
principal amount of the Notes, at any time on or before           , 2001 at the
redemption price set forth herein plus accrued interest, if any, to the date of redemption from the net proceeds of a public offering of the Company's Common Stock (as defined); provided however, that immediately after giving effect to any such redemption, not less than $65 million aggregate principal amount of the Notes remains outstanding.


    Upon a Change of Control (as defined), each holder of the Notes will have the right to require the repurchase of such holder's Notes by the Company in cash at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase. In addition, under certain circumstances, the Company will be required to offer to purchase Notes, and pay accrued interest thereon, from the proceeds of an Asset Disposition (as defined). See "Description of the Notes."



    The Notes are general, unsecured obligations of the Company. The Notes are subordinated in right of payment to all present and future Senior Indebtedness (as defined) of the Company, including amounts borrowed under the Company's existing bank credit agreement (the "Credit Agreement"). At December 31, 1997 the Notes would have been subordinated to approximately $5.9 million of Senior Indebtedness. As of the date of this Prospectus, the Company had no outstanding Indebtedness (as defined) other than the Existing Notes (as defined) which will rank equally with the Notes. See "Capitalization."



    Ownership of the Notes will be maintained in book-entry form by or through the Depositary (as defined). Interest in the Notes will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. Beneficial owners of the Notes will not have the right to receive physical certificates evidencing their ownership of the Notes except under the limited circumstances described herein. Settlement for the Notes will be made in immediately available funds. The Notes will trade in the Depositary's Same-Day Funds Settlement System and secondary market trading activity for the Notes will therefore settle in immediately available funds. All payments of principal of, premium, if any, and interest on the Notes will be made by the Company in immediately available funds so long as the Notes are maintained in book-entry form. Beneficial interests in the Notes may be acquired, or subsequently transferred, only in denominations of $1,000 and integral multiples thereof.



    Concurrently with the Note Offering, the Company and certain of its stockholders are offering shares of the Company's Common Stock (the "Stock Offering") by a separate prospectus. The consummation of the Note Offering and the consummation of the Stock Offering are not conditioned upon each other. The Company has commenced a tender offer (the "Tender Offer" which, together with the Note Offering and the Stock Offering, are collectively referred to herein as the "Offerings") to purchase for cash all of its 11 1/2% Senior Subordinated Notes due August 15, 2003 (the "Existing Notes"), of which $75,000,000 aggregate principal amount are currently outstanding. The consummation of the Note Offering and the Tender Offer are contingent upon each other.


      SEE "RISK FACTORS" BEGINNING ON PAGE 8 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE NOTES OFFERED HEREBY.
                               ------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

================================================================================================================
                                                      PRICE TO            UNDERWRITING          PROCEEDS TO
                                                      PUBLIC(1)           DISCOUNTS(2)           COMPANY(3)
----------------------------------------------------------------------------------------------------------------
Per Note                                                  %                    %                     %
----------------------------------------------------------------------------------------------------------------
Total(3)                                                  $                    $                     $
================================================================================================================

   (1) Plus accrued interest, if any, from the date of issuance.

   (2) For information regarding indemnification of the Underwriter, see "Underwriting."


   (3) Before deducting expenses payable by the Company estimated at $420,000.

                               ------------------

    The Notes are being offered by the Underwriter subject to prior sale, when, as and if accepted by them, and subject to certain conditions. It is expected that delivery of the Notes will be made on a book-entry basis through the
facilities of the Depository Trust Company on or about           , 1998.
                               ------------------


SALOMON SMITH BARNEY                                  DAIN RAUSCHER INCORPORATED


                    , 1998

[Company logo]


 [photographs of homes with vinyl siding and vinyl windows manufactured by the
                                    Company]



                    Alside Premium Vinyl Siding and Windows



     The Company has a number of trademarks and trade names, including Alside(R), Alpha(R), Centurion(R), Omni(R), UltraCraft(R), UltraGuard(R), UltraMaxx(R), Williamsport(R), CenterLock(TM), Charter Oak(TM), Conquest(TM), Excalibur(TM), Geneva(TM), Greenbriar(TM), Highland Cedar(TM), Odyssey(TM), and Performance Series -- New Construction(TM).


                               ------------------

CERTAIN PERSONS PARTICIPATING IN THE NOTE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES, INCLUDING BY OVER-ALLOTMENT, ENTERING STABILIZATION BIDS, EFFECTING SYNDICATE-COVERING TRANSACTIONS AND IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus. Unless the context requires otherwise, the term the "Company" refers to the business and operations of Associated Materials Incorporated, including Alside and AmerCable, but not Amercord. This Prospectus contains certain forward-looking statements. See "Risk Factors."

                                  THE COMPANY


     Associated Materials is a leading, vertically integrated manufacturer and nationwide distributor of exterior residential building products through its Alside division ("Alside"). Alside's core products are vinyl siding and vinyl windows. These products are marketed on a wholesale basis to more than 30,000 professional contractors engaged in home remodeling and new home construction, principally through Alside's nationwide network of 66 Alside Supply Centers. In recent years Alside has expanded its product offerings to include vinyl fencing, vinyl decking and vinyl garage doors. In 1997, Alside accounted for approximately 87% of the Company's net sales. In addition to Alside, the Company's operations include its AmerCable division ("AmerCable"), a specialty electrical cable manufacturer. Amercord Inc. ("Amercord"), a 50%-owned affiliate managed by the Company, manufactures and sells steel cord and bead wire to tire manufacturers.



     Alside competes in the vinyl siding and vinyl window segments of the exterior residential building products market. Since the early 1980's, vinyl products have commanded an increasing share of the exterior siding and window market due to the greater durability, lower maintenance requirements and lower cost associated with vinyl compared to other materials such as wood and metal. According to an industry study jointly prepared by Sabre Associates, Inc. and Pure Strategy (the "Sabre Study"), based on unit sales, vinyl siding accounted for approximately 47% of the exterior siding market in 1996, versus approximately 17% in 1985 and vinyl windows accounted for approximately 45% of the residential window market in 1996, versus approximately 27% in 1991. Additionally, both vinyl siding and vinyl windows have become the preferred products for professional home remodeling contractors, representing approximately 62% and 75% of the home remodeling market for siding and windows in 1996, respectively. More recently, vinyl siding and vinyl windows have achieved increased acceptance in the new construction market. According to the Sabre Study, sales of vinyl siding and vinyl windows in the new construction market are each expected to grow at a rate of approximately 10% annually from 1996 to 2000 and overall, total sales of vinyl siding and vinyl windows are each projected to increase approximately 7% annually between 1996 and 2000.



     From 1993 to 1997, the Company's net sales and EBITDA (defined as income from operations plus depreciation and amortization) increased 27.1% and 66.3% to $397.7 million and $39.6 million, respectively. The Company's EBITDA has increased at a faster rate than its net sales primarily due to a shift in product mix from lower margin metal siding to higher margin vinyl products, which the Company both manufactures and distributes. Over the past five years, sales of vinyl siding and vinyl windows have increased 49.0% and represented over 68.2% of Alside's 1997 sales as compared to 57.3% in 1993.


     The Company believes that it is well positioned to capitalize on the growing demand for vinyl building products. The following business strategy should enable the Company to (i) maintain Alside's position as a leading manufacturer and distributor of exterior residential building products, (ii) continue to increase sales, and (iii) strengthen operating margins.


- Company-Owned Distribution. Alside is one of only two major vinyl siding manufacturers that markets its products primarily through a company-owned distribution network. The Company believes that distributing products through its nationwide network of 66 Alside Supply Centers provides Alside with certain competitive advantages, including (i) long-standing customer relationships, (ii) the ability to implement targeted marketing programs, and
  (iii) a permanent presence in local markets. In 1997, approximately 78% of Alside's net sales were made through its Supply Centers. In 1995, the Company initiated a number of programs at its Supply Centers designed to enhance the quality and training of its marketing and sales personnel and added additional sales personnel. The Company believes these actions have increased, and will continue to increase, Alside's market share and profitability.

- New Product Development. The Company intends to capitalize on Alside's vinyl manufacturing expertise by continuing to develop and introduce new innovative products that offer performance, cost and other advantages. For example, in late 1995, Alside introduced Charter Oak, a patented premium siding product, which accounted for approximately 22.9% of Alside's vinyl siding unit volume in 1997. In early 1997, Alside introduced Conquest, a siding product designed to increase Alside's penetration of the economy market segment. Conquest accounted for approximately 18.2% of Alside's vinyl siding unit volume in 1997. Additionally, Alside, has broadened its product range by introducing a number of other vinyl products such as vinyl fencing in 1993 and vinyl decking and a redesigned vinyl garage door in 1997.



- New Construction Market. According to the Sabre Study, the new construction market will continue to be the fastest growing segment in the vinyl siding and vinyl window industry. The Company intends to increase Alside's penetration of the new construction market through a number of initiatives including new product introductions such as Conquest, a recently formed sales group and targeted marketing programs. As consolidation among builders continues and as builders attempt to reduce the number of vendors used, the Company believes that as a low-cost manufacturer with a national, company-owned distribution system, Alside is well positioned to increase sales to nationwide homebuilders.


- Low-Cost and Vertically Integrated Operations. The Company believes that Alside is a low-cost manufacturer of vinyl siding and other vinyl products due to its manufacturing expertise, state-of-the-art technology and ability to employ economies of scale. In addition, Alside's ability to produce its own vinyl window extrusions and glass inserts, coupled with its high-speed welding and cleaning equipment, provide it with cost and quality advantages over other window manufacturers that are not as large or as vertically integrated as Alside.

- Manufacturing Capacity Expansion. Alside expects to significantly expand its vinyl siding production capacity by increasing capacity at its existing vinyl siding plant and by building a new vinyl siding manufacturing facility to meet its future sales expectations. The Company intends to initially invest approximately $12 million in the new facility, which is expected to become operational in 1999.


     The Company's other operating division, AmerCable, manufactures and markets a variety of specialty electrical cable used in underground and surface mining, shipboard, marine, offshore drilling, transportation and a variety of other specialized industrial applications. AmerCable accounted for approximately 13% of the Company's net sales in 1997. As a result of a shift of strategy in mid-1996 to focus on its core products, AmerCable has lowered its costs and improved manufacturing efficiencies and on-time delivery rates, thereby substantially improving its profitability.



     The Company's executive offices are located at Suite 4100 East, 2200 Ross Avenue, Dallas, Texas 75201, and its telephone number is (214) 220-4600. The Company was incorporated in Delaware in 1983.

                               THE NOTE OFFERING

SECURITIES OFFERED.........  $75.0 million of      % Senior Subordinated Notes
                             due 2008 (the "Notes").

INTEREST PAYMENT DATES.....                 and                , commencing
                                    , 1998.


OPTIONAL REDEMPTION........  The Notes are redeemable at the Company's option, in whole or in part, at any time on or after
                                         , 2003, at the redemption prices set
                             forth herein, plus accrued and unpaid interest to the redemption date. The Company also may redeem up to 25% of the principal amount of the Notes at any
                             time on or before             , 2001 at the
                             redemption price set forth herein plus accrued interest, if any, to the date of redemption from the net proceeds of a public offering of the Company's Common Stock; provided however, that immediately after giving effect to any such redemption, not less than $65 million aggregate principal amount of the Notes remains outstanding. See "Description of Notes -- Optional Redemption by the Company."



OFFERS TO PURCHASE.........  Upon a Change of Control, the Company will be required to offer to purchase all of the Notes at 101% of the principal amount thereof, plus accrued and unpaid interest to the date of repurchase. There can be no assurance the Company will have sufficient funds to pay the purchase price for all of the Notes the Company may be obligated to repurchase in the event of a Change of Control. See "Risk Factors -- Risk of Insufficient Funds to Repurchase Notes on Change of Control," "Description of Notes -- Repurchase at the Option of Holders Upon Change of Control" and "-- Certain Definitions." In addition, in the event that aggregate Excess Proceeds (as defined) from any Asset Disposition exceed $5.0 million, the Company will be required to utilize the Excess Proceeds to fund an offer to all holders to repurchase the Notes, subject to certain conditions and exceptions and possible proration, at a purchase price equal to 100% of the principal amount of the Notes plus accrued interest to the date of repurchase. See "Description of Notes -- Certain
                             Covenants -- Limitations on Asset Dispositions."



RANKING....................  The Notes will be unsecured obligations of the
                             Company and will be subordinated in right of payment to all existing and future Senior Indebtedness of the Company. The Notes will rank pari passu with the Existing Notes (if all outstanding principal amount of the Existing Notes is not purchased in connection with the Tender Offer) and will rank pari passu with, or prior to, existing and future Indebtedness of the Company that is subordinated to Senior Indebtedness. The Notes will be effectively subordinated to any Indebtedness (including trade payables) and preferred stock of Subsidiaries (currently there are no Subsidiaries) or affiliates of the Company (including Amercord). At December 31, 1997, after giving effect to the Offerings, the aggregate amount of Senior Indebtedness outstanding would have been approximately $5.4 million (excluding outstanding but undrawn insurance letters of credit of $2.1 million). As of the date of this Prospectus, no senior subordinated indebtedness of the Company was outstanding other than the Existing Notes. See "Description of Notes -- Subordination."

CERTAIN COVENANTS..........  The Indenture will contain certain covenants that, among other restrictions, limit the ability of the Company to incur additional Indebtedness, pay dividends, make certain investments, repurchase capital stock or subordinated indebtedness, create certain liens, enter into certain transactions with affiliates and merge or transfer assets. See "Description of Notes -- Certain Covenants."


USE OF PROCEEDS............  The net proceeds of the Note Offering will be used to fund, in part, the Tender Offer for the Existing Notes. See "The Tender Offer" and "Use of Proceeds."

                                THE TENDER OFFER


     On January 29, 1998, the Company commenced the Tender Offer for all of the Existing Notes and a solicitation of consents from the holders of the Existing Notes to amend the indenture under which the Existing Notes were issued (the "Existing Indenture") in order to eliminate substantially all of the restrictive covenants and certain other provisions contained in the Existing Indenture (the "Proposed Amendments"). See "Certain Indebtedness -- Existing Notes -- The Tender Offer/Consent Solicitation." Holders of Existing Notes who tender their Existing Notes in the Tender Offer will be required to consent to the Proposed Amendments. Under the terms of the Existing Indenture, consents from the holders of a majority in principal amount of the Existing Notes will be required to approve the Proposed Amendments. The Tender Offer is conditioned on the completion of the Note Offering and the receipt of the requisite consents to the Proposed Amendments. The Tender Offer will expire on March 2, 1998, unless extended or terminated, at which time the Company intends to purchase all of the Existing Notes validly tendered. The Company intends to fund the costs associated with the purchase of the Existing Notes pursuant to the Tender Offer, including the anticipated prepayment premium and the related transaction costs, with the net proceeds of the Note Offering and borrowings under the Credit Agreement. See "The Tender Offer."



     If only the minimum required percentage of Existing Notes to approve the Proposed Amendments are tendered in the Tender Offer, approximately $37,500,000 of Existing Notes would remain outstanding after the Note Offering. However, the Company presently intends to redeem all Existing Notes that remain outstanding following the Tender Offer promptly after August 15, 1998, the first date on which the Existing Notes may be redeemed by the Company under the terms of the Existing Indenture.


                               THE STOCK OFFERING


     Concurrently with the Note Offering, the Company and certain of its stockholders (the "Selling Stockholders") are offering 2,128,800 shares of Common Stock (plus up to an additional 319,320 shares, in the aggregate, pursuant to an option granted to the Underwriters by the Company and certain of the Selling Stockholders, solely to cover over-allotments, if any). Of the shares being offered in the Stock Offering, 700,000 shares of Common Stock (808,520 if the over-allotment option is exercised in full) are being offered by the Company and 1,428,800 shares of Common Stock (1,639,600 if the over-allotment option is exercised in full) are being offered by the Selling Stockholders. The Stock Offering is expected to generate net cash proceeds to the Company of approximately $10.6 million (assuming the Underwriters' over-allotment option is not exercised). The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholders. The consummation of the Note Offering and the consummation of the Stock Offering are not conditioned upon each other. See "The Stock Offering."

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                            YEAR ENDED DECEMBER 31,
                                                              ----------------------------------------------------
                                                                1993       1994       1995       1996       1997
                                                              --------   --------   --------   --------   --------
INCOME STATEMENT DATA:
  Net sales.................................................  $312,972   $352,606   $350,029   $356,471   $397,690
  Cost of sales.............................................   230,408    258,669    264,080    255,579    283,514
                                                              --------   --------   --------   --------   --------
  Gross profit..............................................    82,564     93,937     85,949    100,892    114,176
  Selling, general and administrative expenses..............    63,670     70,482     73,207     77,740     81,142
                                                              --------   --------   --------   --------   --------
  Income from operations....................................    18,894     23,455     12,742     23,152     33,034
  Interest expense..........................................     7,581     10,580     11,474     10,882      9,795
  Equity in earnings (loss) of Amercord.....................     1,039        100        537      1,724       (626)
                                                              --------   --------   --------   --------   --------
  Income before income tax expense..........................    12,352     12,975      1,805     13,994     22,613
  Income tax expense........................................     4,666      5,101        545      5,172      9,524
                                                              --------   --------   --------   --------   --------
  Income before extraordinary item..........................     7,686      7,874      1,260      8,822     13,089
  Extraordinary item(1).....................................     1,876         --         --         --         --
                                                              --------   --------   --------   --------   --------
  Net income................................................     5,810      7,874      1,260      8,822     13,089
  Preferred dividends.......................................       583         --         --         --         --
                                                              --------   --------   --------   --------   --------
  Income applicable to common stock.........................  $  5,227   $  7,874   $  1,260   $  8,822   $ 13,089
                                                              ========   ========   ========   ========   ========
SHARE DATA:
  Basic earnings per common share...........................  $   0.84   $   1.05   $   0.17   $   1.16   $   1.72
  Diluted earnings per common share(2)......................      0.42       1.01       0.16       1.14       1.69
  Weighted average number of diluted shares.................    12,352      7,789      7,695      7,746      7,756
  Dividends per share.......................................        --         --         --         --   $   0.05
OTHER DATA:
  EBITDA(3).................................................  $ 23,779   $ 27,959   $ 18,082   $ 29,025   $ 39,555
  Capital expenditures......................................     5,489      9,323      7,683      8,110      8,758
  Cash provided by (used in) operating activities...........     3,982     (3,248)     5,328     15,055     22,496
  Cash used in investing activities.........................    (4,663)    (9,206)    (7,203)    (8,087)    (7,941)
  Cash provided by (used in) financing activities...........     1,801     11,648      2,452     (6,863)   (15,004)
  Ratio of EBITDA to interest expense.......................      3.14x      2.64x      1.58x      2.67x      4.04x
  Ratio of earnings to fixed charges........................      2.16x      1.92x      1.12x      1.93x      2.60x
PRO FORMA DATA:(4)
  Income from operations....................................                                              $ 33,185
  Interest expense..........................................                                                 7,926
  Net income................................................                                                14,276
  Diluted earnings per common share(2)......................                                                  1.69
  Weighted average number of diluted shares.................                                                 8,456
  Ratio of earnings to fixed charges........................                                                  3.04x



                                                                   DECEMBER 31, 1997
                                                              ----------------------------
                                                                          AS ADJUSTED FOR
                                                               ACTUAL     THE OFFERINGS(4)
                                                              --------    ----------------
BALANCE SHEET DATA:
  Working capital...........................................  $ 61,191        $ 67,295
  Total assets..............................................   178,504         181,231
  Short-term debt, including current maturities.............     2,314           1,750
  Long-term debt, less current maturities...................    78,600          78,600
  Stockholders' equity......................................    44,734          51,047


---------------

(1) The extraordinary item represents, net of tax, the loss recognized on the prepayment premium paid on the retirement of the Company's 15% Senior Secured Notes in August 1993.


(2) In accordance with the Securities and Exchange Commission (the "Commission") Staff Accounting Bulletin, Topic 4D, common shares issued during the 12-month period prior to the initial filing of the Company's registration statement relating to the Stock Offering at prices below the assumed public offering price have been included in the calculation as if such shares were outstanding for all periods presented. In this Prospectus, the Company's Common Stock and Class B Common Stock are referred to collectively as "common shares."



(3) EBITDA is calculated as income from operations plus depreciation and amortization. The Company has included information concerning EBITDA because it believes that EBITDA is used by certain investors as one measure of an issuer's historical ability to service its debt. EBITDA should not be considered by an investor as an alternative to, or more meaningful than, net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity. EBITDA as presented above for the Company may not be comparable to similarly titled measures reported by other companies.



(4) Gives effect to (i) the sale of the Common Stock offered by the Company at an assumed offering price of $17.00 per share and the application of the estimated net proceeds therefrom to the repayment of indebtedness under the Credit Agreement pending the use of such proceeds as described in "The Stock Offering," and (ii) the issuance of the Notes at an assumed interest rate of 9.5% and the application of the estimated net proceeds therefrom, together with the borrowings under the Credit Agreement, to purchase all of the outstanding principal amount of the Existing Notes in connection with the Tender Offer and to pay related transaction costs. For Income Statement Data, these events are assumed to occur at the beginning of the period and for Balance Sheet Data, these events are assumed to occur at December 31, 1997. Upon completion of the Tender Offer, the Company will record an extraordinary charge estimated to be approximately $4.3 million, net of tax ($0.56 per diluted common share), for the prepayment premium expected to be paid with respect to the Tender Offer and the write off of unamortized debt issuance costs associated with the Existing Notes.

                                  RISK FACTORS


     This Prospectus contains forward-looking statements that are based on the beliefs of, and estimates and assumptions made by and information currently available to, the Company's management. When used in this Prospectus, the words "anticipate," "believe," "estimate," "expect," "intend," and similar expressions, as they relate to the Company or the Company's management, identify forward-looking statements. Such statements are subject to certain risks and uncertainties. Actual results and events may vary materially from those discussed in the forward-looking statements. Factors that might cause such a difference are discussed below. Further, certain forward-looking statements included in this Prospectus assume the completion of the Stock Offering, the Note Offering and the Tender Offer, which transactions have yet to be completed and which may not be completed. The failure to complete any of these transactions will impact the Company's capital structure, as more fully described under "Capitalization" and could have certain other effects, which are more fully described herein. Prospective investors should carefully consider the following factors in evaluating the Company and its business before purchasing the Notes offered hereby.



     Subordination of the Notes. The Notes are unsecured, senior subordinated obligations of the Company and are subordinated in right of payment to all existing and future Senior Indebtedness of the Company, including without limitation amounts outstanding under the Credit Agreement. The Notes are effectively subordinated to any Indebtedness (including trade payables) and preferred stock of subsidiaries (currently there are no Subsidiaries) or affiliates of the Company (including Amercord). The indebtedness under the Credit Agreement will continue to be secured by all accounts receivable, inventory, machinery and equipment, contract rights and general intangibles of the Company. See "Company Indebtedness -- Credit Agreement -- Collateral." As of December 31, 1997, the Company had approximately $5.9 million of Senior Indebtedness outstanding (excluding outstanding but undrawn insurance letters of credit of $2.1 million). See "Description of Notes -- Subordination."


     As a result of the subordination of the Notes, in the event of any voluntary or involuntary bankruptcy or insolvency proceedings or any receivership, liquidation, reorganization, dissolution or other winding-up of the Company (whether or not involving bankruptcy or insolvency) or any similar proceeding relating to the Company, or if by reason of a default, the Notes are declared due and payable before their Stated Maturity (as defined), the holders of all Senior Indebtedness then outstanding will be entitled to receive payment in full of all principal of and premium, if any, or interest prior to any payment on the Notes (other than shares of stock or subordinated indebtedness provided by a plan of reorganization or adjustment that does not alter the rights of holders of Senior Indebtedness). By reason of such subordination, in the event of insolvency, unsecured creditors of the Company who are not holders of the Notes may recover more, ratably, than holders of the Notes.

     In addition, in the event and during the continuation of a non-payment default with respect to any Designated Senior Indebtedness (as defined), no payment on account of principal or premium, if any, or interest may be made on the Notes for a specified period. See "Description of Notes -- Subordination."


     Substantial Financial Leverage. Following the Offerings, the Company will continue to be highly leveraged. As of December 31, 1997, after giving effect to the Note Offering (but not the Stock Offering), the Company's total indebtedness would have been approximately $88.5 million and its stockholders' equity would have been $40.4 million. See "Capitalization." The Company's high level of indebtedness presents certain risks to its security holders and conceivably could adversely affect or impair, among other things, the ability of the Company to obtain additional financing in the future and to respond to market and general economic conditions, extraordinary capital requirements (including the proposed construction of a new vinyl siding manufacturing facility) and other factors. The Credit Agreement includes covenants that require the maintenance of certain financial ratios and net worth and that place restrictions on the repurchase of Common Stock and the payment of dividends. Outstanding borrowings under the Credit Agreement are collateralized by substantially all of the assets of the Company. In addition, the Existing Indenture presently contains and the Indenture will contain covenants that, among other things, limit the ability of the Company to incur additional indebtedness, pay dividends, make certain investments and repurchase stock or subordinated indebtedness. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Use of Proceeds."

     General Industry, Economic, Interest Rates and Other Conditions. The exterior residential building products industry in which Alside operates may be significantly affected by changes in national and local economic and other conditions, including employment levels, changing demographic considerations, availability of financing, interest rates and consumer confidence, all of which are outside of the Company's control. A prolonged recession affecting the residential construction industry could result in a significant decrease in the Company's financial performance.

     Substantial Operating Leverage. The Company operates with substantial operating leverage. A significant portion of Alside's selling, general and administrative expenses are fixed costs which do not fluctuate proportionately with sales. As a result, a percentage decline in Alside's net sales has a greater percentage effect on Alside's operating income.


     Fluctuating Raw Material Costs and Availability. The principal raw material component of Alside's vinyl products is vinyl resin, which historically has fluctuated significantly in price. During 1996, the average price of vinyl resin was lower than 1995 levels. In 1997, the price of vinyl resin increased during the first six months and then declined. Alside did not generally pass on any additional costs or savings resulting from the fluctuations in resin prices in 1996 and 1997. Although prior to 1997, Alside had generally been able to pass on price increases in vinyl resin to its customers, there can be no assurance that in the future the market will respond favorably to such selling price increases or that the Company will otherwise be able to absorb such cost increases without significantly affecting its margins. Additionally, a major interruption in the delivery of vinyl resin to Alside would disrupt Alside's operations and could have an adverse effect on the Company's financial condition and results of operations. Alside has contracts with two vendors to supply substantially all of its vinyl resin requirements and believes its requirements could also be met by other suppliers. Copper is the principal raw material used by AmerCable in the manufacture of its products. Historically, copper has been subject to rapid price movements. A decrease in the price of copper may also affect the Company's gross margins as AmerCable prices its cable products based upon market prices for copper at the time of shipment. As a result, sudden decreases in copper prices can result in lower gross profit margins in future periods. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."



     Risks Associated With Manufacturing Expansion. The Company presently intends to start construction of a new vinyl siding manufacturing facility in 1998 with operations anticipated to commence in 1999. The construction of a new facility involves certain risks, including construction cost overruns and delays, the hiring and training of new employees, compliance with environmental health and safety and other regulatory requirements and the costs associated with the acquisition of new production equipment, tooling and other machinery. The inability of the Company to commence full-scale commercial production at its new manufacturing facility in a timely manner could have an adverse effect on the Company's results of operations and financial condition. In addition, at such time as the Company commences production at this new facility, it may from time to time experience lower than anticipated manufacturing efficiencies that may adversely affect the Company's results of operations and financial condition. Further, there can be no assurance that the Company will successfully integrate the new facility with its existing manufacturing facilities or that it will achieve the anticipated benefits and efficiencies from its expanded manufacturing operations. In addition, the Company's operating results could be adversely affected if sales of the Company's products do not increase at a rate sufficient to offset the Company's increased expenses resulting from this expansion. See "The Stock Offering" and "Business -- Manufacturing."



     Weather Impacts Quarterly Results. Because most of Alside's building products are intended for exterior use, sales tend to be lower during periods of inclement weather. Weather conditions in the first quarter of each calendar year usually result in that quarter producing significantly less sales revenue than in any other period of the year. Consequently, the Company has historically had net losses in the first quarter and reduced profits from operations in the fourth quarter of each calendar year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Financial Data."

     Competition from Vinyl Building Product Manufacturers and Alternative Building Product Materials. With the exception of Owens Corning, no other company within the vinyl residential siding market competes with Alside in both manufacturing and distribution. However, Alside does compete with other manufacturers of vinyl building products, including Aluminum Company of America, CertainTeed Corporation, Jannock Limited, Nortek, Inc. and Royal Group Technologies Limited. Some of these companies are larger and have greater financial resources than the Company. The Company also competes with Owens Corning and numerous large and small distributors of building products in its capacity as a distributor of such products. Additionally, the Company's products face competition from alternative materials: wood and aluminum in the window markets, and wood, masonry and metal in the siding market. While the Company believes Alside's products are competitive, and in most sectors are gaining share at the expense of alternative materials due to vinyl's superior qualities, including its lower material cost, durability and low maintenance requirements, there can be no assurance the Company will not be adversely impacted by its competitors or alternative materials. See "Business -- Alside -- Competition."



     Costs of Environmental Compliance. The Company's operations are subject to various environmental statutes and regulations, including laws and regulations addressing materials used in the manufacturing of the Company's products. In addition, certain of the Company's operations are subject to federal, state and local environmental laws and regulations that impose limitations on the discharge of pollutants into the air and water and establish standards for the treatment, storage and disposal of solid and hazardous wastes. Although the Company believes it has made sufficient capital expenditures to maintain compliance with existing laws and regulations, future expenditures may be necessary as compliance standards and technology change. Unforeseen significant expenditures required to maintain such compliance, including unforeseen liabilities, could have an adverse effect on the Company's business and financial condition. See "Business -- Government Regulation and Environmental Matters."


     Absence of a Public Market. The Notes are a new issue of securities for which there is currently no public market. Although the Underwriter has informed the Company that it intends to make a market in the Notes, the Underwriter is not obligated to do so, and there has been no public market for the Notes and there can be no assurance that any such market will develop or that holders will have the ability to sell their Notes, and any market making activity may be discontinued at any time. If such market making activities do occur, the Notes may trade at prices higher or lower than the principal amount thereof, depending on many factors, including prevailing interest rates, the Company's operating results and the market for similar securities. The Company does not intend to apply for listing of the Notes on any securities exchange.


     Risk of Insufficient Funds to Repurchase Notes on Change of Control. Upon the occurrence of a Change of Control, the Company will be required under certain circumstances to make an offer for cash to repurchase the Notes at a price equal to 101% of the principal amount thereof, together with accrued and unpaid interest to the date of repurchase. If a Change of Control were to occur, there can be no assurance that the Company would have sufficient funds to pay the purchase price for all of the Notes that the Company might be required to purchase. Certain events involving a Change of Control may result in an event of default under the Credit Agreement or other indebtedness of the Company that may be incurred in the future. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing the Notes, the Company could seek the consent of its lenders to purchase the Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company would remain prohibited from purchasing the Notes. In such case, the Company's failure to purchase tendered Notes would constitute an Event of Default under the Indenture. If, as result thereof, a default occurs with respect to any Senior Indebtedness, the subordination provisions of the Notes would require payment in full of the Credit Agreement and any other such Senior Indebtedness before repurchase of the Notes. See "Company Indebtedness," "Description of Notes -- Subordination" and "-- Repurchase at the Option of the Holders -- Change of Control."



     Anti-Takeover Provisions. The Company's Restated Certificate of Incorporation (the "Certificate") and Restated Bylaws ("Bylaws") contain certain provisions that could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. Such provisions may limit the price that certain investors may be willing to pay in the future for shares of the Company's Common Stock. See "Description of Capital Stock -- State Law and Certain Certificate and Bylaw Provisions." Additionally, the Certificate grants the Company's Board of Directors the authority to issue, without stockholder approval, up to 100,000 shares of Preferred Stock having such rights, preferences and privileges as designated by the Board of Directors. The rights of the holders of the Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. See "Description of Capital Stock -- Preferred Stock."


                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the Notes being offered by the Company hereby are estimated to be approximately $72,705,000, after deducting underwriting discounts and commissions and estimated expenses of the Note Offering payable by the Company. The Company presently intends to use such net proceeds, together with borrowings under the Credit Agreement, to purchase all Existing Notes validly tendered pursuant to the Tender Offer. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


                                THE TENDER OFFER


     On January 29, 1998, the Company commenced the Tender Offer for all of the Existing Notes and a solicitation of consents from the holders of the Existing Notes to the Proposed Amendments in order to eliminate substantially all of the restrictive covenants and certain other provisions contained in the Existing Indenture. See "Certain Indebtedness -- Existing Notes -- The Tender Offer/Consent Solicitation." Holders of Existing Notes who tender their Existing Notes in the Tender Offer will be required to consent to the Proposed Amendments. Under the terms of the Existing Indenture, consents from the holders of a majority in principal amount of the Existing Notes will be required to approve the Proposed Amendments. The Tender Offer is conditioned on the completion of the Note Offering and the receipt of the requisite consents to the Proposed Amendments. The Tender Offer will expire on March 2, 1998, unless extended or terminated, at which time the Company expects to purchase all Existing Notes validly tendered. The Company intends to fund the costs associated with the purchase of the Existing Notes pursuant to the Tender Offer, including the anticipated prepayment premium and the related transaction costs, with the net proceeds from the Note Offering and borrowings under the Credit Agreement. The Company intends to close the Note Offering on the day it would become obligated to pay for the Existing Notes tendered in the Tender Offer. If necessary, the Company will extend the Tender Offer so that the proceeds of the Note Offering will be available to pay for the Existing Notes tendered in the Tender Offer.



     If only the minimum required percentage of Existing Notes to approve the Proposed Amendments are tendered in the Tender Offer, approximately $37,500,000 of Existing Notes would remain outstanding after the Note Offering. However, the Company presently intends to redeem all Existing Notes that remain outstanding following the Tender Offer promptly after August 15, 1998, the first date on which the Existing Notes may be redeemed by the Company under the terms of the Existing Indenture.

                               THE STOCK OFFERING


     Concurrently with the Note Offering, the Company and the Selling Stockholders are offering 2,128,800 shares of Common Stock (plus up to an additional 319,320 shares pursuant to an option granted to the Underwriters by the Company and certain Selling Stockholders, solely to cover over-allotments, if any). Of the shares being sold in the Stock Offering, 700,000 shares of Common Stock (808,520 if the over-allotment option is exercised in full) are being sold by the Company and 1,428,800 shares of Common Stock (1,639,600 if the over-allotment option is exercised in full) are being sold by the Selling Stockholders. At an assumed initial public offering price of $17.00 per share, the net proceeds to the Company from the sale of the 700,000 shares of Common Stock being offered by the Company in the Stock Offering are estimated to be approximately $10,627,000 ($12,343,000 if the Underwriters' over-allotment option is exercised in full) after deducting underwriting discounts and commissions and estimated expenses of the Stock Offering payable by the Company.


     The Company intends to use such net proceeds to fund, in part, the Company's 1998 capital expenditure plan, including the construction of a new vinyl siding manufacturing facility in order to expand the Company's production capacity. Although the Company is in the initial planning stages with respect to the construction of this facility, the Company presently estimates that the construction cost of such facility (including the initial operating equipment) will be approximately $12 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Business -- Manufacturing." Pending such use, the Company intends to use its net proceeds from the Stock Offering to repay outstanding borrowings under the Credit Agreement. The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholders. The consummation of the Note Offering and the consummation of the Stock Offering are not conditioned upon each other.

                                 CAPITALIZATION


     The following table presents the actual capitalization of the Company at December 31, 1997 and (i) as adjusted to give effect to the issuance of the Notes in the Note Offering and the use of the net proceeds therefrom to fund the Tender Offer assuming all Existing Notes are purchased, and (ii) as further adjusted to give effect to the sale of 700,000 shares of Common Stock by the Company in the Stock Offering at an assumed initial public offering price of $17.00 per share and for the application of the net proceeds of the Stock Offering to the repayment of indebtedness under the Credit Agreement pending the use of such proceeds as described in "The Stock Offering."



                                                                      DECEMBER 31, 1997
                                                            --------------------------------------
                                                                        AS ADJUSTED
                                                                          FOR THE      AS ADJUSTED
                                                                           NOTE          FOR THE
                                                             ACTUAL     OFFERING(1)     OFFERINGS
                                                            --------    -----------    -----------
Cash and cash equivalents...............................    $  1,935     $  1,935       $  4,453
                                                            ========     ========       ========
Short-term debt:
  Revolving line of credit..............................    $    564     $  8,109       $     --
  Current maturities of long-term debt..................       1,750        1,750          1,750
                                                            --------     --------       --------
          Total short-term debt.........................    $  2,314     $  9,859       $  1,750
                                                            ========     ========       ========
Long-term debt, less current maturities:
  Taxable Notes.........................................    $  3,600     $  3,600       $  3,600
  Existing Notes........................................      75,000           --             --
  New Notes.............................................          --       75,000         75,000
                                                            --------     --------       --------
          Total long-term debt..........................      78,600       78,600         78,600
                                                            --------     --------       --------
Stockholders' equity:
  Preferred Stock, par value $.01 per share:
     100,000 authorized shares; none issued.............          --           --             --
  Common Stock, par value $.0025 per share;
     15,000,000 authorized shares; 4,934,900 issued
       shares
     (6,634,900 issued shares, as further adjusted).....          12           12             17
  Class B Common Stock, par value $.0025 per share;
     2,700,000 authorized shares; 2,700,000 issued
       shares
     (1,700,000 authorized and issued shares, as further
       adjusted)........................................           7            7              4
  Capital in excess of par..............................         505          505         11,130
  Less treasury stock, at cost (41,396 shares)..........        (542)        (542)          (542)
  Retained earnings.....................................      44,752       40,438         40,438
                                                            --------     --------       --------
          Total stockholders' equity....................      44,734       40,421         51,047
                                                            --------     --------       --------
          Total capitalization..........................    $123,334     $119,021       $129,647
                                                            ========     ========       ========


---------------


(1) Upon completion of the Tender Offer, the Company will record an extraordinary charge estimated to be approximately $4.3 million, net of tax ($0.56 per diluted share of Common Stock), for the prepayment premium expected to be paid with respect to the Tender Offer for the Existing Notes and the write off of unamortized debt issuance costs associated with the Existing Notes.

                            SELECTED FINANCIAL DATA


     The selected financial data presented below as of and for each of the years in the five-year period ended December 31, 1997 were derived from the financial statements of the Company which have been audited by Ernst & Young LLP, independent auditors. The data should be read in conjunction with the financial statements, related notes and other financial information included elsewhere in this Prospectus.



                                                                             YEAR ENDED DECEMBER 31,
                                                             --------------------------------------------------------
                                                               1993        1994        1995        1996        1997
                                                             --------    --------    --------    --------    --------
                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
  Net sales..............................................    $312,972    $352,606    $350,029    $356,471    $397,690
  Cost of sales..........................................     230,408     258,669     264,080     255,579     283,514
                                                             --------    --------    --------    --------    --------
  Gross profit...........................................      82,564      93,937      85,949     100,892     114,176
  Selling, general and administrative expenses...........      63,670      70,482      73,207      77,740      81,142
                                                             --------    --------    --------    --------    --------
  Income from operations.................................      18,894      23,455      12,742      23,152      33,034
  Interest expense.......................................       7,581      10,580      11,474      10,882       9,795
  Equity in earnings (loss) of Amercord(1)...............       1,039         100         537       1,724        (626)
                                                             --------    --------    --------    --------    --------
  Income before income tax expense.......................      12,352      12,975       1,805      13,994      22,613
  Income tax expense.....................................       4,666       5,101         545       5,172       9,524
                                                             --------    --------    --------    --------    --------
  Income before extraordinary item.......................       7,686       7,874       1,260       8,822      13,089
  Extraordinary item(2)..................................       1,876          --          --          --          --
                                                             --------    --------    --------    --------    --------
  Net income.............................................       5,810       7,874       1,260       8,822      13,089
  Preferred dividends....................................         583          --          --          --          --
                                                             --------    --------    --------    --------    --------
  Income applicable to common stock......................    $  5,227    $  7,874    $  1,260    $  8,822    $ 13,089
                                                             ========    ========    ========    ========    ========
SHARE DATA:
  Basic earnings per share...............................    $   0.84    $   1.05    $   0.17    $   1.16    $   1.72
  Diluted earnings per common share(3)...................        0.42        1.01        0.16        1.14        1.69
  Weighted average number of diluted shares..............      12,352       7,789       7,695       7,746       7,756
  Dividends per share....................................          --          --          --          --    $   0.05
OTHER DATA:
  EBITDA(4)..............................................    $ 23,779    $ 27,959    $ 18,082    $ 29,025    $ 39,555
  Capital expenditures...................................       5,489       9,323       7,683       8,110       8,758
  Cash provided by (used in) operating activities........       3,982      (3,248)      5,328      15,055      22,496
  Cash used in investing activities......................      (4,663)     (9,206)     (7,203)     (8,087)     (7,941)
  Cash provided by (used in) financing activities........       1,801      11,648       2,452      (6,863)    (15,004)
  Ratio of EBITDA to interest expense....................        3.14x       2.64x       1.58x       2.67x       4.04x
  Ratio of earnings to fixed charges.....................        2.16x       1.92x       1.12x       1.93x       2.60x



                                                                                   DECEMBER 31,
                                                             --------------------------------------------------------
                                                               1993        1994        1995        1996        1997
                                                             --------    --------    --------    --------    --------
                                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital........................................    $ 51,417    $ 51,336    $ 46,551    $ 51,821    $ 61,191
  Total assets...........................................     149,881     169,414     172,053     177,709     178,504
  Short-term debt, including current maturities..........       2,321      15,719      19,921      14,808       2,341
  Long-term debt, less current maturities................      85,600      83,850      82,100      80,350      78,600
  Stockholders' equity...................................      14,114      22,046      23,306      32,246      44,734


---------------


(1) In 1996 the Company's equity in the earnings of Amercord was effected by a change in accounting principle, a settlement of a royalty dispute and an asset impairment writedown, the net amount of which was approximately $800,000. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 2 to the Financial Statements.



(2) The extraordinary item represents, net of tax, the loss recognized on the prepayment premium paid on the retirement of the Company's 15% Senior Secured Notes in August 1993.



(3) In accordance with the Commission Staff Accounting Bulletin, Topic 4D, common shares issued during the 12-month period prior to the initial filing of the Company's registration statement relating to the Stock Offering at prices below the assumed public offering price have been included in the calculation as if such shares were outstanding for all periods presented.



(4) EBITDA is calculated as income from operations plus depreciation and amortization. The Company has included information concerning EBITDA because it believes that EBITDA is used by certain investors as one measure of an issuer's historical ability to service its debt. EBITDA should not be considered by an investor as an alternative to, or more meaningful than, net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity. EBITDA as presented above for the Company may not be comparable to similarly titled measures reported by other companies.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW


     General. The Company consists of two operating divisions, Alside and AmerCable. In addition, Amercord, a 50%-owned affiliate, is accounted for using the equity method. The Company's results of operations are primarily affected by the operating results of Alside, which accounted for more than 85% of the Company's net sales in each of the last three years. Because its residential building products are consumer durable goods, Alside's sales are impacted by the availability of consumer credit, consumer interest rates, employment trends, changes in levels of consumer confidence, national and regional trends in new housing starts and general economic conditions. Alside's sales are also affected by changes in consumer preferences with respect to types of building products. Alside's products are used in the repair and remodeling, as well as the new construction, sectors of the building industry. For each of the three years in the period ended December 31, 1997, Alside believes that its sales were made primarily to the repair and remodeling sector.



     The Company believes that vinyl building products will continue to gain market share from metal and wood products due to vinyl's favorable attributes, which include its durability, lower maintenance cost and lower cost compared to wood and metal. Although no assurances can be given, the Company further believes that these increases in market share, together with Alside's increased marketing efforts, will increase Alside's sales of vinyl siding, vinyl windows and other complementary building products.



     The principal raw material used in Alside's products is vinyl resin which in the past has fluctuated significantly in price. These fluctuations can impact Alside's profitability. In general, short-term fluctuations in vinyl resin prices do not affect the selling prices of the Company's vinyl window products. Prior to 1997, the prices of the Company's vinyl siding products have generally increased or decreased with the price of vinyl resin. During 1996 the average price of vinyl resin was lower than 1995 levels. In 1997, the price of vinyl resin increased during the first six months and then declined. Alside did not generally pass on any additional costs or savings resulting from the fluctuations in resin prices in 1996 and 1997.


     The Company operates with substantial operating and financial leverage. Significant portions of Alside's selling, general and administrative expenses are fixed costs that neither increase nor decrease proportionately with sales. As a result, a percentage change in Alside's net sales will have a greater percentage effect on Alside's income from operations. In addition, interest expense related to the Company's long-term debt is relatively fixed.

     AmerCable. AmerCable modified its business strategy in the second quarter of 1996 to focus on a core group of cable products that AmerCable believed better utilized its manufacturing efficiencies and marketing and distribution capabilities. Concurrently with this shift in its business strategy, AmerCable reduced its workforce by approximately 15% to eliminate certain non-value added processes and to focus its efforts on its core products. As a result of this strategy, AmerCable has lowered its costs and improved manufacturing efficiencies and on-time delivery rates, thereby substantially improving its profitability.

     Amercord. The Company presently expects Amercord's average selling prices to decline further during 1998. Although Amercord continues to develop programs to reduce its cost structure and improve its manufacturing efficiencies, the Company does not currently expect Amercord to earn a profit in 1998. Since its inception as a separate enterprise in 1986, Amercord has satisfied its working capital and capital expenditure requirements from internally generated funds and independent credit facilities that are not guaranteed by the Company and Amercord has neither received capital from the Company nor made any distributions to the Company. The Company presently believes that Amercord's internally generated cash flow and credit facilities will provide sufficient capital to fund its operations and currently planned capital expenditures and as a result, the Company does not presently anticipate a need to make additional capital contributions to Amercord.

     Segment Data. Alside accounted for more than 85% of the Company's net sales and income from operations in each of the three years in the period ended December 31, 1997. In 1997, Alside accounted for approximately 85% of the Company's income from operations exclusive of corporate selling, general and administrative expenses. Management believes that a discussion of the Company's results and financial position for these periods is enhanced by presenting segment information for Alside and AmerCable. The tables below set forth for the periods indicated certain items from the Company's financial statements:



                                                                              YEARS ENDED DECEMBER 31,
                                                               ------------------------------------------------------
                                                                     1995               1996               1997
                                                               ----------------   ----------------   ----------------
                                                                          % OF               % OF               % OF
                                                                          TOTAL              TOTAL              TOTAL
                                                                           NET                NET                NET
                                                                AMOUNT    SALES    AMOUNT    SALES    AMOUNT    SALES
                                                               --------   -----   --------   -----   --------   -----
                                                                                    (IN THOUSANDS)
CONSOLIDATED:
  Net sales -- Alside.......................................   $300,561   85.9%   $314,645   88.3%   $344,000    86.5%
  Net sales -- AmerCable....................................     49,468   14.1      41,826   11.7      53,690    13.5
                                                               --------   -----   --------   -----   --------   -----
        Total net sales.....................................    350,029   100.0    356,471   100.0    397,690   100.0
  Gross profit..............................................     85,949   24.5     100,892   28.3     114,176    28.7
  Selling, general and administrative expenses(1)...........     73,207   20.9      77,740   21.8      81,142    20.4
                                                               --------   -----   --------   -----   --------   -----
  Income from operations....................................     12,742    3.6      23,152    6.5      33,034     8.3
  Interest expense..........................................     11,474    3.3      10,882    3.1       9,795     2.5
  Equity in earnings (loss) of Amercord.....................        537    0.2       1,724    0.5        (626)   (0.1)
                                                               --------   -----   --------   -----   --------   -----
  Income before income tax expense..........................      1,805    0.5      13,994    3.9      22,613     5.7
  Income tax expense........................................        545    0.1       5,172    1.4       9,524     2.4
                                                               --------   -----   --------   -----   --------   -----
        Net income..........................................   $  1,260    0.4%   $  8,822    2.5%   $ 13,089     3.3%
                                                               ========   =====   ========   =====   ========   =====
ALSIDE:
  Net sales.................................................   $300,561   100.0%  $314,645   100.0%  $344,000   100.0%
  Gross profit..............................................     85,628   28.5      98,636   31.3     104,716    30.4
  Selling, general and administrative expenses..............     69,078   23.0      72,264   23.0      74,301    21.6
  Income from operations....................................     16,550    5.5      26,372    8.3      30,415     8.8

AMERCABLE:
  Net sales.................................................   $ 49,468   100.0%  $ 41,826   100.0%  $ 53,690   100.0%
  Gross profit..............................................        321    0.6       2,256    5.4       9,460    17.6
  Selling, general and administrative expenses..............      1,997    4.0       3,223    7.7       4,374     8.1
  Income (loss) from operations.............................     (1,676)  (3.4)       (967)  (2.3)      5,086     9.5


---------------


(1) Consolidated selling, general and administrative expenses include corporate expenses of $2.1 million, $2.3 million and $2.5 million for the years 1995, 1996 and 1997, respectively.


RESULTS OF OPERATIONS


  Year Ended December 31, 1997 compared to the Year Ended December 31, 1996.



     General. The Company's net sales increased $41.2 million or 11.6% in 1997 as compared to 1996 due to an increase in sales volume at its Alside and AmerCable divisions. Income from operations increased $9.9 million or 42.7% in 1997 as compared to 1996 due to increased sales volume at Alside and AmerCable as well as manufacturing efficiency improvements at AmerCable. The Company's net income increased $4.3 million or 48.4% in 1997 as compared to 1996 due to increased operating income at its divisions which was partially offset by a loss from its Amercord affiliate.



     Alside. Alside's net sales increased $29.4 million or 9.3% in 1997 as compared to 1996 due to increased unit sales in virtually all product lines except metal siding. Unit sales of vinyl siding and vinyl windows increased 11.2% and 16.0%, respectively, in 1997 as compared to 1996. Alside's 1997 sales were also favorably impacted by increased unit sales volume of cabinets and vinyl fence of 33.7% and 40.4%, respectively, as compared to 1996. In addition, the average unit selling price of vinyl siding increased in 1997 due to Alside's increased sales of premium siding products. The increase in Alside's sales was partially offset by a decrease in metal siding sales as consumer preference continued to shift away from metal siding. Gross profit as a percentage of sales decreased to 30.4% in 1997 as compared to 31.3% in 1996 principally due to increases in raw materials costs, primarily vinyl resin. Selling, general and administrative expenses decreased as a percentage of net sales to 21.6% in 1997 from 23.0% in 1996. Selling, general and administrative expenses increased by 2.8% or $2.0 million to $74.3 million in 1997 due primarily to increased advertising expenditures and higher employee compensation. Income from operations increased 15.3% or $4.0 million in 1997 as compared to 1996 due to increased sales volume which was partially offset by increased raw material costs.



     AmerCable. AmerCable's net sales increased $11.9 million or 28.4% in 1997 as compared to 1996 due to increased sales volume across all product lines. Gross profit as a percentage of net sales increased to 17.6% in 1997 from 5.4% in 1996 due to a 35% improvement in manufacturing efficiency (defined by the Company as production volume per labor hour). The increases in sales and gross profit were due primarily to AmerCable's implementation of its new business strategy in May 1996 to focus on the production of core products which better utilize its manufacturing and distribution capabilities. Selling, general and administrative expenses increased to $4.4 million in 1997 from $3.2 million in 1996 due to higher incentive compensation. Income from operations increased to $5.1 million in 1997 as compared to a loss from operations of $967,000 in 1996. The increase was due to improved manufacturing efficiencies and increased sales volume.



     Amercord. The Company recorded a loss of $626,000 reflecting its share of the after-tax loss of Amercord for the year ended 1997 as compared to income of $1.7 million for the same period in 1996. The Company's equity in Amercord's after-tax income for the year ended 1996 was approximately $900,000 exclusive of the cumulative change in accounting principle, a royalty settlement and an equipment writedown. Amercord's net sales decreased 14.5% to $74.9 million in 1997 compared to 1996 due primarily to a decrease in sales volume and a decrease in the average unit sales price of its products. Gross profit decreased to $1.9 million in 1997 from $7.6 million in 1996 due primarily to lower sales prices and decreased manufacturing efficiencies. Selling, general and administrative expenses decreased 9.9% to $2.4 million in 1997 from $2.7 million in 1996.



     Other. Net interest expense decreased $1.1 million or 10.0% in 1997 as compared to 1996 primarily due to a decrease in the average borrowings under the Company's Credit Agreement as well as interest income of $280,000 related to a $1.4 million income tax refund.



  Year Ended December 31, 1996 compared to the Year Ended December 31, 1995.



     General. The Company's net sales increased $6.4 million or 1.8% in 1996, compared with 1995, due to higher Alside sales volume which was partially offset by lower AmerCable sales volume. The Company's income from operations increased $10.4 million or 81.7% in 1996 as compared to 1995 due primarily to higher sales volume and lower raw material costs at its Alside division. The Company's net income increased $7.6 million to $8.8 million for the year ended December 31, 1996 as compared to 1995 due primarily to higher income from operations at its Alside division as well as improvements at both AmerCable and Amercord.



     Alside. Alside's net sales increased $14.1 million or 4.7% in 1996 compared with 1995 due to increased sales volume of vinyl siding, vinyl windows, vinyl fencing and complementary building products distributed through its Supply Centers. Unit sales of vinyl siding and vinyl windows increased by 8.9% and 5.2%, respectively, in 1996 as compared to 1995. The increase in vinyl product sales was partially offset by a decrease in sales of metal siding as consumer preference continued to shift from metal to vinyl products. Gross profit as a percentage of net sales increased to 31.3% in the 1996 period from 28.5% in the 1995 period as a result of lower material costs, primarily vinyl resin. Selling, general and administrative expenses remained constant as a percentage of net sales at 23.0% for 1996 and 1995. Increased advertising costs, higher lease expenses associated with both new and expanded Supply Centers, and higher employee incentive compensation resulted in an increase in selling, general and administrative expense to $72.3 million in 1996 from $69.1 million in 1995. The increase in selling, general and administrative expenses was partially offset by an overall decrease in salaries of $800,000 consisting of a $1.8 million decrease in Alside's headquarters salaries and a $1.0 million increase in Supply Center salaries for the period ended December 31, 1996. The decrease in Alside's headquarters salaries was primarily the result of Alside's reengineering program in which many of the business processes performed at Alside's Akron, Ohio headquarters either were eliminated or transferred to Supply Center personnel. The personnel reductions related to this program and the related expenditures were substantially completed in 1996. Alside's income from operations was $26.4 million for the period ended December 31, 1996 compared to $16.6 million for the same period in 1995. The increase in income from operations of $9.8 million or 59.3% was due primarily to higher sales volume and a decrease in vinyl resin costs.


     AmerCable. AmerCable's net sales decreased $7.6 million or 15.4% in 1996 as compared to 1995 due to a decrease in sales volume and lower copper prices which were only partially offset by higher sales prices. The decrease in sales volume and the higher sales prices were due primarily to the implementation of AmerCable's modified business strategy which focuses on producing core products which better utilize its manufacturing efficiencies and marketing and distribution capabilities. Despite the decrease in sales volume resulting from the modified strategy, profit margins have increased across all product lines due to the focus on fewer products. AmerCable generally prices its products based upon the copper price at the time of shipment; therefore, decreased copper prices during 1996 accounted for approximately 25% of the decrease in sales. The marine, shipboard and transportation product line had the most significant volume decrease as AmerCable decreased its focus on transportation products having lower profit margins. Increased sales of higher margin marine products partially offset the decrease in sales volume. AmerCable's gross profit increased as a percentage of sales to 5.4% in 1996 as compared to 0.6% in 1995 due to improved manufacturing efficiencies, better material utilization and higher selling prices. Selling, general and administrative expenses increased to $3.2 million in 1996 from $2.0 million in 1995 due to the severance charges described below and the costs associated with the opening of a distribution center in Houston, Texas. AmerCable's loss from operations in 1996 was $967,000 compared to a loss of $1.7 million in 1995 due to decreased sales volume being offset by higher sales prices, lower copper prices and improved manufacturing efficiencies. During the first half of 1996, AmerCable recorded charges of $500,000 to write down copper inventory to its net realizable value and $275,000 for severance charges related to a 15% workforce reduction as part of a business reorganization. These severance charges were paid in 1996. Net of these charges, AmerCable's loss from operations for the year ended 1996 was $192,000. AmerCable recorded income from operations of $931,000 for the second half of 1996.



     Amercord. The Company recorded $1.7 million in equity in the after-tax earnings of Amercord in 1996 compared to $537,000 during the same period in 1995. In 1996, Amercord recorded a $1.2 million gain to reflect the cumulative effect of an accounting change when it changed its accounting policy for maintenance parts. Amercord now capitalizes the cost of these parts upon purchase and expenses such parts when used in the production cycle. Amercord previously expensed the maintenance parts upon purchase. Amercord recorded a pre-tax gain of $3.1 million in connection with the settlement of disputed royalty payments for the years 1990-1995 and recorded a $2.7 million loss for a write down of certain production equipment pursuant to Statement of Financial Accounting Standards No. 121. The Company's equity in the earnings of Amercord, exclusive of the items described above, was approximately $900,000. Amercord's net sales increased 8.4% to $87.5 million in 1996 from $80.8 million in 1995 primarily due to a 9.9% and a 7.6% increase in tire bead and tire cord volume, respectively. Gross profit increased $1.7 million or 29.0% in 1996 compared with the same period in 1995 due to higher sales and lower unit production costs experienced in 1996. Selling, general and administrative expenses as a percentage of net sales remained constant at 3% for 1996 and 1995.



     Other. The Company's net interest expense decreased $592,000 or 5.2% in 1996 compared with the same period in 1995 primarily due to a decrease in the average borrowings under the Company's Credit Agreement.



QUARTERLY FINANCIAL DATA


     General. Because most of Alside's building products are intended for exterior use, Alside's sales and operating profits tend to be lower during periods of inclement weather. Weather conditions in the first quarter of each calendar year historically result in that quarter producing significantly less sales revenue than in any other period of the year. As a result, the Company has historically had losses in the first quarter and reduced profits in the fourth quarter of each calendar year due to the significant impact of Alside on the Company's performance.

     Quarterly sales and operating profit data for the Company in 1996 and 1997 are shown in the table below:



                                                          THREE MONTHS ENDED
                                           ------------------------------------------------
                                           MARCH 31   JUNE 30    SEPTEMBER 30   DECEMBER 31
                                           --------   --------   ------------   -----------
                                               (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
1996
Net sales -- Alside......................  $55,113    $ 85,403     $ 93,170       $80,959
Net sales -- AmerCable...................   10,313      10,530        9,989        10,994
                                           -------    --------     --------       -------
          Total net sales................   65,426      95,933      103,159        91,953
Gross profit.............................   14,555      28,680       31,963        25,694
Income (loss) from operations............   (3,222)      9,010       11,466         5,898
Net income (loss)........................   (3,473)      4,571        5,532         2,192
Basic earnings (loss) per common share...    (0.46)       0.60         0.73          0.29
Diluted earnings (loss) per common
  share(1)...............................    (0.45)       0.59         0.71          0.28
1997
Net sales -- Alside......................  $64,827    $ 94,165     $ 98,483       $86,525
Net sales -- AmerCable...................   14,289      13,511       12,644        13,246
                                           -------    --------     --------       -------
          Total net sales................   79,116     107,676      111,127        99,771
Gross profit.............................   20,015      32,982       32,616        28,563
Income from operations...................      713      12,155       11,099         9,067
Net income (loss)........................   (1,130)      5,693        4,544         3,982
Basic earnings (loss) per common share...    (0.15)       0.75         0.60          0.52
Diluted earnings (loss) per common
  share(1)...............................    (0.15)       0.73         0.59          0.51


---------------


(1) In accordance with the Commission Staff Accounting Bulletin, Topic 4D, common stock issued during the 12-month period prior to the initial filing of the Company's registration statement relating to the Stock Offering at prices below the assumed public offering price have been included in the calculation as if such shares were outstanding for all periods presented.


LIQUIDITY AND CAPITAL RESOURCES


     Net cash provided by operating activities was $5.3 million, $15.1 million and $22.5 million in 1995, 1996 and 1997, respectively. The increased operating cash flows in 1997 were due primarily to a $4.3 million increase in net income due to improved operating performance at Alside and AmerCable, as well as lower working capital requirements in 1997 as compared to 1996. The increased operating cash flows in 1996 were primarily due to Alside's improved operating results.



     In April 1996, the Company amended and restated the Credit Agreement to increase the facility to permit borrowings of up to $50 million and to extend the term to May 31, 1999. Available borrowings under the Credit Agreement are limited to the lesser of the total facility less unused letters of credit or availability based on percentages of eligible accounts receivable and inventories. The Credit Agreement is secured by substantially all of the Company's assets other than the Company's owned real property and its shares of Amercord. At December 31, 1997, $7.5 million of this facility had been used to issue a $5.5 million letter of credit securing the Company's taxable variable rate notes (the "Taxable Notes") as well as $2.0 million securing various insurance letters of credit. At December 31, 1997 the Company had an available borrowing capacity under the Credit Agreement of approximately $40.4 million.



     Capital expenditures totaled $7.7 million, $8.1 million and $8.8 million in 1995, 1996 and 1997, respectively. Expenditures in 1997 were primarily used to increase vinyl extrusion capacity for siding, windows and fencing as well as to increase and automate window fabrication capacity. Expenditures in 1996 were primarily used to increase Alside's capacity to produce welded vinyl windows, enhance the Company's window tooling design capability, continue automating its window assembly process, and increase vinyl window extrusion capacity. Significant expenditures made during 1995 include expenditures to further automate the window assembly process and to purchase equipment to be used for the production of vinyl fencing and vinyl garage doors. The Company has historically funded such capital expenditure requirements out of cash generated from operating activities and borrowings under its bank credit facility.

     The Company believes that historical capital expenditures represent a base level of spending needed to maintain its vinyl siding and vinyl window production equipment as well as provide for modest increases in plant productivity and operating capacity. Presently anticipated capital expenditures for 1998 of $25 million include funds for the construction of a new vinyl siding manufacturing facility to increase vinyl siding extrusion capacity, as well as expenditures to increase window welding capacity and window assembly capacity. The net proceeds of the Stock Offering will be used to partially fund capital expenditures in 1998. In the event the Company would decide not to proceed with the Stock Offering, the Company presently intends to seek to fund substantially all of its current 1998 capital expenditure plan with cash from operations, available borrowings under the Credit Agreement and, if necessary, alternative sources of financing.

     The Company believes that future cash flows from operations and its borrowing capacity under the Credit Agreement, together with the net proceeds from the Offerings, will be sufficient to satisfy debt service requirements, maintain current operations and provide sufficient capital for presently anticipated capital expenditures. However, there can be no assurances that the cash so generated by the Company will be sufficient for such purposes.


     The Company has completed its assessment of the effect of Year 2000 on its management information systems and is currently Year 2000 compliant with respect to substantially all of its systems. The Company does not expect any material future expenditures will be required in order to become fully Year 2000 compliant.



     The Company currently has outstanding $75,000,000 of the Existing Notes. The Existing Notes are callable at the option of the Company beginning in August 1998 at 104.313% of the outstanding principal amount thereof, decreasing to 100% of the principal amount in August 2001. In connection with the Note Offering, the Company has commenced a tender offer to purchase all outstanding principal amount of the Existing Notes. See "The Tender Offer" and "Company
Indebtedness -- Existing Notes."



     The Company has filed a registration statement with the Securities and Exchange Commission (the "Commission") to sell, through an initial public offering, 2,478,800 shares (before over-allotment) of the Company's Common Stock in the Stock Offering. Of these shares, 700,000 shares of Common Stock (808,520 shares if the over-allotment option is exercised in full) are being sold by the Company with the remaining 1,778,800 shares to be sold by certain stockholders (2,150,620 shares if the over-allotment option is exercised in full). The consummation of the Stock Offering and the consummation of the Note Offering are not contingent upon each other. See "The Stock Offering."


EFFECTS OF INFLATION

     The Company believes that the effects of inflation on its operations have not been material during the past three years. Inflation could adversely affect the Company if inflation results in significantly higher interest rates or substantial weakness in economic conditions. Alside's principal raw material, vinyl resin, has been subject to rapid price increments. Although Alside has historically been able to pass on price increases to its customers, Alside did not generally pass on any additional costs or savings resulting from the fluctuation in resin prices in 1996 and 1997. No assurances can be given that Alside will be able to pass on any price increases in the future.

FINANCIAL ACCOUNTING STANDARDS


     The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 130 Reporting Comprehensive Income and Statement of Financial Accounting Standards No. 131 Disclosures About Segments of an Enterprise and Related Information which are effective for financial statement periods beginning after December 15, 1997. The Company believes that these statements will have no effect on the Company's financial position, results of operations or cash flows.

                                    BUSINESS


     Associated Materials is a leading, vertically integrated manufacturer and nationwide distributor of exterior residential building products through its Alside division. Alside's core products are vinyl siding and vinyl windows. These products are marketed on a wholesale basis to more than 30,000 professional contractors engaged in home remodeling and new home construction principally through Alside's nationwide network of 66 Alside Supply Centers. In recent years Alside has expanded its product offerings to include vinyl fencing, vinyl decking and vinyl garage doors. In 1997, Alside accounted for approximately 87% of the Company's net sales. In addition to Alside, the Company's operations include its AmerCable division, a specialty electrical cable manufacturer. Amercord, a 50%-owned affiliate managed by the Company, manufactures and sells steel cord and bead wire to tire manufacturers.


INDUSTRY OVERVIEW


     Vinyl siding competes with other materials, such as wood, masonry and metals, for a share of the residential siding market. Vinyl siding has greater durability and requires less maintenance than wood siding, and generally is less expensive than wood, masonry or metal siding. According to the Sabre Study, based on unit sales, vinyl siding accounted for approximately 47% of the exterior siding market in 1996 versus approximately 17% in 1985. Since the early 1980's, vinyl siding has become the preferred siding product for professional home remodeling contractors and their customers, and commanded approximately 62% of the home remodeling marketplace for siding in 1996. More recently, vinyl siding has achieved increased acceptance in the new construction market, as builders and home buyers have recognized vinyl's low maintenance, durability and price advantages. The Company believes that vinyl siding will continue to gain market share in the new residential construction market while remaining the preferred product of the remodeling marketplace.



     Vinyl windows require less maintenance, are more durable than either wood or aluminum windows and provide greater energy efficiency than aluminum windows. According to the Sabre Study, based on unit sales, approximately 45% of all residential windows sold in 1996 were vinyl windows versus approximately 27% in 1991. Since the early 1980's, vinyl windows have become the preferred window product for professional home remodeling contractors and their customers, and commanded approximately 75% of the home remodeling marketplace for windows in 1996. More recently, vinyl windows have achieved increased acceptance in the new construction market as a result of builders and home buyers recognizing vinyl's favorable attributes, the enactment of local legal or building code requirements that mandate more energy efficient windows and the increased development and promotion of vinyl window products by national window manufacturers. The Company believes that vinyl windows will continue to gain market share in the new residential construction market while remaining the preferred product of the remodeling marketplace.



According to the Sabre Study, total sales of vinyl siding and vinyl windows are each projected to increase approximately 7% annually between 1996 and 2000 and the new construction market for each of these vinyl products is expected to grow at a rate of approximately 10% per year from 1996 to 2000.


BUSINESS STRATEGY

     The Company believes that it is well positioned to capitalize on the growing demand for vinyl building products. The following business strategy should enable the Company to (i) maintain Alside's position as a leading manufacturer and distributor of exterior residential building products, (ii) continue to increase sales, and (iii) strengthen operating margins.


- Company-Owned Distribution. Alside is one of only two major vinyl siding manufacturers that markets its products primarily through a company-owned distribution network. The Company believes that distributing products through its nationwide network of 66 Alside Supply Centers provides Alside with certain competitive advantages, including (i) long-standing customer relationships, (ii) the ability to implement targeted marketing programs, and
  (iii) a permanent presence in local markets. In 1997, approximately 78% of Alside's net sales were made through its Supply Centers. In 1995, the Company initiated a number of programs at its Supply Centers designed to enhance the quality and training of its marketing and sales personnel and added additional sales personnel. The Company believes these actions have increased, and will continue to increase, Alside's market share and profitability.

-New Product Development. The Company intends to capitalize on Alside's vinyl manufacturing expertise by continuing to develop and introduce new innovative products that offer performance, cost and other advantages. For example, in late 1995, Alside introduced Charter Oak, a patented premium siding product, which accounted for approximately 22.9% of Alside's vinyl siding unit volume in 1997. In early 1997, Alside introduced Conquest, a siding product designed to increase Alside's penetration of the economy market segment. Conquest accounted for approximately 18.2% of Alside's vinyl siding unit volume in 1997. Additionally, Alside, has broadened its product range by introducing a number of other vinyl products such as vinyl fencing in 1993 and vinyl decking and a redesigned vinyl garage door in 1997.



-New Construction Market. According to the Sabre Study, the new construction market will continue to be the fastest growing segment in the vinyl siding and vinyl window industry. The Company intends to increase Alside's penetration of the new construction market through a number of initiatives including new product introductions such as Conquest, a recently formed sales group and targeted marketing programs. As consolidation among builders continues and as builders attempt to reduce the number of vendors used, the Company believes that as a low-cost manufacturer with a national, company-owned distribution system, Alside is well positioned to increase sales to nationwide homebuilders.


-Low-Cost and Vertically Integrated Operations. The Company believes that Alside is a low-cost manufacturer of vinyl siding and other vinyl products due to its manufacturing expertise, state-of-the-art technology and ability to employ economies of scale. In addition, Alside's ability to produce its own vinyl window extrusions and glass inserts, coupled with its high-speed welding and cleaning equipment, provide it with cost and quality advantages over other window manufacturers that are not as large or as vertically integrated as Alside.

-Manufacturing Capacity Expansion. Alside expects to significantly expand its vinyl siding production capacity by increasing capacity at its existing vinyl siding plant and by building a new vinyl siding manufacturing facility to meet its future sales expectations. The Company intends to initially invest approximately $12 million in the new facility, which is expected to become operational in 1999.

ALSIDE


     Products. Alside's principal product offerings are vinyl siding and vinyl windows, which together accounted for approximately 68% of Alside's 1997 net sales. Alside also manufactures a variety of other products including vinyl fencing, vinyl decking, vinyl garage doors and semi-custom cabinets.



     The vinyl siding market consists of four segments: builder, economy, standard and premium. Vinyl siding quality is determined by its rigidity, resistance to fading, thickness and ease of installation as well as other factors. Historically, Alside targeted its products primarily to the standard segment. More recently, the Company has broadened its product lines to increase its penetration of the premium and economy segments. For example, in late 1995, Alside introduced its patented Charter Oak siding which enabled Alside to significantly penetrate the premium segment of the vinyl siding market. In 1997, Alside introduced its Conquest siding product which has enabled Alside to achieve additional market penetration in the economy segment of the siding industry. While the Company currently does not manufacture a siding product specifically designed for the builder segment of the market, it does market its Conquest and Alpha products to the new construction market. In addition, the Company intends to produce a product specifically targeted for this market following the construction of its new vinyl siding manufacturing facility. In addition to the new products described above, Alside has increased the number of colors and profiles offered within its existing siding products and continues to increase and improve upon the breadth of its vinyl siding product line. Alside offers limited warranties ranging from 50-year warranties to lifetime warranties with its siding products.


     Alside divides its window products into the economy, standard and premium categories. Product quality within the vinyl window industry is determined by a number of competitive features including method of construction and materials used. Rather than manufacturing standard size windows, Alside custom manufactures virtually all of its windows to fit existing window openings. Custom fabrication provides Alside's customers with a product that is less expensive to install and more attractive after installation. All of Alside's window products are accompanied by a limited lifetime warranty.

     A summary of Alside's siding and window product offerings is presented in the table below according to the Company's product line classification and includes the new CenterLock product which the Company intends to introduce in the first quarter of 1998.

-------------------------------------------------------------------------------------
                      PRODUCT LINE   SIDING PRODUCTS      WINDOW PRODUCTS
-------------------------------------------------------------------------------------
                      Premium        Charter Oak       UltraMaxx
                                     Greenbriar        Omni
                                     Highland Cedar
                                     Williamsport
------------------------------------------------------------------------------------
                      Standard       Odyssey           Geneva
                                     CenterLock        Excalibur
------------------------------------------------------------------------------------
                      Economy        Conquest          Performance Series --
                                     Alpha             New Construction
                                                       Centurion
------------------------------------------------------------------------------------


     In addition to its siding and window product lines, Alside also manufactures semi-custom cabinets for the kitchen and bath under the brand name UltraCraft. Alside's sales of cabinets accounted for approximately 5% of its net sales in 1997. Unit sales of UltraCraft cabinets have increased 33.7% for 1997 as compared to 1996 due to the Company's efforts to expand and improve its dealer customer base. In 1993, Alside introduced vinyl fencing as a product line under the brand name UltraGuard, currently a leading brand of both agricultural and residential vinyl fencing. Although sales of UltraGuard fencing accounted for less than 5% of Alside's net sales in 1997, unit sales of UltraGuard have increased at an annual rate of over 35% since its introduction. Alside introduced a raised panel vinyl garage door in 1997 under the brand name Premium Garage Doors. Alside primarily markets its cabinets, fencing and garage doors through independent dealers and not through its Supply Centers.



     To complete its line of siding products, Alside also distributes metal siding and related building products manufactured by other companies. Metal siding products accounted for approximately 19% of Alside's 1993 sales. In 1997, approximately 6% of Alside's sales were derived from metal siding and related building products. The Company expects the sale of metal siding products to continue to decline as these products are displaced by vinyl products. Alside also selectively distributes a variety of complementary building products manufactured by others, including wood windows, roofing materials, insulation, cabinets and installation equipment.



     Marketing and Distribution. Traditionally, most vinyl siding has been sold to the home remodeling marketplace through independent distributors. The Company believes that Alside is one of only two major vinyl siding manufacturers that market their products primarily through company-owned distribution centers. Alside has a nationwide distribution network of 66 Alside Supply Centers which market Alside manufactured products and other complementary building products to more than 30,000 professional home improvement and new construction contractors. The Company believes that Alside Supply Centers provide "one-stop shopping" to meet the specialized needs of its contractor-customers by distributing more than 2,000 building and remodeling products, including a broad range of Company-manufactured vinyl siding and vinyl windows as well as products manufactured by others, including metal siding, wood windows, roofing materials, insulation, cabinets and installation equipment. In 1997, approximately 78% of Alside's sales were made through its Supply Centers. In addition to sales and promotional support, contractors look to their local Alside Supply Center to provide a broad range of specialty product offerings in order to maximize their ability to attract remodeling and homebuilding customers.



     Alside believes that distributing products through its Supply Centers provides the Company with certain competitive advantages such as (i) long-standing customer relationships, (ii) the ability to implement targeted marketing programs, and (iii) a permanent presence in local markets. Many of Alside's contractor-customers have established, long-standing relationships with their local Supply Center based upon individual-ized service and credit terms, quality products, timely delivery, breadth of product offerings, strong sales and promotional programs and competitive prices. Alside supports its contractor-customer base with marketing and promotional programs that include product sample cases, sales literature, product videos and other sales and promotional materials. Professional contractors use these materials to sell remodeling construction services to prospective customers. The customer generally relies on the professional contractor to specify the brand of siding or window to be purchased, subject to the customer's price, color and quality requirements. Alside's daily contact with its contractor-customers also enables it to closely monitor activity in each of the remodeling and new construction markets in which Alside competes. This direct presence in the marketplace permits Alside to obtain current local market information, providing Alside with the ability to act promptly to adapt its product offerings on a location-by-location basis.


     Many of Alside's contractor-customers install both vinyl siding and vinyl windows. Because Alside manufactures and distributes both vinyl windows and vinyl siding, its contractor-customers can acquire both products from a single source, which the Company believes provides Alside with a competitive advantage in marketing these products to its target customer base. Furthermore, Alside has the ability to achieve economies of scale in sales and marketing by developing integrated programs on either a national or local basis for its vinyl siding and vinyl window products.


     Each of Alside's 66 Supply Centers is evaluated as a separate profit center, and compensation of Supply Center personnel is based in part on the Supply Center's operating results. Decisions to open new Supply Centers, and to close or relocate existing Supply Centers, are based on Alside's continuing assessment of market conditions and individual location profitability. Alside added two Supply Centers to its distribution network in 1996. No additional Supply Centers were added in 1997. The Company presently expects to open up to four new Supply Centers in 1998.

     Through certain of its Supply Centers, Alside's Builder Service Division provides full-service product installation of its vinyl siding products, principally to new homebuilders who value the importance of installation services. Alside also provides installation services for vinyl replacement windows through certain of its Supply Centers.


     Alside also sells its manufactured products to large direct dealers and distributors, generally in those areas where no Alside Supply Center currently exists. Such sales accounted for approximately 22% of Alside's net sales in 1997. Despite their aggregate lower percentage of total sales, Alside's largest individual customers are its large direct dealers and independent distributors. Alside carefully monitors and evaluates its activity with these customers to ensure the profitability of this higher volume and lower margin business. No single customer accounted for 5% or more of Alside's 1997 sales. Alside increased its network of independent distributors in 1997 and intends to seek to further increase its network of independent distributors in 1998 in strategic areas to improve its penetration into certain markets.



     Manufacturing. Alside currently manufactures all of its vinyl siding at its Ennis, Texas plant, which the Company believes is a low-cost manufacturing facility. In 1998, the Company intends to expand its production capacity at this plant. In order to meet its current sales expectations for Alside's siding products, the Company intends to begin construction of a new vinyl manufacturing facility in 1998. The new facility, which is expected to become operational in 1999, would initially increase Alside's vinyl siding production capacity by approximately 25%. With a moderate investment in additional production equipment, the Company expects that Alside's total vinyl siding production capacity will be increased by approximately 50% from its 1998 capacity. Alside also operates a vinyl extrusion facility in West Salem, Ohio to produce vinyl window extrusions as well as vinyl fence and garage door panels. Alside operates three window fabrication plants which each use vinyl extrusions manufactured by Alside for the majority of their production requirements, produce their own glass inserts and utilize high speed welding and cleaning equipment for their welded window products. By producing its own vinyl extrusions and glass inserts, Alside believes it achieves significant cost savings and higher product quality compared to purchasing these materials from third-party suppliers.


     Alside's vinyl extrusion plants generally operate on a three-shift basis to optimize equipment productivity and utilize additional equipment to increase capacity to meet higher seasonal needs. Alside's window plants generally operate on a single shift basis utilizing both a second shift and increased numbers of leased production personnel to meet higher seasonal needs.


     Raw Materials. The principal raw materials used by Alside are vinyl resins, resin stabilizers and pigments, packaging materials, window hardware and glass, all of which are available from a number of suppliers. The price of vinyl resin has been, and may continue to be, volatile. Alside has contracts with two suppliers to purchase substantially all of its vinyl resin requirements and believes that its requirements could also be met by other suppliers. Prior to 1997, Alside generally had been able to pass through price increases in raw materials to its customers. During 1996, the average price of vinyl resin was lower than 1995 levels. In 1997, the price of vinyl resin increased during the first six months and then declined. Alside did not generally pass on any additional costs or savings resulting from the fluctuations in resin prices in 1996 and 1997.


     Competition. Except for Owens Corning, no company within the residential siding industry competes with Alside on both the manufacturing and distribution levels. There are, however, numerous small and large manufacturers of metal and vinyl siding products, including Aluminum Company of America, CertainTeed Corporation, Jannock Limited, Nortek, Inc. and Royal Group Technologies Limited, some of whom are larger in size and have greater financial resources than the Company. Alside competes with Owens Corning and numerous large and small distributors of building products in its capacity as a distributor of such products. The market for vinyl replacement windows is highly fragmented, and Alside believes that no single manufacturer accounts for a significant percentage of national sales. Alside believes that the market trend towards sales of welded vinyl windows, which Alside began manufacturing in 1992 and which require expensive, more sophisticated production equipment, will result in further consolidation of the window fabrication industry. Alside and its competitors generally compete on price, product performance, and sales and service support to professional contractors. Competition varies by region. Alside also faces competition from alternative materials: wood and aluminum in the window markets, and wood, masonry and metal in the siding market. However, the Company believes Alside's products are competitive, and in most sectors are gaining share at the expense of alternative materials due to vinyl's superior qualities, including its lower material cost, durability and low maintenance requirements.

AMERCABLE


     AmerCable manufactures and markets a variety of jacketed electrical cable utilized in underground and surface mining, shipboard, marine, offshore drilling, transportation and a variety of other specialized industrial applications. AmerCable principally manufactures specialty cable designed to meet industry technical standards and end-users' specifications. AmerCable markets its cable principally to independent distributors who resell to the end user, except for those products that are distributed through its Offshore/Marine Cable Specialist division. AmerCable's electrical cable plant operates on a five-day, 24-hour basis. AmerCable accounted for approximately 13% of the Company's net sales in 1997.



     AmerCable modified its business strategy in the second quarter of 1996 to focus on a core group of cable products which enabled AmerCable to take advantage of manufacturing efficiencies as well as marketing and distribution capabilities. Concurrently with this shift in its business strategy, AmerCable reduced its workforce by approximately 15% to eliminate certain non-value added processes and to focus its efforts on its core products. As a result of this strategy, AmerCable has experienced lower costs, improved manufacturing efficiencies and on-time delivery rates, and substantially improved productivity in 1997. For 1997, as compared to 1996, AmerCable's sales increased 28.4% due to increased sales volume and prices.



     AmerCable manufactures and sells three types of cable products: mining cables; marine, shipboard and transportation cables; and industrial cables which accounted for 44%, 36% and 20% of its 1997 sales, respectively. AmerCable's marine, shipboard and transportation cable products meet required industry specifications for low smoke and low/non halogen characteristics. AmerCable completes its line of cable products with industrial and utility cable products, including diesel locomotive cable, portable power cable, jumper cable and flexible robotic power distribution cable.


     The principal raw material used by AmerCable is copper strand, which is available from a number of suppliers. Historically, copper strand has been subject to rapid price movements. AmerCable generally prices its cable products based upon market prices for copper at time of shipment. As a result, sudden decreases in copper prices can result in inventory being in excess of its net realizable value. During 1996, AmerCable recorded a charge of $500,000 to write copper inventory down to its net realizable value due to a sudden decrease in copper prices. In certain instances, AmerCable may guarantee a fixed copper price for its products where there is a significant time lag between the purchase order and shipment. In these cases, AmerCable generally attempts to hedge its position on copper.

     AmerCable competes with numerous large and small manufacturers, including BICC Cables Corporation, Rockbestos Suprenant Cable Corp., BIW Cable System, Inc., General Cable Corporation, and Essex Group Inc. Many of its competitors have substantially greater resources than the Company. AmerCable generally does not compete in the more commodity-oriented wire and cable markets, such as residential building wire and computer network cable.

AMERCORD

     Amercord, the Company's 50%-owned affiliate, principally manufactures and markets steel cord and bead wire to the tire manufacturing industry. Tire cord is comprised of fine strands of steel wire used to reinforce the tread area in radial tires. Tire bead wire is used in the manufacturing of all tires to hold the tire to the rim. Amercord is jointly owned by the Company and Ivaco, Inc. ("Ivaco"), a Canadian steel and wire producer. Pursuant to an agreement with Ivaco, the Company provides management services relating to the day-to-day operations of Amercord for an annual fee of $200,000, principally for financial management services. Since its inception as a separate enterprise in 1986, Amercord has satisfied its working capital and capital expenditure requirements from internally generated funds and existing credit facilities. Due to such requirements, no dividends have been paid to the Company or Ivaco and no further cash contributions have been made to Amercord by the Company or Ivaco. The Company believes Amercord's internally generated cash flow and credit facilities will provide sufficient capital to fund its currently planned capital expenditures.


     Amercord believes it is one of eight domestic tire cord manufacturers and one of six domestic tire bead manufacturers. Tire cord competitors include larger companies such as Bekaert Corporation (U.S.A.) ("Bekaert") and American Tokyo Rope, Inc., each of which have greater capital resources than Amercord. Three of the world's largest tire manufacturers, The Goodyear Tire & Rubber Company ("Goodyear"), Bridgestone/Firestone, Inc. and Michelin North America ("Michelin"), also produce a significant portion of their steel tire cord requirements. Tire bead competitors include Bekaert and National-Standard Company. Amercord is one of only two tire reinforcement suppliers that manufacture both tire cord and tire bead. Amercord believes that this capability improves its competitive position.



     Amercord has a small customer base. During 1997, three customers, Michelin, Cooper Tire and Rubber Company ("Cooper") and Dunlop Tire Corporation, each purchased in excess of 10%, and collectively purchased an aggregate of 81%, of Amercord's tire cord output. During 1997, three customers, Michelin, Cooper and Bridgestone/Firestone, Inc., each purchased in excess of 10%, and collectively purchased an aggregate of 68%, of Amercord's tire bead wire output. As a result of the relatively small number of customers, the loss of one or more major customers could have a material adverse effect on Amercord's business. Additionally, further consolidation in the tire industry could require Amercord to become more closely aligned with fewer tire manufacturers.

MANAGEMENT INFORMATION SYSTEMS


     The Company uses a variety of hardware and software technologies in its operations. Alside utilizes mainframe computer systems to operate its accounting and certain manufacturing systems. Each Alside Supply Center has its own IBM AS400 computer which processes inventory, receivables and other financial data, which data is transmitted to Alside's headquarters on a daily basis. AmerCable installed a new financial and manufacturing information system in 1996 which runs on a PC platform. The Company has completed its assessment of the effect of Year 2000 on its management information systems and is currently Year 2000 compliant with respect to substantially all of its systems. The Company does not expect any material future expenditures will be required in order to become Year 2000 compliant.


PROPERTIES

     The Company's manufacturing operations include both owned and leased facilities as described below:

         LOCATION                                    PRINCIPAL USE                           SQUARE FEET
         --------                                    -------------                           -----------
ALSIDE
  Akron, Ohio                 Alside Headquarters                                               70,000
                              Vinyl Fencing, Vinyl Garage Doors and Vinyl Windows              577,000
  Ennis, Texas                Vinyl Siding Products                                            256,000
  West Salem, Ohio            Vinyl Window Extrusions, Fencing and Garage Door Panels          173,000
  Liberty, North Carolina     Cabinets                                                         154,000
  Kinston, North Carolina     Vinyl Windows                                                    236,000(1)
  Cedar Rapids, Iowa          Vinyl Windows                                                    128,000(1)
AMERCABLE
  El Dorado, Arkansas         AmerCable Headquarters and Electrical Cable                      317,000

---------------

(1) Leased facilities.

     Management believes that the Company's manufacturing plants are generally in good operating condition and are adequate to meet anticipated requirements in the near future. The Company is currently planning to significantly increase its vinyl production capacity by constructing a new vinyl manufacturing facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "-- Manufacturing."


     Alside also operates 66 Alside Supply Centers in major metropolitan areas throughout the United States. Except for one owned location in Akron, Ohio, the Company leases its Supply Centers for terms generally ranging from five to seven years with renewal options. The Supply Centers range in size from 6,000 square feet to 55,000 square feet depending on their sales volume and the breadth and type of products offered at each location.


     The leases for Alside's window plants extend through 2000 for the Cedar Rapids location, and 2003 for the Kinston location. Each lease is renewable at the Company's option for an additional five-year period. The Company's corporate headquarters occupy approximately 3,500 square feet of leased office space in Dallas, Texas. Under the Credit Agreement, the bank lender holds a security interest in the Company's contract rights, including real property leases.

EMPLOYEES


     Alside's employment needs vary seasonally with sales and production levels. As of December 31, 1997, Alside had approximately 1,500 full-time employees, including approximately 560 hourly workers. The West Salem, Ohio plant is Alside's only unionized manufacturing facility, employing approximately 100 covered workers as of December 31, 1997. Additionally, approximately 35 hourly workers in certain Supply Center locations are covered by collective bargaining agreements. The Company considers Alside's labor relations to be good.



     Alside operates vinyl window manufacturing plants in Cedar Rapids, Iowa; Kinston, North Carolina; and Akron, Ohio with leased employees. The Company believes that the employee leasing program provides it with scheduling flexibility for seasonal production loads and with competitive advantages in obtaining principally unskilled labor personnel. The aggregate number of leased employees in the window plants ranges from approximately 400 to 600 people, based on seasonal production requirements.



     As of December 31, 1997, AmerCable employed 170 people, including 95 hourly workers, none of whom are covered by collective bargaining agreements. AmerCable maintains good relations with its employees.


TRADEMARKS AND PATENTS

     Alside has registered and nonregistered trade names and trademarks covering the principal brand names and product lines under which its products are marketed. Although Alside considers each of these items to be valuable, the Company does not currently believe such property, other than the "Alside(R)" trademark, to be material. Alside has obtained patents on certain claims associated with its siding products, which the Company believes distinguish Alside's new products from those of its competitors.

GOVERNMENT REGULATION AND ENVIRONMENTAL MATTERS

     The Company is subject to numerous federal and state statutes and regulations relating to, among other things, air and water quality, the discharge of materials into the environment and safety and health issues. The Company does not expect compliance with such provisions to have a material impact on the Company's earnings or competitive position in the foreseeable future. Additionally, no significant capital expenditures are presently anticipated related to compliance with such provisions.


     The Company entered into a consent order dated August 25, 1992 with the United States Environmental Protection Agency pertaining to corrective action requirements associated with the use of hazardous waste storage facilities at its Akron, Ohio location. With the exception of a small container storage area, the use of such facilities was terminated prior to the acquisition of the Alside assets by the Company from USX Corporation ("USX") in 1984. The effects of the past practices at this facility are continuing to be investigated pursuant to the terms of the consent order. The Company believes that USX bears financial responsibility for substantially all of the direct costs of corrective action at such facilities under the relevant contract terms and under statutory and common law. To date, USX has reimbursed the Company for substantially all of the direct costs of corrective action at such facilities, and the Company expects that USX will continue to reimburse the Company for substantially all of the direct costs of corrective action at such facilities. As a result, the Company believes that any material claims resulting from this proceeding will not have a material adverse effect on the Company.


LEGAL PROCEEDINGS

     The Company is involved from time to time in litigation arising in the ordinary course of its business, none of which, after giving effect to the Company's existing insurance coverage, is expected to have a material adverse effect on the Company.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

     The Directors, executive officers and certain key employees of the Company are as follows:


               NAME                 AGE                         POSITION
               ----                 ---                         --------
William W. Winspear(1)............  64    Chairman of the Board, President and Chief Executive
                                            Officer of the Company
Donald L. Kaufman(1)..............  66    President and Chief Executive Officer of Alside and
                                            Vice President and Director of the Company
Richard I. Galland(2)(3)..........  81    Director
James F. Leary(3)(4)..............  67    Director
Alan B. Lerner(1).................  67    Director
A. A. Meitz(3)(4).................  60    Director
Gary D. Trabka(2)(5)..............  43    Director
Robert F. Hogan, Jr...............  41    President and Chief Executive Officer of AmerCable
                                            and Vice President of the Company
Robert L. Winspear................  32    Vice President, Treasurer and Secretary of the
                                            Company
James R. Bussman(6)...............  50    Executive Vice President -- Corporate Services of
                                            Alside and Vice President of the Company
Michael R. St. Clair(6)...........  51    Executive Vice President -- Finance of Alside and
                                            Vice President of the Company
Wayne D. Fredrick(6)..............  51    Group Vice President -- Window Products of Alside
Benjamin L. McGarry(6)............  50    Group Vice President -- Vinyl Manufacturing of Alside


---------------

(1) Serves in the class of directors whose terms expire at the Annual Meeting of Stockholders in 2000.


(2) Serves in the class of directors whose terms expire at the Annual Meeting of Stockholders in 2001.


(3) Member of the Compensation Committee and the Audit Committee.

(4) Serves in the class of directors whose terms expire at the Annual Meeting of Stockholders in 1999.


(5) Pursuant to an agreement among The Prudential Company of America ("Prudential"), the Winspear Partnership and the Company (the "Stockholders' Agreement"), Prudential may, under certain circumstances, nominate up to three persons to the Board of Directors of the Company and the Winspear Partnership has agreed to vote its shares of Common Stock in favor of such nominees. Pursuant to the Stockholders' Agreement, Prudential designated Mr. Trabka to serve as a Director of the Company. Mr. Trabka has informed the Company that he intends to resign as a Director following the completion of the Stock Offering. Further, Prudential has informed the Company that it does not presently intend to exercise its right under the Stockholders' Agreement to nominate persons to serve as directors following the completion of the Stock Offering. See "Certain Relationships and Related
    Transactions -- Stockholders' Agreement."


(6) Messrs. Bussman, St. Clair, Fredrick and McGarry are considered key employees of the Company because of their responsibilities as divisional officers in the respective capacities indicated. The Company does not, however, consider such employees to be executive officers of the Company.

     The following is a brief description of the business experience of the Directors, executive officers and certain key employees of the Company for at least the past five years.

     Mr. William W. Winspear has been Chairman of the Board, President and Chief Executive Officer of the Company since its inception in 1983. Mr. Winspear was President and Chief Executive Officer of Chaparral Steel Company from 1975 to 1982. Mr. William W. Winspear is Chairman of the Board of Amercord. Mr. Winspear is the father of Robert L. Winspear.

     Mr. Kaufman has been President of Alside since 1974 and has been Chief Executive Officer of Alside since 1982. Mr. Kaufman joined Alside in 1955 and became a Director and a Vice President of the Company in 1984.

     Mr. Galland became a Director of the Company in 1984. Mr. Galland was formerly Chairman of the Board and Chief Executive Officer of American Petrofina Incorporated, an energy exploration and production company and formerly Of Counsel to the law firm of Jones, Day, Reavis & Pogue. Mr. Galland is also a director of D. R. Horton, Inc., a homebuilding company, and Texas Industries, Inc., a steel and construction materials production company.


     Mr. Leary became a Director of the Company in 1984. Since September 1995, Mr. Leary has been Vice Chairman -- Finance and a director of Search Financial Services Inc., a consumer finance company, as well as serving as President of Sunwestern Management Inc., an investment management company, since 1982. Mr. Leary is also a director of Capstone Growth Fund and Capstone Fixed Income Fund, and Phase-Out of America, Inc., a company that manufactures smoking cessation devices.



     Mr. Lerner became a Director of the Company in May 1997. Mr. Lerner retired as Senior Executive Vice President from Associates Corporation of North America, a consumer and commercial finance company in 1993, where he had been employed since 1981.



     Mr. Meitz became a Director of the Company in 1993. Mr. Meitz retired as Senior Vice President of the consulting firm of Booz, Allen & Hamilton, Inc. in 1994 where he was employed since 1965. Mr. Meitz is a director of Greyhound Lines, Inc., and Banctec, Inc., a computer systems development and support services company.


     Mr. Trabka became a Director of the Company in February 1994. Mr. Trabka has been a Managing Director of the Prudential Capital Group since February 1989. Prior to 1989 Mr. Trabka was Vice President of Corporate Finance with Prudential. Mr. Trabka serves as a director of Food Barn Stores, Inc., a retail grocery chain at the request of Prudential. Mr. Trabka is also a director of the Prudential Home Mortgage Company, Inc. Mr. Trabka has been designated by Prudential to serve as a director of the Company pursuant to the Stockholders' Agreement. See "Certain Relationships and Transactions -- Stockholders' Agreement."

     Mr. Hogan has been President and Chief Executive Officer of AmerCable since November 1993 and Vice President of the Company since 1984. Prior to becoming President of AmerCable, Mr. Hogan was Treasurer and Secretary of the Company from 1984 to 1993.

     Mr. Robert L. Winspear joined the Company in June 1993 and was named Vice President, Treasurer and Secretary in October 1993. Prior to joining the Company, Mr. Winspear was a Senior in the Financial Consulting and Audit division of Arthur Andersen LLP, where he had been employed since 1988. Mr. Winspear is also a director of Amercord. Mr. Winspear is the son of William W. Winspear.

     Mr. Bussman has been Executive Vice President -- Corporate Services of Alside since 1983. Mr. Bussman has held various other positions with Alside since 1972, and was named a Vice President of the Company in 1984.

     Mr. St. Clair was named Executive Vice President -- Finance of Alside in December 1994. Mr. St. Clair had been Senior Vice President -- Finance of Alside since joining the Company from The Warner & Swasey Company, Inc., a machine tool manufacturing company in 1985. Mr. St. Clair was named a Vice President of the Company in 1986.

     Mr. Fredrick was named Group Vice President -- Window Products of Alside in January 1997. From 1990 to 1996, Mr. Fredrick was Senior Vice
President -- Window Products of Alside. Mr. Fredrick joined Alside in 1973.

     Mr. McGarry was named Group Vice President -- Vinyl Manufacturing of Alside in January 1997. From 1984 to 1996, Mr. McGarry was Senior Vice
President -- Manufacturing of Alside. Mr. McGarry joined Alside in 1980.

     Officers of the Company serve at the discretion of the Board of Directors.

EXECUTIVE COMPENSATION


     The following table sets forth the annual compensation paid by the Company for services rendered in 1997, 1996 and 1995 by the Chief Executive Officer and each of the other executive officers of the Company. For the purposes of this report, Messrs. W.W. Winspear, Kaufman, Hogan and R.L. Winspear are referred to as the "named executive officers."



                           SUMMARY COMPENSATION TABLE



                                                                          LONG-TERM
                                                                        COMPENSATION
                                          ANNUAL COMPENSATION(1)           AWARDS
                                       ----------------------------   -----------------
                                       FISCAL                         SHARES UNDERLYING    ALL OTHER
     NAME AND PRINCIPAL POSITION        YEAR     SALARY     BONUS      OPTIONS/SARS(2)    COMPENSATION
     ---------------------------       ------   --------   --------   -----------------   ------------
William W. Winspear..................   1997    $436,667   $342,930             --          $ 31,600(3)
  Chairman of the Board, President      1996    $400,000   $214,362             --          $ 30,250
  and Chief Executive Officer           1995    $398,333   $ 28,005             --          $ 30,250
Donald L. Kaufman....................   1997    $378,333   $209,529        100,000          $ 26,000(4)
  President and Chief Executive         1996    $345,000   $181,666             --          $102,742
  Officer of Alside                     1995    $343,335   $102,595             --          $127,199
Robert F. Hogan, Jr..................   1997    $172,917   $206,654             --          $  5,600(5)
  President and Chief Executive         1996    $150,000   $     --             --          $  5,250
  Officer of AmerCable                  1995    $150,000   $     --             --          $  5,250
Robert L. Winspear...................   1997    $100,816   $ 34,293             --          $  3,529(6)
  Vice President, Treasurer             1996    $ 82,292   $ 21,436             --          $  2,880
  and Secretary                         1995    $ 79,583   $  2,801             --          $  2,785


---------------


(1) Perquisites and other personal benefits received by the named executive officers are not included in the Summary Compensation Table because the aggregate amount of such compensation, if any, did not meet disclosure thresholds established under current regulations of the Commission.



(2) In February 1997, Mr. Kaufman was granted options to purchase 100,000 shares of Common Stock at $12.00 per share, the fair market value of the Common Stock on the date of grant. The options vested 50% on the date of grant and the balance vests on the second anniversary of the date of the grant.



(3) Includes directors fees of $26,000 and amounts accrued or allocated under AmerCable's retirement plan of $5,600.



(4) Includes directors fees of $26,000.



(5) Includes amounts accrued or allocated under AmerCable's retirement plan of $5,600.



(6) Includes amounts accrued or allocated under AmerCable's retirement plan of $3,529.

                           OPTION/SAR GRANTS IN 1997



     The following table provides information regarding the grant of stock options to the named executive officers in 1997. In addition, hypothetical gains of 5% and 10%, along with a third column representing a 0% gain (listed in the table under "Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term"), are shown for these stock options. These hypothetical gains are based on assumed rate of annual compound stock price appreciation of 0%, 5% and 10% from the date the stock options were granted over the full option term of ten years.



                                                         INDIVIDUAL GRANTS
                                    ------------------------------------------------------------  POTENTIAL REALIZABLE VALUE
                                                   PERCENTAGE OF                                    AT ASSUMED ANNUAL RATES
                                     NUMBER OF         TOTAL                                            OF STOCK PRICE
                                     SECURITIES    OPTIONS/SARS                                     APPRECIATION FOR OPTION
                                     UNDERLYING     GRANTED TO     EXERCISE                                 TERM(3)
                                    OPTIONS/SARS   EMPLOYEES IN    PRICE PER                      ---------------------------
               NAME                   GRANTED          1997        SHARE(2)     EXPIRATION DATE   0%       5%         10%
               ----                 ------------   -------------   ---------   -----------------  ---   --------   ----------
William W. Winspear...............          0            --%        $   --            --          $--   $     --   $       --
Donald L. Kaufman.................    100,000(1)        100          12.00     February 25, 2007  --     754,673    1,912,491
Robert F. Hogan...................          0            --             --            --          --          --           --
Robert L. Winspear................          0            --             --            --          --          --           --


---------------


(1) The exercise price was equal to the fair market value of the Common Stock on the date of grant. The Company has not granted stock appreciation rights.



(2) The option for such shares became 50% vested on the date of grant and the balance vests on the second anniversary of the grant.



(3) The potential realizable value portion of the foregoing table illustrate value that might be realized upon exercise of the option immediately prior to the expiration of its term, assuming the specified compounded rates of appreciation on the Common Stock over the term of the option. The use of the assumed 5% and 10% annual rates of stock price appreciation are established by the Commission and is not intended by the Company to forecast possible future appreciation of the price of the Common Stock.



                    AGGREGATED OPTIONS/SAR EXERCISES IN 1997


                    AND DECEMBER 31, 1997 OPTION/SAR VALUES



     The following table provides information, for each of the named executive officers, regarding the exercise of options during 1997 and unexercised options held as of December 31, 1997.



                                                                           NUMBER OF SHARES            VALUE OF UNEXERCISED
                                                                        UNDERLYING UNEXERCISED             IN-THE-MONEY
                                                                            OPTIONS/SARS AT               OPTIONS/SARS AT
                                                                         DECEMBER 31, 1997(1)          DECEMBER 31, 1997(2)
                                         SHARES ACQUIRED    VALUE     ---------------------------   ---------------------------
                 NAME                      ON EXERCISE     REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                 ----                    ---------------   --------   -----------   -------------   -----------   -------------
William W. Winspear....................        --             $--           --             --        $     --       $     --
Donald L. Kaufman......................        --             --        50,000         50,000         250,000        250,000
Robert F. Hogan........................        --             --            --             --              --             --
Robert L. Winspear.....................        --             --        20,000             --         281,500             --


---------------


(1) The Company has not granted stock appreciation rights.



(2) Value was determined based upon $17.00 per share (the mid-point of the price range per share for Common Stock in the Stock Offering) multiplied by the number of shares of Common Stock of the Company underlying such options.

COMPENSATION AND INCENTIVE PROGRAMS


     Profit Sharing Plan. The Company maintains a profit sharing plan (the "Profit Sharing Plan") providing for annual bonus awards to certain key employees, including each of the executive officers of the Company. Such bonus amounts are based on the Company and, in the cases of Alside and AmerCable personnel, the divisions meeting certain performance goals established by the Company's Board of Directors. The Profit Sharing Plan is administered by the Compensation Committee of the Board of Directors (the "Compensation Committee"), none of the members of which is eligible for a bonus award pursuant to this Plan. Bonus payments under the Profit Sharing Plan are not guaranteed. Cash bonuses accrued under the Profit Sharing Plan in 1997, 1996 and 1995 to each of the named executive officers are set forth in the Summary Compensation Table.


     Alside Retirement Plan. The Company maintains a defined benefit pension plan, the Alside Retirement Plan (the "Alside Plan"). The Alside Plan covers all Alside employees who have completed one year of service, except for various designated groups of hourly and union employees. Mr. Kaufman is the only executive officer of the Company entitled to receive benefits pursuant to the Alside Plan. Mr. Kaufman, who is age 66, would be eligible to receive a monthly pension amount of approximately $14,000 if he were to retire in 1998. The Company believes that Mr. Kaufman intends to remain in his current position as President and Chief Executive Officer of Alside and has no current intention to retire.

     Executive Agreement. Pursuant to an agreement with the Company, Mr. Kaufman is entitled to receive severance pay in an amount equal to his total earnings for the twelve-month period prior to the termination of his employment for any reason.

STOCK INCENTIVE PLAN


     General. The Company's 1994 Stock Incentive Plan, as amended (the "Stock Incentive Plan"), provides that the number of shares of Common Stock that may be issued or transferred, plus the amount of shares of Common Stock covered by outstanding awards granted under the Stock Incentive Plan, shall not in the aggregate exceed 800,000. Presently, options for 307,300 shares of Common Stock have been granted under the Stock Incentive Plan. See "-- Director Compensation." The Company currently does not intend to issue a significant number of options under the Stock Incentive Plan in the near future.



     Eligibility. Directors, officers and other key employees of and consultants to the Company may be selected by the Board of Directors to receive benefits under the Stock Incentive Plan.



     Option Rights. The Board of Directors may grant rights ("Option Rights") that entitle the optionee to purchase shares of Common Stock at a price equal to or greater than market value on the date of grant. The option price is payable at the time of exercise (i) in cash or cash equivalent, (ii) by the transfer to the Company of shares of Common Stock that are already owned by the optionee and have a value at the time of exercise equal to the option price, (iii) with any other legal consideration the Board of Directors may deem appropriate, or (iv) by any combination of the foregoing methods of payment. Any grant may provide for deferred payment of the option price from the proceeds of sale through a broker on the date of exercise of some or all of the shares of Common Stock to which the exercise relates. The Board of Directors has the authority to specify at any time that Restricted Shares (as defined), or other shares of Common Stock which are subject to risk of forfeiture or restrictions on transfer will be accepted for part or all of the option price. In such event, the Board of Directors may provide that the shares of Common Stock received upon exercise of the stock option will be subject to the same risks of forfeiture or restrictions on transfer which applied to the shares used as payment for the option price.



     Option Rights granted under the Stock Incentive Plan may be Option Rights that are intended to qualify as "incentive stock options" within the meaning of
Section 422 of the Code, Option Rights that are not intended to so qualify or any combination of the foregoing. At or after the date of grant of any nonqualified Option Rights, the Board of Directors may provide for the payment of dividend equivalents to the optionee on a current, deferred or contingent basis or may provide that dividend equivalents be credited against the option price.

     No Option Right may be exercised more than 10 years from the date of grant. Each grant must specify the conditions, including as and to the extent determined by the Board of Directors, the period of continuous employment or continuous engagement of consulting services by the Company or any subsidiary, that are necessary before the Option Rights will become exercisable, and may provide for the earlier exercise of the Option Rights, including, without limitation, in the event of a change in control of the Company or other similar transaction or event. Successive grants may be made to the same optionee regardless of whether Option Rights previously granted to him or her remain unexercised.



     Restricted Shares. An award of "Restricted Shares" involves the immediate transfer by the Company to a participant of ownership of a specific number of shares of Common Stock in consideration of the performance of services. The participant is entitled immediately to voting, dividend and other ownership rights in the shares. The transfer may be made without additional consideration or for consideration in an amount that is less than the market value of the shares on the date of grant, as the Board of Directors may determine.



     Restricted Shares must be subject to a "substantial risk of forfeiture" within the meaning of Section 83 of the Code for a period to be determined by the Board of Directors. An example would be a provision that the Restricted Shares would be forfeited if the participant ceased to serve the Company as an officer or other key employee during a specified period of years. In order to enforce these forfeiture provisions, the transferability of Restricted Shares will be prohibited or restricted in a manner and to the extent prescribed by the Board of Directors for the period during which the forfeiture provisions are to continue. The Board of Directors may provide for a shorter period during which the forfeiture provisions are to apply, including, without limitation, in the event of a change in control of the Company or other similar transaction or event.



     Deferred Shares. An award of "Deferred Shares" constitutes an agreement by the Company to deliver shares of Common Stock to the participant in the future in consideration of the performance of services, subject to the fulfillment of such conditions during the Deferral Period (as defined in the Stock Incentive
Plan) as the Board of Directors may specify. During the Deferral Period, the participant has no right to transfer any rights under the award and no right to vote the shares covered by the award. On or after the date of any grant of Deferred Shares, the Board of Directors may authorize the payment of dividend equivalents thereon on a current, deferred or contingent basis in either cash or additional shares of Common Stock. Grants of Deferred Shares may be made without additional consideration or for consideration in an amount that is less than the market value of the shares on the date of grant. Deferred Shares must be subject to a Deferral Period, as determined by the Board of Directors on the date of grant, except that the Board of Directors may provide for a shorter Deferral Period, including, without limitation, in the event of change in control of the Company or other similar transaction or event.



     Transferability. Except as permitted by the Board of Directors, no Option Right, or other "derivative security" within the meaning of Rule 16b-3 under the Exchange Act is transferable by a participant except by will or the laws of descent and distribution. Except as permitted by the Board of Directors, Option Rights may not be exercised during a participant's lifetime except by the participant or, in the event of his or her incapacity, by his or her guardian or legal representative acting in a fiduciary capacity on behalf of the participant under state law and court supervision.



     Adjustments. The maximum number of shares of Common Stock that may be issued or transferred under the Stock Incentive Plan, the number of shares covered by outstanding awards and the option prices per share applicable thereto, are subject to adjustment in the event of stock dividends, stock splits, combinations of shares, recapitalizations, mergers, consolidations, spin-offs, reorganizations, liquidations, issuances of rights or warrants, and similar transactions or events. In the event of any such transaction or event, the Board of Directors may in its discretion provide in substitution for any or all outstanding awards under the Stock Incentive Plan such alternative consideration as it may in good faith determine to be equitable in the circumstances and may require the surrender of all awards so replaced.



     Administration. The Stock Incentive Plan is administered by the Board of Directors though the Board of Directors may delegate all or any portion of its authority to a committee. In connection with its administration of the Stock Incentive Plan, the Board of Directors is authorized to interpret the Stock Incentive Plan and related agreements and other documents. The Board of Directors may make grants to participants under any or a combination of all of the various categories of awards that are authorized under the Stock Incentive Plan and may provide for special terms for awards to participants who are foreign nationals, as the Board of Directors may consider necessary or appropriate to accommodate differences in local law, tax policy or custom.



     Amendments. The Stock Incentive Plan may be amended from time to time by the Board of Directors, but without further approval by the stockholders of the Company no such amendment (unless expressly allowed pursuant to the adjustment provisions described above) may increase the aggregate number of shares that may be issued or transferred plus the amount of shares covered by outstanding awards.



     Federal Income Tax Consequences. The following is a brief summary of certain of the federal income tax consequences of certain transactions under the Stock Incentive Plan based on federal income tax laws in effect on the date of this Prospectus. This summary is not intended to be exhaustive and does not describe state or local tax consequences.



     Nonqualified Option Rights. In general: (i) no income will be recognized by an optionee at the time a nonqualified Option Right is granted; (ii) at the time of exercise of a nonqualified Option Right, ordinary income will be recognized by the optionee in an amount equal to the difference between the option price paid for the shares and the fair market value of the shares if they are nonrestricted on the date of exercise; and (iii) at the time of sale of shares acquired pursuant to the exercise of a nonqualified Option Right, any appreciation (or depreciation) in the value of the shares after the date of exercise will be treated as either short-term or long-term capital gain (or loss) depending on how long the shares have been held. Such long-term capital gain will be eligible for a reduced rate if the shares are held for more than 18 months.



     Incentive Stock Options. No income generally will be recognized by an optionee upon the grant or exercise of an incentive stock option. If shares of Common Stock are issued to an optionee pursuant to the exercise of an incentive stock option and no disqualifying disposition of the shares is made by the optionee within two years after the date of grant or within one year after the transfer of the shares to the optionee, then upon the sale of the shares any amount realized in excess of the option price will be taxed to the optionee as long-term capital gain and any loss sustained will be long-term capital loss. Such long-term capital gain will be eligible for a reduced rate if the shares are held for more than 18 months.



     If shares of Common Stock acquired upon the timely exercise of an incentive stock option are disposed of prior to the expiration of either the one or two year holding period described above, the optionee generally will recognize ordinary income in the year of disposition in an amount equal to any excess of the fair market value of the shares at the time of exercise (or, if less, the amount realized on the disposition of the shares in a sale or exchange) over the option price paid for the shares. Any further gain (or loss) realized by the optionee generally will be taxed as short-term or long-term capital gain (or loss) depending on the holding period.


     Restricted Shares. A recipient of Restricted Shares generally will be subject to tax at ordinary income rates on the fair market value of the Restricted Shares reduced by any amount paid by the recipient at such time as the shares are no longer subject to a risk of forfeiture or restrictions on transfer for purposes of Section 83 of the Code. However, a recipient who so elects under Section 83(b) of the Code within 30 days of the date of transfer of the shares will have taxable ordinary income on the date of transfer of the shares equal to the excess of the fair market value of the share (determined without regard to the risk of forfeiture or restrictions on transfer) over any purchase price paid for the shares. If a Section 83(b) election has not been made, any non-restricted dividends received with respect to Restricted Shares that are subject at that time to a risk of forfeiture or restrictions on transfer generally will be treated as compensation that is taxable as ordinary income to the recipient.

     Deferred Shares. No income generally will be recognized upon the grant of Deferred Shares. The recipient of a grant of Deferred Shares generally will be subject to tax at ordinary income rates on the fair market value of nonrestricted shares of Common Stock on the date that the Deferred Shares are transferred to the recipient, reduced by any amount paid by the recipient, and the capital gains or loss holding periods for the Deferred Shares will also commence on that date.

     Special Rules Applicable to Officers and Directors. In limited circumstances where the sale of stock that is received as the result of a grant of an award could subject an officer or Director to suit under Section 16(b) of the Exchange Act, the tax consequences to the officer or Director may differ from the tax consequences described above. In these circumstances, unless a special election has been made, the principal difference usually will be to postpone valuation and taxation of the stock received so long as the sale of stock received could be subject the officer or Director to suit under Section 16(b) of the Exchange Act, but no longer than six months.


     Tax Consequences to the Company. To the extent that a participant recognizes ordinary income in the circumstance described above, the Company for which the participant performs services will be entitled to a corresponding deduction provided that, among other things, the income meets the test of reasonableness, is an ordinary and necessary business expense, is not subject to the annual compensation limitation set forth in Section 162(m) of the Code and is not "excess parachute payment" within the meaning of Section 280G of the Code.


DIRECTOR COMPENSATION

     Directors, including Directors who are employees of the Company, receive an annual retainer of $16,000 plus $2,500 for each Directors' meeting attended. Directors are also reimbursed for reasonable travel expenses incurred in connection with attendance at Directors' meetings.

     Mr. Lerner was granted options to purchase 40,000 shares of Common Stock at $16.00 per share in May 1997 upon first being elected to the Board of Directors and the Company. The options became 50% vested on the date of grant and the balance vests on the second anniversary of the date of grant.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

STOCKHOLDERS' AGREEMENT


     Prudential, the Winspear Partnership and the Company are parties to a Stockholders' Agreement. Pursuant to the Stockholders' Agreement, Prudential and the Winspear Family Limited Partnership (the "Winspear Partnership") have agreed that (i) if the Winspear Partnership, or any subsequent holder of its shares of Common Stock, intends to sell any of such shares (other than in a public offering), to permit Prudential to participate in such sale on a pro rata basis and (ii) if the Winspear Partnership, or any subsequent holder of its shares of Common Stock, elects to sell shares of Common Stock, to require Prudential and subsequent holders of its shares to participate in such sale on a pro rata basis (but only if the total number of shares of Common Stock to be sold pursuant to this clause exceeds 50% of the outstanding shares of Common Stock and Class B Common Stock on a fully diluted basis). The Stockholders' Agreement also requires, so long as Prudential and certain Prudential affiliates beneficially own at least 15% of the outstanding Common Stock (on a fully diluted basis), all shares of Common Stock subject to the Stockholders' Agreement to be voted to elect two or three persons designated by Prudential to the Company's Board of Directors (depending on the number of directors making up the Board), or if Prudential and certain Prudential affiliates beneficially own at least 5% (but less than 15%) of the Common Stock, to elect to the Board one person designated by Prudential. Unless terminated earlier, the Stockholders' Agreement expires on August 19, 2003.



     Pursuant to the Stockholders' Agreement, Prudential designated Mr. Trabka to serve as a Director of the Company. Prudential currently has the right to nominate two additional directors.



     Mr. Trabka has informed the Company that he intends to resign as a Director following the completion of the Stock Offering. Further, Prudential has informed the Company that it does not presently intend to exercise its right under the Stockholders' Agreement to nominate persons to serve as directors following the completion of the Stock Offering.

REGISTRATION RIGHTS AGREEMENT


     Under the terms of an agreement among the Company, Prudential and certain other stockholders (the "Registration Rights Agreement"), beginning one year after the completion of the Stock Offering, upon the request of either Prudential or the Winspear Partnership and its private transferees the Company shall, subject to certain exceptions, be required to effect two registrations of the Common Stock, provided that certain minimum and maximum numbers of shares are included in the request. The Registration Rights Agreement also grants secondary offering rights ("piggy-back" rights) to Prudential, the Winspear Partnership and certain other stockholders in connection with such requested registrations and any other Company registration of Common Stock or Common Stock equivalents. The registration rights may not be transferred, with certain exceptions, to persons who, after such transfer, would hold less than 100,000 shares of Common Stock or Class B Common Stock. Following the Stock Offering, an aggregate of 5,639,200 common shares (including shares of the Company's Class B Common Stock) will be eligible for registration under the Registration Rights Agreement.


     The Registration Rights Agreement further provides that the Company will bear all expenses associated with the Company's obligation to effect such registrations, other than underwriting discounts, commissions and transfer taxes, if any. The Company's obligation to pay such expenses includes the out-of-pocket expenses (including legal and accounting expenses) for the first registration of Common Stock by Prudential or its private transferees, up to $100,000, and for the first registration of Common Stock by the Winspear Partnership or its private transferees, up to $100,000, including the registration effected in connection with the Stock Offering.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth as of the date of this Prospectus, the beneficial ownership of Common Stock by (i) each person known by the Company to own beneficially more than 5% of the outstanding Common Stock, (ii) each Director of the Company, (iii) each executive officer, (iv) each Selling Stockholder and (v) all Directors and executive officers as a group, and as adjusted to reflect the Stock Offering. Unless otherwise indicated below, to the knowledge of the Company, all persons listed below have sole voting and investment power with respect to their shares of Common Stock.


                                                SHARES BENEFICIALLY OWNED               SHARES BENEFICIALLY OWNED
                                                BEFORE THE STOCK OFFERING    SHARES     AFTER THE STOCK OFFERING
                                                -------------------------     TO BE     -------------------------
           NAME OF BENEFICIAL OWNER               NUMBER      PERCENT(1)      SOLD        NUMBER      PERCENT(1)
           ------------------------             ----------    -----------   ---------   ----------    -----------
William W. Winspear...........................   3,851,200       50.7%              0    3,851,200       46.4%
  2200 Ross Avenue, Suite 4100 East
  Dallas, TX 75201(2)(3)
The Prudential Insurance Company of America...   2,700,000       35.6%      1,000,000    1,700,000       20.5%
  Four Gateway Center
  100 Mulberry Street
  Newark, NJ 07102(4)(5)(6)
Richard I. Galland............................      40,000       *                  0       40,000       *
Robert F. Hogan, Jr...........................      80,000        1.1%              0       80,000       *
Donald L. Kaufman(7)..........................     367,000        4.8%              0      367,000        4.4%
James F. Leary(8).............................      10,000       *                  0       10,000       *
Alan B. Lerner(8).............................      20,000       *                  0       20,000       *
A.A. Meitz(8).................................      40,000       *                  0       40,000       *
Gary D. Trabka(9).............................           0       --                 0            0       --
Robert L. Winspear(3)(4)(6)(8)................      80,800        1.1%              0       80,800       *
Deborah J. Allan(3)(4)........................      60,800       *             60,800            0       --
C. Glen Beattie(4)............................      80,000        1.1%         80,000            0       --
Barbara W. Meyer(3)(4)........................      60,800       *             60,800            0       --
Donald W. Winspear(3)(4)......................      60,800       *             60,800            0       --
Malcolm G. Winspear(3) (4)....................      60,800       *             60,800            0       --
Frank T. Lauinger(4)..........................      25,600       *             12,800       12,800       *
Principal Financial Securities, Inc.(4).......      92,800        1.2%         92,800            0       --
All Directors and executive officers as a
  group (9 persons)...........................   4,489,000       59.1%              0    4,489,000       54.1%


---------------

 * Less than 1%.

(1) The percentages shown assume the conversion of all outstanding shares of Class B Common Stock into shares of Common Stock. See Note 5 below.

(2) All such shares are held of record by the Winspear Partnership of which Mr. William W. Winspear is the Managing General Partner.

(3) William W. Winspear is the father of Robert L. Winspear, Deborah J. Allan, Barbara W. Meyer, Donald W. Winspear and Malcolm G. Winspear.

(4) Each of these stockholders is selling shares of Common Stock in the Stock Offering or will sell shares of Common Stock if the over-allotment option granted to the Underwriters in the Stock Offering is exercised. Such stockholders are referred to collectively herein as the "Selling Stockholders."

(5) Prudential owns of record 2,700,000 shares of Class B Common Stock which may be converted at any time at the election of the holder into Common Stock on a one to one basis. The holder of shares of Class B Common Stock has rights and privileges identical to the rights and privileges of the Common Stock, except that the holder of shares of Class B Common Stock may vote (with the holders of Common Stock) only on (i) any amendment to the Company's Certificate of Incorporation, (ii) any sale or other disposition of all or substantially all of the Company's assets, (iii) any merger or consolidation of the Company, and (iv) any liquidation, dissolution or winding up of the Company. See "Description of Capital Stock -- Class B Common Stock."

(footnotes continued on following page)

(6) The Company, Prudential and Robert L. Winspear have granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to a maximum of 108,520, 150,000 and 60,800 shares of Common Stock, respectively, solely to cover over-allotments. The number of shares of Common Stock shown in the table above to be beneficially owned by such stockholders after the Stock Offering assumes that the over-allotment option is not exercised.


(7) Includes options exercisable within 60 days of the date of this Prospectus for 50,000 shares and includes 132,000 shares of Common Stock held by trusts for the benefit of certain members of Mr. Kaufman's family, as to which Mr. Kaufman disclaims beneficial ownership. Excludes 6,000 held by a charitable foundation of which Mr. Kaufman is trustee, as to which Mr. Kaufman disclaims beneficial ownership.

(8) Includes options exercisable within 60 days of the date of this Prospectus by Messrs. Leary, Lerner, Meitz and R.L. Winspear for 10,000, 20,000, 40,000 and 20,000 shares, respectively.

(9) Mr. Trabka is a Managing Director of the Prudential Capital Group. See Note
    5.

                              DESCRIPTION OF NOTES


     The following is a summary of the principal terms of the Notes and the Indenture. A copy of the Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus is a part and reference to such exhibit is hereby made, including the definitions therein of certain terms that are used herein or are not otherwise defined in this Prospectus, as well as those terms made a part of the Indenture by the Trust Indenture Act of 1939, as amended. See "Available Information."


GENERAL

     The Notes will be issued under an indenture to be dated as of             ,
1998 (the "Indenture") between the Company and U.S. Trust Company of Texas, N.A., as trustee (the "Trustee"), a copy of the form of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. Certain capitalized terms below are defined under "-- Certain Definitions" below.

TERMS

     The Notes will be unsecured senior subordinated obligations of the Company,
will mature on             , 2008, and will bear interest at the rate per annum
stated on the cover page hereof from             , 1998, payable semiannually on
          and           of each year, commencing             , 1998, to the
persons who are registered holders thereof at the close of business on the
          and           preceding such interest payment date. The Trustee will
authenticate and deliver Notes for original issue in an aggregate principal amount of $75,000,000 in this Note Offering. The Indenture will provide for Notes to be issued in an aggregate principal amount of up to $100,000,000.

     Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months. Principal and interest will be payable at the office of the Trustee in Dallas, Texas and New York, New York, but, at the option of the Company, interest may be paid by check mailed to the registered holders at their registered addresses. Until otherwise designated by the Company, the Notes will be transferable and exchangeable at the office of the Trustee and will be payable at the office of the Trustee in Dallas, Texas and New York, New York. The Notes will be issued in denominations of $1,000 and any integral multiple thereof.

OPTIONAL REDEMPTION BY THE COMPANY


     At any time after the date of this Prospectus and on or before , 2001, and within 60 days after the closing of a public offering of Common
Stock of the Company (an "Equity Offering"), the Company at its option may utilize the net proceeds from any such Equity Offering to redeem up to 25% of the aggregate principal amount of the Notes at a redemption price equal to
     % of the principal amount thereof to be redeemed (the "Equity Offering Redemption Price"), plus accrued and unpaid interest, if any, on such amount to the redemption date, provided that at least $65 million in aggregate principal amount of the Notes remain outstanding immediately after the occurrence of such redemption.


     On or after             , 2003, the Notes will be redeemable, at the option
of the Company, at any time in whole or in part, at the redemption prices (expressed as percentages of the principal amount) set forth below, plus accrued interest to the redemption date, if redeemed during the 12-month period commencing of the years indicated below:


               REDEMPTION YEAR                 REDEMPTION PRICE
               ---------------                 ----------------
2003.........................................             %
2004.........................................             %
2005.........................................             %
2006 and thereafter..........................      100.000%

NOTICE OF REDEMPTION AND SELECTION OF NOTES TO BE REDEEMED


     Notice of redemption shall be mailed at least 30 but not more than 60 calendar days before the Redemption Date to each Holder of Notes to be redeemed at such Holder's registered address. The notice of redemption shall identify the Notes to be redeemed and shall state (i) the Redemption Date, (ii) the Equity Offering Redemption Price or the Redemption Price, as applicable, (iii) the name and address of the Paying Agent to whom Notes are to be surrendered for payment of the Equity Offering Redemption Price or the Redemption Price, as applicable,
(iv) that Notes called for redemption must be surrendered to the Paying Agent to collect the Equity Offering Redemption Price or the Redemption Price, as applicable, and accrued and unpaid interest, (v) if fewer than all the outstanding Notes are to be redeemed, the identification and principal amounts of the particular Notes to be redeemed, (vi) that on the Redemption Date the Equity Offering Redemption Price or the Redemption Price, as applicable, will become due and payable upon each such Note or portion thereof, and that unless the Company defaults in paying such Equity Offering Redemption Price or Redemption Price, interest shall cease to accrue on Notes called for redemption on and after the Redemption Date, (vii) the CUSIP number, if any, relating to such Notes, and (viii) in the case of a Note to be redeemed in part, the aggregate principal amount of such Note to be redeemed and that after the Redemption Date upon surrender of such Note, a new Note or Notes in the aggregate principal amount equal to the unredeemed portion thereof will be issued. If less than all of the outstanding Notes are to be redeemed, the Trustee shall select the Notes to be redeemed pro rata, by lot or by such other method as the Trustee may deem fair and appropriate so long as such method is not prohibited by any stock exchange on which the Notes are then listed. The Trustee shall make the selection from Notes outstanding and not previously called for redemption. The Trustee may select for redemption portions of the principal of Notes that have denominations larger than $1,000. Notes and portions thereof selected by the Trustee for redemption shall be in amounts of $1,000 or integral multiples of $1,000.


REPURCHASE AT THE OPTION OF HOLDERS UPON CHANGE OF CONTROL

     Within 30 calendar days following the occurrence of a Change of Control, the Company is required to make an offer (a "Change of Control Offer") to Noteholders to repurchase any and all of the Notes (in denominations of $1,000 or integral multiples of $1,000) at a purchase price in cash equal to 101% of the aggregate principal amount, plus accrued and unpaid interest, if any, to the date of purchase (the "Change of Control Offer Price").

     The Company shall provide the Trustee with notice of a Change of Control Offer, and with all information required by the Indenture to accompany such notice, not more than 20 calendar days after the Change of Control. Notice of a Change of Control Offer shall be mailed by the Trustee (at the Company's expense) not more than 30 calendar days after the Change of Control to each Holder of the Notes at such Holder's last registered address appearing in the Register. The Change of Control Offer shall remain open until the later of 25 Business Days following the time of mailing or the date on which acceptance of the Notes for payment and payment are lawful (the "Change of Control Purchase Date").


     The Company shall also comply with any applicable tender offer rules then in effect, including Section 14(e) of the Exchange Act and Rule 14e-1 promulgated thereunder, in connection with a Change of Control Offer. To the extent that any of the procedures relating to the making and accepting of a Change of Control Offer conflict with the provisions of the Exchange Act, other applicable federal or state law or the regulations that may be promulgated thereunder, such provisions of the Exchange Act, other applicable federal or state law or the regulations that may be promulgated thereunder, shall govern such Change of Control Offer in lieu of, and only to the extent of, such conflicting procedures.


     The Company shall publicly announce the results of the Change of Control Offer on or as promptly as practicable after the Change of Control Purchase Date.

     Within 20 calendar days following a Change of Control and prior to the mailing of the Change of Control notice to Holders, the Company covenants to either (i) repay in full all Senior Indebtedness whose terms require such payment in connection with such event or prohibit repurchase of the Notes, or
(ii) obtain the requisite consent from holders of such Senior Indebtedness not repaid in order to permit the repurchase of the

Notes as provided for in the Indenture. The Company shall comply with provisions of this paragraph before it shall be required to repurchase the Notes upon a Change of Control, and any failure to comply with this paragraph shall constitute a Default in the performance of a covenant for purposes of determining whether an Event of Default has occurred, which would, in turn, constitute a default under the Credit Agreement. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to the Holders of the Notes.


     The repurchase of the Notes by the Company prior to their maturity pursuant to certain covenants in the Indenture will be subject to restrictions under the Credit Agreement relating to the prepayment of any subordinated indebtedness, including the Notes. In general, the Credit Agreement would prohibit such repayment, unless sufficient cumulative net income and other amounts are available to make such payment. See "Company Indebtedness -- Credit Agreement -- Covenants." Additionally, the Credit Agreement provides that certain changes in the ownership of the Company's Common Stock is an event of default thereunder. See "Company Indebtedness -- Credit Agreement -- Events of Default." Such an event would, upon notice by KeyBank to the Trustee, suspend payments (including payments relating to a Change of Control Offer) with respect to the Notes. See
" -- Subordination" below. The Company's ability to repurchase the Notes will also be dependent upon the availability of cash and other financing sources to consummate such a repurchase. The Company may incur additional indebtedness to finance its capital expenditure and general business requirements and, therefore, the Company's ability to incur additional indebtedness to repurchase the Notes may be adversely affected by what might then be a higher debt to equity ratio. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations -- Liquidity and Capital Resources." Any failure of the Company to repurchase the Notes in accordance with the terms of the Indenture because of such constraints would result in a default under the Credit Agreement and could result in defaults under the other debt instruments to which the Company may then be a party. Outstanding borrowings under the Credit Agreement were $564,000 at December 31, 1997.



     A Change of Control does not include the acquisition of the Voting Stock of the Company by any Person who is an Affiliate of the Company on the Initial Issuance Date or a change in a majority of the Board of Directors of the Company, if such majority of the Company's directors are elected by Persons who are Affiliates of the Company on the Initial Issuance Date. See "-- Certain Definitions" below. Except for the Change of Control put provisions, the Asset Disposition redemption provisions and the limitations on dividends and redemptions of Capital Stock, sale and leaseback transactions, incurrence of Indebtedness, Liens and mergers and consolidations, the Indenture will not contain any covenants or provisions that would afford Noteholders protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction. The Company could, in the future, enter into certain transactions, including acquisitions and transactions involving Unrestricted Subsidiaries that are not restricted by the terms of the Indenture, refinancing or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that would increase the amount of Indebtedness outstanding at such time or otherwise affect the Company's capital structure or credit ratings. See "-- Certain Covenants" below. The terms of the Indenture do not permit the Company's Board of Directors or the Trustee, without the written consent of the Noteholders, to waive or modify the Company's obligations to make a Change of Control Offer.


     The Change of Control provision of the Indenture may make it more difficult or discourage a takeover of the Company and the removal of incumbent management. The Change of Control provision is not the result of a plan by management to adopt an anti-takeover provision.

SUBORDINATION

     The payment of principal, premium (if any), Equity Offering Redemption Price, Redemption Price, Change of Control Offer Price, Net Proceeds Offer Price or interest (if any) on the Notes and any other payment obligations of the Company under the Indenture are subordinated in right of payment to the extent described in the Indenture to the prior payment in full of all Senior Indebtedness, whether outstanding on the date of the Indenture or thereafter created, incurred, assumed or guaranteed; provided, however, that the Notes shall rank equally with, or prior to, all existing and future indebtedness (including, without limitation, Indebtedness) of the Company that is subordinated to Senior Indebtedness. However, once payment that is permitted under the Indenture has been deposited into any defeasance trust described under "Defeasance and Covenant Defeasance" below, payment from the money or the proceeds of U.S. Government Obligations held in such defeasance trust will not be subordinated to any Senior Indebtedness.


     In the event of (i) any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding in connection therewith, relative to the Company or to its creditors, as such, or to its assets, or (ii) any liquidation, dissolution or other winding up of the Company, whether voluntary or involuntary and whether or not involving insolvency or bankruptcy, or (iii) any assignment for the benefit of creditors or any other marshaling of assets or liabilities of the Company, then, and in any such event: (a) the holders of Senior Indebtedness shall be entitled to receive payment in full in cash, or payment provided for in cash or cash equivalents in a manner satisfactory to the holders of the Senior Indebtedness, of all amounts due on or in respect of a Senior Indebtedness, or provision shall be made for such payment in cash or cash equivalents, before the Holders of the Notes are entitled to receive any payment or distribution of any kind or character (excluding securities of the Company or any other corporation that are equity securities or are subordinated in right of payment to all Senior Indebtedness, that may at the time be outstanding, to substantially the same extent as, or to a greater extent than, the Notes are so subordinated (such securities are hereinafter collectively referred to as "Permitted Junior Securities")) on account of the principal, premium (if any), Equity Offering Redemption Price, Redemption Price, Change of Control Offer Price, Net Proceeds Offer Price, interest (if any) or any other payment required under the Indenture, in connection with the Notes, (b) any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities (excluding Permitted Junior Securities), by set-off, or otherwise, to which the Holders or the Trustee would be entitled but for the provisions of the Indenture described herein, shall be paid by the liquidating trustee or agent or other person making such payment or distribution, whether a trustee in bankruptcy, a receiver or liquidating trustee or otherwise, directly to the holders of Senior Indebtedness or their representative or representatives or to the trustee or trustees under any Indenture under which any instruments evidencing any of such Senior Indebtedness may have been issued, ratably according to the aggregate amounts remaining unpaid on account of the Senior Indebtedness held or represented by each, to the extent necessary to make payment in full in cash equivalents or cash, of all Senior Indebtedness remaining unpaid, after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness, and (c) if, notwithstanding the foregoing, the Trustee or the Holder of any Note shall have received, subsequent to the occurrence of any of the events described in the preceding clauses (i),
(ii) or (iii) of this paragraph, any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, in respect of principal, premium (if any), Equity Offering Redemption Price, Redemption Price, Change of Control Offer Price, Net Proceeds Offer Price, interest (if any) or any other required payment on the Notes under the Indenture before all Senior Indebtedness is paid in full or payment thereof provided for, then and in such event, such payment or distribution (excluding Permitted Junior Securities) shall be paid over or delivered forthwith to the trustee in bankruptcy, receiver, liquidating trustee, custodian, assignee, agent or other person making payment or distribution of assets of the Company for application to the payment of all Senior Indebtedness remaining unpaid, to the extent necessary to pay all Senior Indebtedness in full in cash equivalents, cash or, as acceptable to the holders of Senior Indebtedness, in any other manner, after giving effect to any concurrent payment or distribution to or for the holders of Senior Indebtedness. By reason of such subordination, in the event of insolvency, creditors of the Company who are not Holders of the Notes may recover more ratably than Holders of the Notes.



     The consolidation of the Company with, or the merger of the Company with or into, another Person or the liquidation or dissolution of the Company following the conveyance, transfer or lease of its properties and assets substantially as an entirety to another Person upon the terms and conditions described under the caption "Consolidation or Merger" below shall not be deemed a dissolution, winding up, liquidation, reorganization, assignment for the benefit of creditors or marshaling of assets and liabilities of the Company if the person formed by such consolidation or the surviving entity of such merger or the Person which acquires by conveyance, transfer or lease such properties and assets substantially in their entirety, as the case may be, shall, as a part of such consolidation, merger, conveyance, transfer or lease, comply with the conditions of the Indenture described under the caption "Consolidation of Merger" below.

     Unless certain conditions described in the Indenture apply, upon (i) the occurrence of a Payment Default, and (ii) receipt by the Trustee and the Company from a holder or representative of, a holder of Designated Senior Indebtedness of written notice of such occurrence, then no payment or distribution of any assets of the Company of any kind or character (excluding Permitted Junior Securities) shall be made by the Company on account of the principal amount, premium (if any), Equity Offering Redemption Price, Redemption Price, Change of Control Offer Price, Net Proceeds Offer Price, interest (if any) or any other payment required to be made on the Notes or on account of the purchase or redemption or other acquisition of Notes unless and until such Payment Default shall have been cured or waived by the holder of Senior Indebtedness or shall have ceased to exist or such Senior Indebtedness shall have been discharged or paid in full, after which the Company shall resume making any and all required payments in respect of the Notes, including any missed payments. However, the obligation of the Company to make payment of principal, premium (if any), Equity Offering Redemption Price, Redemption Price, Change of Control Offer Price, Net Proceeds Offer Price, interest or any other payment required to be made on the Notes will not otherwise be affected.



     Unless certain conditions described in the Indenture apply, upon (i) the occurrence of a Non-payment Default and (ii) the receipt by the Trustee and the Company from a Senior Indebtedness Representative of written notice of such occurrence, no payment or distribution of any assets of the Company of any character (excluding Permitted Junior Securities) shall be made by the Company on account of the principal, premium (if any), Equity Offering Redemption Price, Redemption Price, Change of Control Offer Price, Net Proceeds Offer Price, interest (if any) or any other payments required to be made on the Notes or on account of the purchase or redemption or other acquisition of the Notes for the period specified below (the "Payment Blockage Period"). However, the obligation of the Company to make payment of principal, premium (if any), Equity Offering Redemption Price, Redemption Price, Change of Control Offer Price, Net Proceeds Offer Price, interest or any other payment required to be made on the Notes will not otherwise be affected.



     The Payment Blockage Period will commence upon the date of receipt of written notice of the Non-payment Default by the Company and the Trustee from a Senior Indebtedness Representative and will end upon the earlier of (i) more than 179 days having elapsed since the receipt of such notice by the Company or the Trustee (whichever was earlier), (ii) the date on which such Non-payment Default shall have been cured or waived by the holder of Senior Indebtedness or shall have ceased to exist or on which such Senior Indebtedness shall have been discharged or paid in full, or (iii) the date on which such Payment Blockage Period shall have been terminated by written notice to the Company or the Trustee from the Designated Senior Indebtedness holder or representative initiating such Payment Blockage Period, after which, in the case of (i), (ii) or (iii) above, the Company shall resume making any and all required payments in respect of the Notes, including any missed payments. Only one Payment Blockage Period may be commenced within any 360-day period. No Non-payment Default with respect to Designated Senior Indebtedness that existed or was continuing on the date of commencement of any Payment Blockage Period will be, or can be, made the basis for the commencement of a second Payment Blockage Period, whether or not within a period of 360 consecutive days, unless such default has been cured or waived for a period of not less than 90 consecutive days. In no event will a Payment Blockage Period extend beyond 179 days from the earlier of the date of the receipt by the Company and the Trustee of the notice initiating such Payment Blockage Period.


     Subject to the payment in full of all Senior Indebtedness, the Holders of the Notes shall be subrogated (equally and ratably with the holders of all Indebtedness of the Company which is subordinated to Senior Indebtedness of the Company to the same extent as the Notes are subordinated and which is entitled to like rights of subrogation) to the rights of the holders of Senior Indebtedness, from time to time, to receive payments and distributions of cash, property and securities applicable to the Senior Indebtedness until the principal amount, premium (if any), Equity Offering Redemption Price, Redemption Price, Change of Control Offer Price, Net Proceeds Offer Price, interest (if any) and any other payment required to be made under the Indenture in connection with the Notes shall be paid in full.

     By reason of such subordination, in the event of a distribution of assets upon liquidation or insolvency, the holders of Senior Indebtedness may recover more, ratably, than Holders of the Notes and funds that would be otherwise payable to the Holders of the Notes will be paid to the holders of the Senior Indebtedness to the extent necessary to pay the Senior Indebtedness in full, and the Company may be unable to meet its obligations fully with respect to the Notes. The amount of Senior Indebtedness of the Company outstanding on December 31, 1997 was approximately $5.9 million (excluding outstanding but undrawn insurance letters of credit of $2.1 million).


CERTAIN COVENANTS


     Financial and Other Data. So long as any Note is outstanding, whether or not the Company is subject to Section 13(a) or 15(d) of the Exchange Act, the Company shall file with the Commission the annual reports, quarterly reports and other documents which the Company would have been required to file with the Commission pursuant to such Section 13 in respect of the Notes if the Company were so subject, such documents to be filed with the Commission on or prior to the respective dates by which the Company would have been so required or any extension thereof in compliance with the rules and regulations of the Commission (the "Required Filing Dates"). The Company shall also in any event (i) within 15 days after each Required Filing Date file with the Trustee copies of the annual reports, quarterly reports and other documents (but excluding preliminary proxy materials filed pursuant to Section 14 of the Exchange Act and Regulation 14a-6 promulgated thereunder) that the Company would have been required to file with the Commission pursuant to Section 13 of the Exchange Act in respect of the Notes as if the Company were subject to such Section, and (ii) if filing such documents by the Company with the Commission is not permitted under the Exchange Act, within 15 days after each Required Filing Date file with the Trustee and, within 30 days after each Required Filing Date, transmit by mail to all Holders, as their name and addresses appear in the Register, without cost to such Holders, copies of the reports described above.



     Limitation on Restricted Payments. The Indenture provides that the Company shall not, and shall not permit any Restricted Subsidiary of the Company to, directly or indirectly (i) declare or pay any dividend on, or make any distribution to the holders of, any Capital Stock of the Company or a Restricted Subsidiary, other than dividends or distributions (a) from a Restricted Subsidiary of the Company to the Company or to a Wholly Owned Subsidiary of the Company or (b) payable in Capital Stock of the Company that is not Disqualified Stock (ii) purchase, repay, redeem or otherwise acquire or retire for value any Capital Stock of the Company or any of its Subsidiaries or Amercord (other than Wholly Owned Subsidiaries of the Company), or any options, warrants or other rights to acquire such Capital Stock other than (a) in connection with a transaction whereby such Subsidiary or Amercord becomes a Wholly Owned Subsidiary of the Company or such Subsidiary or Amercord is being merged with or into the Company or a Wholly Owned Subsidiary of the Company in accordance with the terms of the Indenture, and (b) purchases, redemptions, acquisitions or retirements of Capital Stock of the Company from Persons holding 5% or less of the outstanding Capital Stock of the Company for an amount not to exceed an amount equal to $500,000 in the aggregate during any calendar year, plus the aggregate cash proceeds received by the Company during such calendar year from any issuance of Capital Stock by the Company to such Persons, (iii) prepay, repay, purchase, redeem, defease or otherwise acquire or retire for value prior to any scheduled maturity, scheduled principal payment, scheduled repayment or scheduled sinking fund payment, (a) any Indebtedness of the Company or any of its Restricted Subsidiaries that ranks pari passu with or junior in right of payment to the prior payment of the Notes (other than the Existing Notes), (b) any Indebtedness of its Unrestricted Subsidiaries, except as permitted pursuant to the Indenture, (iv) incur, create or assume any guarantee of Indebtedness of any Affiliate (other than (a) guarantees by the Company of Indebtedness of a Wholly Owned Subsidiary of the Company, (b) guarantees of Indebtedness of the Company by any Restricted Subsidiary, (c) guarantees of Indebtedness of any Subsidiary or Amercord pursuant to a transaction whereby any such Subsidiary or Amercord would become a Wholly Owned Subsidiary of the Company, or (d) guarantees by a Restricted Subsidiary of Indebtedness of another Restricted Subsidiary, in each case in accordance with the terms of the Indenture, including (1) the execution by the obligor of such obligation of an agreement substantially in the form of the Intercompany Agreement, and (2) if the foregoing is related to Indebtedness that is not Senior Indebtedness, the inclusion of subordination provisions substantially similar to those set forth in the Indenture which subordinate such guarantee to the Notes to the same extent as if the Notes were Senior Indebtedness with respect to such guarantee), or (v) make any Investment (other than as permitted in the preceding clauses
(ii) and (iv) or a Permitted Investment) in any Person, other than an Investment in a

Subsidiary or Amercord if such Subsidiary or Amercord becomes a Wholly Owned Subsidiary of the Company in connection with such investment, provided that to the extent applicable (a) the obligation of the obligor in any such Investment is subject to an Intercompany Agreement, and (b) the agreement governing any obligation to fund the Investment includes provisions substantially similar to those set forth in the Indenture which subordinate the Investment to the Notes to the same extent as if the Notes were Senior Indebtedness (such payment or other actions described in the foregoing clauses (i) through (v) are collectively referred to as "Restricted Payments"), if at the time of any such Restricted Payment, and after giving effect thereto on a pro forma basis, (a) a Default or an Event of Default exists or shall have occurred and be continuing or would result therefrom, or (b) the aggregate amount of all Restricted Payments declared or made after the Initial Issuance Date including such Restricted Payment (the amount of any such payment, if other than cash, shall be the amount approved in good faith by resolution of the Board of Directors of the Company, including at least a majority of the Independent Directors) shall exceed the sum of: (1) 50% of Consolidated Net Income, or, in the event the aggregate Consolidated Net Income shall be a loss, minus 100% of such loss, of the Company and its Restricted Subsidiaries earned on a cumulative basis during the period beginning on the last day of the Company's last fiscal quarter that ended prior to the Initial Issuance Date to the end of the fiscal quarter immediately preceding the date of such Restricted Payment (treated as a single accounting period), plus (2) 100% of the aggregate net proceeds received by the Company as capital contributions to the Company from the issuance or sale (other than to a Restricted Subsidiary of the Company or Amercord) of Capital Stock (other than Disqualified Stock) of the Company, including any such shares issued upon exercise of any warrants, options or similar rights subsequent to the Initial Issuance Date (but not including any amount received by the Company from the purchase of Capital Stock to the extent such amounts were already taken into account in clause (ii)(b) above), plus (3) the net proceeds received by the Company from the issuance or sale of Indebtedness for cash that is convertible into Capital Stock of the Company after the Initial Issuance Date to the extent that such Indebtedness is actually converted into Capital Stock (other than Disqualified Stock), plus (4) 100% of the net cash proceeds received by the Company or any of its Restricted Subsidiaries in connection with a sale, disposition or liquidation of any Investment in an Unrestricted Subsidiary that was made in accordance with this covenant, plus (5) 100% of the net cash proceeds received by the Company from (A) the sale or other disposition of the Capital Stock of Amercord, (B) any dividend or other distribution from Amercord, or (c) the Company could not incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the "Limitation on Indebtedness" covenant described herein and after giving pro forma effect thereto as if the Restricted Payment had been made at the beginning of the applicable four quarter period.



     Notwithstanding the covenant described above, the Company and its Restricted Subsidiaries shall not make any Investment in any Unrestricted Subsidiary by any means other than by way of cash made available through the test contained in the Restricted Payments covenant. The foregoing covenant will not prevent (i) the payment of any dividend within 60 calendar days after the date of its declaration if the dividend would have been permitted on the date of declaration, (ii) the declaration or payment of any dividend on shares of Capital Stock payable solely in shares of Capital Stock (other than Disqualified Stock), (iii) the declaration or payment of any dividend or other distribution payable from an Unrestricted Subsidiary to the Company or any Wholly Owned Subsidiary, and (iv) the making of additional Restricted Payments in a cumulative amount not to exceed $5.0 million from the Initial Issuance Date. For purposes of calculating the aggregate amount of Restricted Payments made pursuant to the preceding paragraph, payments made under clause (i) of this paragraph shall be included in such amount, provided that dividends paid within 60 calendar days of the date of declaration shall be deemed to be paid at the date of declaration.


     Prior to making any Restricted Payment under this covenant, the Company shall deliver to the Trustee an Officers' Certificate setting forth the computation by which the amount available for Restricted Payments was determined and stating that no Default or Event of Default exists and is continuing and that no Default or Event of Default shall result from making the Restricted Payment. The Trustee shall have no duty or responsibility to determine the accuracy or correctness of such computation and shall be fully protected from any liability incurred by it resulting from its reliance on such Officers' Certificate.

     Limitation on Investments. The Indenture provides that, except for Investments made as Restricted Payments in compliance with the "Limitation on Restricted Payments" covenant, the Company shall not, and shall not permit any Restricted Subsidiary of the Company to, make any Investments other than Permitted Investments.

     Limitation on Indebtedness. The Indenture provides that the Company shall not, directly or indirectly, create, incur, issue, assume, guarantee or in any other manner become directly or indirectly liable or responsible for (collectively, an "incurrence") any Indebtedness (including Acquired Indebtedness) other than Permitted Indebtedness, unless at the time of such event (i)(a) any such Indebtedness or Acquired Indebtedness (other than Senior Indebtedness) has no sinking fund or amortization payment date or final maturity prior to the Stated Maturity of the Notes, and (b) in the case of Indebtedness subordinated in right of payment to the Notes, the instrument evidencing such Indebtedness shall include subordination provisions substantially similar to those set forth in the Indenture subordinating such Indebtedness to the same extent as if the Notes were Senior Indebtedness with respect to such Indebtedness, and (ii) after giving effect to the incurrence of such Indebtedness (which Indebtedness may only be incurred by the Company) and to any acquisition being financed through the incurrence of such Indebtedness and to any Acquired Indebtedness incurred or assumed therewith on a pro forma basis, the Consolidated Interest Coverage ratio for the most recently ended four full fiscal quarters for which financial statements are available immediately preceding the date on which such additional Indebtedness is incurred would have been at least 2.0 to 1.0.

     The Company shall not suffer to exist any Indebtedness existing on the Initial Issuance Date, other than as described on a schedule to the Indenture.


     Limitation on Restricted Subsidiary Indebtedness. The Company may not permit any Restricted Subsidiary to issue, incur, guarantee, assume or in any other manner become directly or indirectly liable or otherwise responsible for (collectively, "issue") any Indebtedness except (i) Indebtedness issued to and held by the Company, (ii) Indebtedness issued and outstanding on or prior to the date on which such Subsidiary became a Restricted Subsidiary (other than Indebtedness issued in connection with or in anticipation of its becoming a Restricted Subsidiary), (iii) guarantees of Indebtedness of another Restricted Subsidiary, or (iv) Indebtedness issued to refund or refinance Indebtedness referred to in clauses (i) or (ii), provided that the Indebtedness so issued will have (a) a Stated Maturity later than the Stated Maturity of the Indebtedness being refunded or refinanced, (b) an Average Life at least equal to
(1) the Average Life of the Indebtedness being refunded or refinanced and (c) a principal amount (1) not in excess of the principal amount of the Indebtedness being refunded or refinanced plus (2) the principal amount of any unused revolving credit facility being refunded or refinanced.


     Limitation Upon Other Senior Subordinated Indebtedness. The Company will not, and will not permit any Restricted Subsidiary to, incur, create, assume, guarantee or in any other manner become directly or indirectly liable with respect to or be responsible for, or permit to remain outstanding, any Indebtedness (other than the Notes) that is subordinate or junior in right of payment to any Senior Indebtedness of the Company unless such Indebtedness is also pari passu with, or subordinate in right of payment to, the Notes pursuant to subordination provisions substantially similar to those set forth in the Indenture.

     Limitation on Liens. The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien securing Indebtedness or trade payables on any asset now owned or hereafter acquired, or any income or profits therefrom or assign or convey any right to receive income therefrom, except Permitted Liens, unless (i) if such Lien secures Indebtedness which is pari passu in right of payment with the Notes, then the Notes are secured on an equal and ratable basis with the obligation so secured until such time as such obligation is no longer secured by a Lien or (ii) if such Lien secures Indebtedness which is subordinated in right of payment to the Notes, any such Lien shall be subordinated to a Lien granted to the Holders of the Notes in the same collateral as that securing such Lien to the same extent as such subordinated Indebtedness is subordinated to the Notes.

     Limitation on Issuance of Preferred Stock by Restricted Subsidiaries. The Indenture provides that the Company shall not permit any Restricted Subsidiary to issue any preferred or preference stock other than to the Company or to a Wholly Owned Subsidiary of the Company, except for preferred stock issued by a Person prior to the time (i) such Person becomes a Restricted Subsidiary (other than preferred stock issued in connection with or in anticipation of such Person becoming a Restricted Subsidiary), (ii) such Person merges with or into a Restricted Subsidiary, or (iii) a Restricted Subsidiary of the Company merges with or into such Person, provided that such preferred stock was not issued by such Person in anticipation of the type of transaction contemplated by clauses (i), (ii) or (iii).


     Limitation on Dividends and Other Payment Restrictions Affecting Restricted Subsidiaries. The Indenture provides that the Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of such Restricted Subsidiary to (i) pay dividends or make any other distributions (a) on its Capital Stock, or (b) with respect to any other interest or participation in, or measured by, its profits, (ii) pay any Indebtedness owed to the Company or any of its Restricted Subsidiaries, (iii) make any Investment in the Company or any of its Restricted Subsidiaries, (iv) transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries, (v) grant liens or security interests on such Restricted Subsidiary's assets in favor of the Holders, or (vi) guarantee the Notes or any renewals or refinancings thereof, except for such encumbrances or restrictions existing under or by reason of (a) scheduled written agreements in effect on the Initial Issuance Date or under any agreement that extends, renews, refinances or replaces the agreements containing such restrictions, provided, that the terms and conditions of any such restrictions are not materially less favorable to the Holders than those under or pursuant to the agreement evidencing the Indebtedness so extended, renewed, refinanced or replaced, (b) applicable law,
(c) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred, (d) customary non-assignment provisions in leases entered into in the ordinary course of business and consistent with past practices, (e) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (iv) above on the property so acquired, (f) any agreement for the sale of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending its sale, (g) Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Refinancing Indebtedness are no more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced, (h) secured Indebtedness otherwise permitted to be incurred pursuant to the provisions of the covenant described above under the caption "-- Limitation on Liens" that limits the right of the debtor to dispose of the assets securing such Indebtedness, (i) provisions with respect to the disposition or distribution of assets or property in joint venture agreements and other similar agreements entered into in the ordinary course of business, and (j) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business.


     Limitation on Transactions With Affiliates. The Indenture provides that the Company shall not and shall not permit any Restricted Subsidiary to, directly or indirectly, enter into any transaction (including without limitation the purchase, sale, lease or exchange of any property or the rendering of any service) with an Affiliate (including an Unrestricted Subsidiary) (an "Affiliate Transaction"), unless such transaction is on terms no less favorable to the Company or such Restricted Subsidiary than those that could be obtained in a comparable arms' length transaction with an entity that is not an Affiliate.



     In addition, the Company shall not, and shall not permit any of the Restricted Subsidiaries to, enter into (i) an Affiliate Transaction involving or having a potential value of more than $1.0 million unless the Company delivers an Officers' Certificate to the Trustee generally describing such transaction and certifying that the transaction has been approved in good faith by resolution of the Board of Directors of the Company (including a majority of the Independent Directors) or a committee of Independent Directors and such resolution provides that such Affiliate Transaction complies with the requirements of this covenant, or (ii) an Affiliate Transaction (or series of related Affiliate Transactions) involving or having a potential value of more than $5.0 million (other than an Affiliate Transaction relating to compensation arrangements for employees who are not otherwise Affiliates), unless (a) the Company delivers an Officers' Certificate to the Trustee to the same effect as described in clause (i) above and (b) the Company has received an opinion of an independent accounting, appraisal or investment banking firm of national standing to the effect that such Affiliate Transaction is fair to the Company or such Restricted Subsidiary, as applicable, from a financial point of view.



     Notwithstanding anything to the contrary contained in the Indenture, the foregoing provisions shall not apply to (i) any employment agreement entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business and consistent with the past practice of the Company or such Restricted Subsidiary, (ii) payment of indemnities and fees to directors of the Company and any of its Restricted Subsidiaries, (iii) payments pursuant to any tax sharing agreement or arrangement among the Company and its Subsidiaries, provided, however, the tax sharing agreement shall provide that each Unrestricted Subsidiary shall pay annually (or more frequently if required to make estimated tax payments) to the Company an amount equal to the amount of income tax that such Unrestricted Subsidiary would have paid if the Unrestricted Subsidiary's income tax liability was determined as if it were not a member of a consolidated group, and such amount shall be paid prior to the date the Company must make payment to the relevant taxing authority, (iv) any management arrangement relating to Amercord, on terms that are not materially less favorable to the Holders than the management agreement among Amercord, the Company and Ivaco that is in effect on the Initial Issuance Date, provided that such agreement may be terminated or amounts payable to the Company thereunder may be modified at the option of the Company, and provided further that such amended or modified management arrangement has been approved by the Board of Directors of the Company, (v) transactions between or among the Company and any Wholly Owned Subsidiary, and (vi) (a) that certain Stockholders' Agreement among the Company, Prudential and the Winspear Partnership, and (b) that certain Registration Rights Agreement among the Company, Prudential, the Winspear Partnership and certain other parties, all as in effect on the Initial Issuance Date or as thereafter amended or modified such that the terms thereof are not materially less favorable to the Holders, provided, that, any such amendment or modification has been approved by the Company's Board of Directors (including a majority of the Independent Directors).



     Limitation on Asset Dispositions. The Indenture provides that the Company shall not, and shall not permit any Restricted Subsidiary to, make any Asset Disposition unless (i) the consideration received from such Asset Disposition is at least equal to the fair market value of the Capital Stock, property or other assets sold (as certified by an Officers' Certificate delivered to the Trustee with the resolution of the Board of Directors attached thereto), (ii) at least 85% of the consideration received from such Asset Disposition is in the form of cash or cash equivalents (the "85% Test"), provided that the amount of any liabilities (as shown on the Company's or such Restricted Subsidiary's most recent balance sheet or in the notes thereto) of the Company or such Restricted Subsidiary that are assumed by the transferee in any Asset Disposition (other than liabilities that are incurred in connection with or in anticipation of such Asset Disposition) as a credit against the purchase price therefor shall be deemed to be cash to the extent of the amount credited for purposes of the 85% Test. To the extent that, within 360 calendar days following the Asset Disposition, the Company does not apply, or does not cause its Restricted Subsidiary to apply, the Net Proceeds to (a) the repayment of Senior Indebtedness, (b) acquire one or more Persons or businesses engaged in, or assets used in, similar lines of business conducted by the Company as of the Initial Issuance Date, or enter into a binding contract to use Net Proceeds for the purposes set forth in this clause (b), or (c) reimburse the Company or its Restricted Subsidiaries for expenditures made and costs incurred to repair, rebuild, replace or restore property subject to loss, damage or taking to the extent the Net Proceeds consist of insurance proceeds received on account of such loss, damage or taking (the Net Proceeds that are not applied as provided in clauses (a), (b) and (c) shall constitute "Excess Proceeds"), then the Company shall make an offer (a "Net Proceeds Offer") to purchase Notes outstanding in an aggregate principal amount at least equal to such Excess Proceeds on a date not later than 410 calendar days after the date of such Asset Disposition (the "Net Proceeds Purchase Date") at a purchase price equal to 100% of the principal amount thereof, plus accrued interest to the Net Proceeds Purchase Date (the "Net Proceeds Offer Price"). Until such time as the Net Proceeds from any Asset Disposition are applied in accordance with the second sentence of this paragraph, the

Company may temporarily reduce revolving credit borrowings under the Credit Agreement or otherwise invest such Net Proceeds in any manner not prohibited by the Indenture. The Net Proceeds Offer shall be effected pursuant to procedures set forth in the Indenture. To the extent that any Excess Proceeds remain after consummation of a Net Proceeds Offer, the Company may use such Excess Proceeds for any purpose not otherwise prohibited by the Indenture.


     Notwithstanding the foregoing, the Indenture provides (i) that the Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, make any Asset Disposition of any of the Capital Stock of a Restricted Subsidiary except pursuant to an Asset Disposition of all of the Capital Stock of such Restricted Subsidiary, and (ii) the Company shall not be required to make a Net Proceeds Offer unless the aggregate amount of the Excess Proceeds from one or more Asset Dispositions exceeds $5.0 million. To the extent that any Excess Proceeds remain after consummation of a Net Proceeds Offer, the Company may use such Excess Proceeds for any purpose not otherwise prohibited by the Indenture.

     The Company shall also comply with any applicable tender offer rules then in effect, including Section 14(e) of the Exchange Act and Rule 14e-1 promulgated thereunder, in connection with a Net Proceeds Offer. To the extent that any of the procedures relating to the making and accepting of a Net Proceeds Offer conflict with the provisions of the Exchange Act, other applicable federal or state law, or the regulations that may be promulgated thereunder, such provisions of the Exchange Act, other applicable federal or state law, or the regulations that may be promulgated thereunder, shall govern such Net Proceeds Offer in lieu of, and only to the extent of, such conflicting procedures.

     As described above, the repurchase of the Notes by the Company prior to their Stated Maturity pursuant to certain covenants in the Indenture will be subject to restrictions under the Credit Agreement relating to the prepayments of any subordinated indebtedness, including the Notes. In general, the Credit Agreement would prohibit such repayment, unless sufficient cumulative net income and other amounts are available to make such payment. See "Company Indebtedness -- Credit Agreement -- Covenants." Any failure of the Company to repurchase the Notes in accordance with the terms of the Indenture because of such constraints would result in a default under the Credit Agreement and could result in defaults under the other debt instruments to which the Company may then be a party.

     Composition of Board of Directors. The Indenture provides that the Company shall use its best efforts to include at all times not less than two Independent Directors as members of the Board of Directors of the Company; provided that neither the Company nor any Restricted Subsidiary shall engage in any transaction or take any other action requiring approval by the Board of Directors, including at least a majority of the Independent Directors, until such time as the Board of Directors includes at least two Independent Directors.


     Merger or Transfer of Assets. The Indenture provides that the Company shall not, and shall not permit any Restricted Subsidiary to (i) consolidate with or merge with or into or convey, transfer, sell, assign, lease or otherwise dispose of all or substantially all of its properties and assets as an entirety (either in one transaction or a series of transactions) to any Person (other than the Company or a Wholly Owned Subsidiary of the Company), or (ii) permit any Person (other than the Company or a Wholly Owned Subsidiary of the Company) to consolidate with or merge with or into the Company or any Restricted Subsidiary or convey, transfer or lease its properties and assets substantially as an entirety (either in one transaction or a series of transactions) to the Company or a Restricted Subsidiary (except that a Wholly Owned Subsidiary of the Company may merge into or transfer all or substantially all of its assets to the Company or a Wholly Owned Subsidiary of the Company), unless (a) the Company or a Wholly Owned Subsidiary of the Company shall be the continuing Person or, in the case of a consolidation, merger or other transaction described in clauses (i) or (ii) of this paragraph, involving the Company in which the Company is not the continuing or acquiring Person, the Person formed by such consolidation or into which the Company is merged or to which the properties and assets of the Company, substantially as a entirety, are transferred (the "surviving entity") shall be a corporation, partnership or trust organized and existing under the laws of the United States of America or any state thereof or the District of Columbia and shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee in form and substance reasonably satisfactory to the Trustee, all the obligations of the Company under the Note and the Indenture, and the Indenture shall remain in full force and effect, (b) immediately before and immediately after giving effect to such transaction, no Event of Default and no Default shall have occurred and be continuing, (c) the Company or, in the case of a consolidation or merger or other transaction described in this covenant involving the Company in which the Company is not the continuing Person, the surviving entity, after giving pro forma effect to such transaction, could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the "Limitation on Indebtedness" covenant, (d) immediately after giving effect to any such transaction that involves either the merger or consolidation of the Company or a Restricted Subsidiary, or the sale of all or substantially all of the assets of the Company, the Consolidated Net Worth of the Company, or, in the case of a consolidation or merger involving the Company in which the Company is not the continuing Person, the surviving entity, shall be equal to or greater than the Consolidated Net Worth of the Company immediately before such transaction, and
(e) either the Company or the surviving entity shall deliver, or cause to be delivered to the Trustee, in form and substance reasonably satisfactory to the Trustee, an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and the supplemental indenture with respect thereto comply with this covenant and that all conditions precedent herein provided for relating to such transactions have been complied with.



     Upon any consolidation or merger or any other transaction described in the foregoing, the successor corporation formed by such consolidation or into which the Company is merged or to which such transfer is made, shall succeed to, and be substituted for, and may exercise every right and power of the Company under the Indenture with the same effect as if such successor corporation had been named as the Company therein; and thereafter, if the Company is dissolved following a transfer of all or substantially all of its assets in accordance with the Indenture, the Company shall be discharged and released from all obligations and covenants under the Indenture and the Notes. The Trustee shall enter into a supplemental indenture to evidence the succession and substitution of such successor Person and such discharge and release of the Company.


DEFAULTS AND REMEDIES


     Under the Indenture, an "Event of Default" occurs if one of the following shall have occurred and be continuing: (i) the Company defaults in the payment of (a) the principal of (or premium, if any, on) any Notes when the same becomes due and payable at maturity, by acceleration or otherwise on the required payment date thereof, (b) the Equity Offering Redemption Price or Redemption Price on any Redemption Date, or (c) the Change of Control Offer Price or the Net Proceeds Offer Price on the applicable offer purchase date relating to such offer, (ii) the Company defaults in the payment of interest on any Note or in the payment of any other amount owing under the Indenture or the Note when the same becomes due and payable, whether or not such payment shall be prohibited by the Indenture, or the Company defaults in the performance of, or breaches the "Limitation on Restricted Payments" covenant or the "Limitation on Indebtedness" covenant, and such default continues for a period of 30 calendar days, (iii) the Company defaults in the performance of, or breaches, the "Consolidation or Merger" covenant, (iv) the Company or any Subsidiary of the Company fails to comply with, or breaches any of its other covenants or agreements in the Note or the Indenture (other than those referred to in clauses (i), (ii) and (iii) above) and such failure or breach continues for 60 calendar days after receipt by the Company of a Notice of Default, (v) default by the Company or any Restricted Subsidiary in the payment of any principal of or interest on any Indebtedness (other than Indebtedness constituting reimbursement obligations with respect to the letter(s) of credit securing the Taxable Notes to the extent such default does not also constitute a default under the Credit Agreement) when due (after giving effect to any applicable grace periods under such Indebtedness) and the principal amount of such indebtedness exceeds $5.0 million in the aggregate, (vi) an event of default on any other Indebtedness of the Company or any Restricted Subsidiary having an aggregate amount outstanding in excess of $5.0 million (excluding the Taxable Notes to the extent such default does not also constitute an event of default under the Credit Agreement), and such event of default shall result in such Indebtedness becoming, whether by declaration or otherwise, due and payable in advance of its scheduled maturity,
(vii) the Company or any Restricted Subsidiary pursuant to or within the meaning of any Bankruptcy Law: (a) commences a voluntary case or proceeding, (b) consents to the entry of an order for relief against it in an involuntary case or proceeding, (c) consents to the appointment of a custodian, receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Company or for all or substantially all of its property, (d) makes a general assignment for the benefit of its creditors, or (e) admits in writing its inability to pay its debts generally as they become due, (viii) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that: (a) is for relief against the Company or any Restricted Subsidiary in an involuntary case or proceeding, (b) appoints a Custodian, receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Company or any Restricted Subsidiary of the Company or for all or substantially all of its respective properties, or (c) orders the winding up or the liquidation of the Company or any Restricted Subsidiary, and in each case the order or decree remains unstayed and in effect for 60 calendar days, or (ix) judgments for the payment of money which in the aggregate exceed $5.0 million (net of amounts covered by insurance as to which a claim has been made and no reservation of rights is being asserted by such carrier) shall be rendered against the Company or any material Restricted Subsidiary by a court of competent jurisdiction and (a) any creditor has commenced any enforcement proceeding upon such judgment in accordance with applicable law and such enforcement proceeding is not stayed or dismissed within five Business Days of the commencement thereof or (b) any such judgment shall remain unstayed or undischarged for a period of 60 calendar days.



     A Default under clause (iv) of the immediately preceding paragraph is not an Event of Default until the Trustee notifies the Company, or the Holders of at least 25% in aggregate principal amount of the Notes at the time outstanding notify the Company and the Trustee, of the Default and the Company does not cure such Default within the time specified in clause (iv) of the immediately preceding paragraph after receipt of such notice. If any Event of Default under clauses (i), (ii), (iii), (iv), (v) or (ix) of the immediately preceding paragraph occurs and is continuing, then the Trustee, in its sole discretion, or the Holders of at least 25% in aggregate principal amount of the Notes may declare the principal of the Notes and accrued interest immediately due and payable. If any Event of Default under clauses (vii) or (viii) of the immediately preceding paragraph occurs, all principal and interest on the Notes will immediately become due and payable. If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy by proceeding at law or in equity to collect any payment of principal of, premium, if any, or interest on the Notes or to enforce the performance of any provision under the Notes or the Indenture. The Holders of a majority in aggregate principal amount of the Notes then outstanding, by written notice to the Trustee and to the Company, may rescind an acceleration (except an acceleration due to a default in payment of the principal of or interest on any of the Notes) upon conditions provided in the Indenture. Except to enforce the right to receive payments of principal of and interest on the Notes when due, no Holder of a Note may pursue any remedy with respect to the Indenture or the Notes unless (i) the Holder has given to the Trustee written notice stating that the Event of Default is continuing, (ii) Holders of at least 25% in aggregate principal amount of the Notes issued under the Indenture then outstanding have made a written request to the Trustee to pursue remedies in respect of such Event of Default, (iii) such Holders have offered and provided to the Trustee indemnity reasonably satisfactory to the Trustee against any loss, liability or expense, (iv) the Trustee has not complied with the request within 60 calendar days after receipt of the notice, the request and the offer of security or indemnity, and (v) during such 60-day period, the Holders of a majority in aggregate principal amount of the Notes then outstanding do not give the Trustee a direction that is inconsistent with the request. The Holders of a majority in aggregate principal amount of the Notes then outstanding under the Indenture may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on it. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines may be unduly prejudicial to the rights of another Holder or that involves the Trustee in personal liability. The Trustee may take any other action deemed proper by the Trustee that is not inconsistent with such direction. Any money collected by the Trustee in respect to the Notes shall be paid out first, to the Trustee for any amounts owed to it under the Indenture, second, to the Holders for amounts due and unpaid on the Notes, and finally, if there is any balance remaining, to the Company.



     Under the Indenture, an officer of the Company is required to certify to the Trustee in each fiscal quarter whether or not he knows of any Default or Event of Default that occurred during the prior fiscal quarter and, if applicable, describe such Default or Event of Default and the status thereof. In addition, for each fiscal year, the Company's independent auditors are to provide a report, in connection with their audit examination, stating that they have reviewed certain terms of the Indenture and the Notes, and stating whether it has come to their attention that the Company is not in compliance with such terms as they relate to accounting matters and describing the nature of any noncompliance.

     The Company has covenanted (to the extent that it may lawfully do so) that it will not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law or any usury or other law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of the Indenture, and the Company expressly waives (to the extent that it may lawfully do so) all benefit or advantage of any such law and covenants that it shall not hinder, delay or impede the execution of any power granted to the Trustee under the Indenture, but shall suffer and permit the execution of every such power as though no such law had been enacted.


     The Trust Indenture Act of 1939, as amended, contains limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions, provided that if it acquires any conflicting interest it must eliminate such conflict upon the occurrence of an Event of Default or else resign.


DEFEASANCE AND COVENANT DEFEASANCE


     The Company may, at its option and at any time, elect to have the obligations of the Company discharged with respect to the outstanding Notes ("defeasance"). Such defeasance means that the Company shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes and to have satisfied all its other obligations under such Notes and the Indenture, except for (i) the rights of Holders of outstanding Notes to receive, solely from the trust fund described below, payments in respect of the principal, premium, if any, and accrued interest on such Notes when such payments are due, (ii) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of transfer of Notes, and replacement of mutilated, destroyed, lost or stolen Notes, the maintenance of an office or agency for payment, and the maintenance of its corporate existence and franchises, (iii) the rights, powers, trusts, duties and immunities of the Trustee and the Company's obligations in connection therewith, and (iv) the defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and its Subsidiaries released with respect to certain covenants that are described in the Indenture ("covenant defeasance"), and thereafter, the Company and its Subsidiaries may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly by reason of any reference elsewhere in the Indenture to any such covenant or by reason of any reference in any such covenant to any other provision in the Indenture or in any other document and any omission to comply with such obligations thereafter shall not constitute a Default or an Event of Default with respect to the Notes, and the Notes shall thereafter be deemed not "outstanding" for the purposes of any direction, waiver, consent or declaration or act of Holders (and the consequences of any thereof) in connection with such covenants. In the event covenant defeasance occurs, certain events (not including non-payment, bankruptcy and insolvency events) described under "-- Events of Default" will no longer constitute Events of Default with respect to the outstanding Notes.



     In order to exercise either defeasance or covenant defeasance with respect to the outstanding Notes, (i) the Company must irrevocably deposit with the Trustee or with a substitute trustee, as trust funds in trust, specifically pledged as security for, and dedicated solely to the benefit of the Holders of the Notes, cash in U.S. dollars in an amount, or U.S. Government Obligations (as defined in the Indenture), or a combination thereof, that through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide not later than one day before the due date of any payment, cash in U.S. dollars in an amount, or a combination thereof in such amounts, sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay and discharge (a) the principal, premium, if any, interest and all other amounts owing with respect to the outstanding Notes on the Stated Maturity, (b) any mandatory payments applicable to the outstanding Notes on the day on which such payments are due and payable in accordance with the terms of the Indenture and of such Notes, and (c) fees and other amounts owing to the Trustee or necessary to compensate and reimburse the Trustee for its administration of the funds and its ongoing obligations under the Indenture; provided that the Trustee shall have been irrevocably instructed to apply such money or the proceeds of such U.S. Government Obligations to said payment with respect to the Notes, (ii) in the case of a defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel stating that (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred,
(iii) in the case of a covenant defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same time as would have been the case if such covenant defeasance had not occurred, (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or insofar as clauses (vii) or (viii) under the first paragraph "Events of Default" is concerned, at any time during the period ending on the 91st day after the date of deposit, (v) such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, the Indenture or any other material agreement or instrument to which the Company is a party or by which it is bound, (vi) in the case of defeasance or covenant defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally, (vii) in the case of defeasance or covenant defeasance, the Company shall have delivered to the Trustee an Officers' Certificate stating that the deposit made by the Company pursuant thereto was not made by the Company with the intent of preferring the Holders of Notes over other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others, and (viii) the Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for relating to either the defeasance or the covenant defeasance, as the case may be, have been complied with.


SATISFACTION AND DISCHARGE OF INDENTURE

     The Indenture will be discharged and canceled upon the delivery by the Company to the Trustee for cancellation of all the Notes theretofore authenticated and delivered (other than any Notes that shall have been destroyed, lost or stolen and in lieu of or in substitution for which other Notes shall have been authenticated and delivered) and not theretofore canceled, or (ii) all Notes not theretofore surrendered or delivered to the Trustee for cancellation shall have become due and payable, or are by their terms to become due and payable within one year or are to be called for redemption within one year in accordance with the Indenture, and the Company shall irrevocably deposit with the Trustee, as trust funds solely for the benefit of the Holders for that purpose, an amount sufficient to pay at maturity or upon redemption all of the Notes (other than any Notes that have been destroyed, lost or stolen and in lieu of or in substitution for which other Notes shall have been authenticated and delivered) not theretofore surrendered or delivered to the Trustee for cancellation, including principal, premium, if any, and interest due or to become due to such date of maturity or redemption date, as the case may be, then the Indenture shall cease to be of further force or effect (except as to rights of registration of transfer or exchange of the Notes provided in the Indenture) and, at the written request of the Company, accompanied by an Officers' Certificate and Opinion of Counsel, each stating that all conditions precedent provided for in the Indenture relating to the satisfaction and discharge of the Indenture have been complied with, and upon payment of the reasonable costs, charges and expenses incurred or to be incurred by the Trustee in relation thereto or in carrying out the provisions of the Indenture, the Trustee must satisfy and discharge the Indenture; provided, that the Company's obligations with respect to the payment of principal, premium, if any, and interest will not terminate until the same shall apply the moneys so deposited to the payment to the Holders of Notes of all sums due and to become due thereon.

MODIFICATION AND WAIVER


     From time to time, when authorized by a resolution of the Company's Board of Directors, the Company and the Trustee, without notice to or the consent of the Holders of the Notes issued thereunder, may amend or supplement the Indenture, the Notes and related documents for certain specified purposes, including to cure any ambiguity, defect or inconsistency, or to correct or supplement any provision of the Indenture that may be defective or inconsistent with any other provision therein, provided that such amendment does not adversely affect the rights of any Noteholder; to comply with the "Merger and Consolidation" covenant; to make any other change that does not adversely affect the rights of any Noteholder; to comply with any requirement of the Commission in connection with the qualification of the Indenture under the Trust Indenture Act of 1939, as amended; or to add to the covenants of the Company for the benefit of the Holders or to surrender any right or power herein conferred upon the Company. Other amendments and modifications to and waivers of future compliances with any provisions of the Indenture, the Notes and related documents may be made with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding, except that, without the consent of each Holder of the applicable Notes affected thereby, no supplemental indenture may (i) make any change to the Stated Maturity of, the principal of, premium, if any, on, any interest on, or any Equity Offering Redemption Price, Redemption Price, Net Proceeds Offer Price or Change of Control Offer Price of, any Notes or impair the right to institute suit for the enforcement of any such payment or make any Notes payable in money or securities other than that stated in the Notes, (ii) make any changes in these provisions or the provisions governing waiver of past Defaults or the rights of Holders to receive payment of interest on and principal of such Notes, or (iii) reduce the percentage in principal amount of the outstanding Notes the Holder of which must consent to any supplemental indenture or waiver provided for in the Indenture.



     The Holders of at least a majority in aggregate principal amount of the Notes outstanding, on behalf of the Holder of all of the Notes, may waive any past Default with respect to certain restrictive covenants and provisions of the Indenture with respect to the Notes and the consequences of such Default but may not do so with respect to any default in the payment of the principal amount, Equity Offering Redemption Price, Redemption Price, Change of Control Offer Price, Net Proceeds Offer Price or any other amount owing under the Indenture when the same becomes due and payable as herein provided, whether at its Stated Maturity, upon redemption, upon declaration of acceleration, when due for purchase by the Company or otherwise, whether or not such payment shall be prohibited by this Indenture, or any such covenant or provision which cannot be modified or amended without the consent of each outstanding Note affected.


THE TRUSTEE

     The Indenture provides that, except during the continuance of an Event of Default, the Trustee thereunder will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent man would exercise under the circumstances in the conduct of his own affairs. The Trustee is U.S. Trust Company of Texas, N.A., Dallas, Texas.

     The Indenture and provisions of the Trust Indenture Act of 1939, as amended, contain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest it must eliminate such conflict upon the occurrence of a Default or resign.


DEPOSITARY



     Upon issuance, all Notes will be represented by one or more fully registered Global Notes. Each such Global Note will be deposited with, or on behalf of, The Depository Trust Company, as depositary (the "Depositary"), and registered in the name of the Depositary or a nominee thereof. Unless and until it is exchanged in whole or in part for Notes in definitive form, no Global Note may be transferred except as a whole by the Depositary to a nominee of such Depositary or to another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor.



     The Depositary has advised the Company as follows: the Depositary is a limited-purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities of its participants ("Participants") and to facilitate the clearance and settlement of securities transactions among its Participants in such securities through electronic book-entry changes in amounts of the Participants thereby eliminating the need for physical movement of securities certificates. The Depositary's Participants include securities brokers, dealers, banks, trust companies, clearing corporations, and certain other organizations. The Depositary is owned by a number of Participants and by the New York Stock Exchange, Inc., the American Stock Exchange Inc. and the National Association of Securities Dealers, Inc. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants").



     Purchases of Notes must be made by or through Participants, which will receive a credit on the records of the Depositary. The ownership interest of each actual purchaser of a Note (the "Beneficial Owner") is in turn to be recorded on the Participants' or Indirect Participants' records. Beneficial Owners will not receive written confirmation from the Depositary of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Participant or Indirect Participant through which the Beneficial Owner entered into the transaction. Ownership of beneficial interests in Global Notes will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the Depositary (with respect to interests of Participants) and on the records of Participants (with respect to interests of persons held through Participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, transfer or pledge beneficial interests in Global Notes.



     So long as the Depositary, or its nominee, is the registered owner of a Global Note, the Depositary or its nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Note for all purposes under the Indenture. Except as provided below, Beneficial Owners of a Global Note will not be entitled to have the Notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of the Notes in definitive form and will not be considered the owners or holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in a Global Note must rely on the procedures of the Depositary and, if such person is not a Participant, on the procedures of the Participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. The Company understands that under existing industry practices, in the event that the Company requests any action of Holders of Notes or an owner of a beneficial interest in a Global Note desires to give or take any action which the holder of a Note is entitled to give or take under the Indenture, the Depositary would authorize the Participants holding the relevant beneficial interests to give or take such action, and such Participants would authorize Beneficial Owners owning through such Participants to give or take such action or would otherwise act upon the instructions of Beneficial Owners. Conveyance of notices and other communications by the Depositary to Participants, by Participants to Indirect Participants, and by Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.



     Payment of the principal of, premium, if any, and interest on Notes registered in the name of the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the Holder of the Global Note or Global Notes representing such Notes. None of the Company, the Trustee or any other agent of the Company or agent of the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests or for supervising or reviewing any records relating to such beneficial ownership interests. The Company expects that the Depositary, upon receipt of any payment of principal, premium, if any, or interest in respect of a Global Note will credit the accounts of the Participants with payment in amounts proportionate to their respective holdings in principal amount of beneficial interest in such Global Note as shown on the records of the Depositary. The Company also expects that payments by Participants to Beneficial Owners will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participants.



     If the Depositary is at any time unwilling, unable or ineligible to continue as Depositary and a successor depositary is not appointed by the Company within 60 days after the Company is so informed in writing or becomes aware of the same, the Global Notes will be exchanged for Notes in definitive form of like tenor and of an equal aggregate principal amount, in denominations of $1,000 and integral multiples thereof. Such definitive Notes shall be registered in such name or names as the Depositary shall instruct the Trustee. It is expected that such instructions may be based upon directions received by the Depositary from Participants with respect to ownership of beneficial interests in Global Notes.


     No service charge will be made for the registration of transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Principal of, premium, if any, and interest on definitive Notes (if issued) will be payable and such Notes may be surrendered for registration of transfer or exchange at the office or agency of the Company maintained for such purpose in The City of New York, located initially at the corporate trust office of the Trustee. At the option of the Company, payment of interest on definitive Notes (if issued) may be made by check mailed to the addresses of the persons entitled thereto as they appear on the securities register.

SAME-DAY SETTLEMENT AND PAYMENT


     All payments of principal of, premium, if any and interest on the Notes will be made by the Company in immediately available funds, so long as the Notes are maintained in book-entry form and the procedures of the Depositary permit such payments to be made in immediately available funds.


CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the covenants contained in the Indenture or herein. Reference in made to the Indenture for the full definition of all such terms as well as any other capitalized terms used herein for which no definition is provided.

     "Acquired Indebtedness" of any particular Person means Indebtedness of any other Person existing at the time such other Person merged with or into or became a Subsidiary of such particular Person or that was assumed by such particular Person in connection with the acquisition of assets from any other Person, and not incurred in connection with, or in contemplation of, such other Person merging with or into such particular Person or becoming a Subsidiary of such particular Person or such acquisition, or the acquisition of assets from such other Person.


     "Affiliate" means, with respect to a particular Person, (i) any Person that, directly or indirectly, is in control of, is controlled by, of is under direct or indirect common control with, such particular Person, (ii) any Person who is a director, executive officer or general partner (a) of such particular Person, (b) of any Subsidiary of such particular Person, or (c) of any Person described in clause (i) above, (iii) any trust or estate in which such particular Person, or the spouse or any relative of such Person, or any relative of such spouse, has a beneficial interest or as to which such particular Person, or the spouse or any relative of such particular Person, or any relative of such spouse, serves as trustee or in a similar fiduciary capacity, or (iv) the spouse or any relative of such particular Person, or any relative of such spouse. For purposes of this definition, (i) "control" of a Person shall mean the power, direct or indirect (a) to vote five percent or more of the securities having ordinary voting power for the election of directors of such Person, or (b) to direct or cause the direction of the management and policies of such Person whether by contract or otherwise; and the terms "controlling" and "controlled by" have meanings correlative to the foregoing, and (ii) a "relative" of a Person shall mean an ancestor, descendant or sibling of such Person. Notwithstanding the foregoing, the term "Affiliate" shall not include any Wholly Owned Subsidiary of the Company.

     "Asset Disposition" means any sale, lease, conveyance, disposition or other transfer (or series of related sales, leases, conveyances, dispositions or other transfers) (including without limitation a sale and leaseback transaction) of any Capital Stock of any Restricted Subsidiary (whether or not upon original issuance), by the Company or any Restricted Subsidiary, or of any property or other assets (each referred to for the purposes of this definition as a "disposition") by the Company or any of its Restricted Subsidiaries, whether for cash or other consideration, other than (i) a disposition by a Restricted Subsidiary to the Company, (ii) a disposition that is an Investment (to the extent such Investment may be deemed to constitute an Asset Disposition) or a Restricted Payment permitted under the "Restricted Payments" covenant, (iii) sales of inventory in the ordinary course of business, (iv) a disposition that is governed by the "Merger and Consolidation" or "Repurchase at the Option of Holders Upon Change of Control" covenant, (v) dispositions between the Company and a Wholly Owned Restricted Subsidiary of the Company or between Wholly Owned Restricted Subsidiaries of the Company, (vi) a disposition of Capital Stock of a Restricted Subsidiary to the Company or a Wholly Owned Restricted Subsidiary of the Company, or (vii) any other disposition of Capital Stock, property or assets in a single transaction or a series of related transactions of the Company or any Restricted Subsidiary having a Fair Market Value of less than $1.0 million, provided that the Fair Market Value of all dispositions made pursuant to this clause (vii) shall not exceed $5.0 million in the aggregate during any 12-month period. It is specifically acknowledged and agreed that an issuance, sale or other disposition of any Capital Stock of the Company or Amercord shall not be deemed an "Asset Disposition."


     "Average Life" means, with respect to any Indebtedness, as at any date of determination, the quotient obtained by dividing (i) the sum of the products of
(a) the number of years from such date or dates of each successive scheduled principal payment (including, without limitation, any sinking fund requirements) of such Indebtedness multiplied by (b) the amount of each such principal payment by (ii) the sum of all such principal payments.

     "Bankruptcy Law" means the Bankruptcy Reform Act of 1978, codified at Title 11 of the United States Code, as amended from time to time, or any similar federal or state law for the relief of debtors.

     "Borrowing Base" means, as of any date, an amount equal to the sum of (a) 85% of the face amount of all accounts receivable owned by the Company and its Restricted Subsidiaries as of such date that are not more than 90 days past due, and (b) 65% of the book value of all inventory owned by the Company and its Restricted Subsidiaries as of such date, all calculated on a consolidated basis and in accordance with GAAP. To the extent that information is not available as to the amount of accounts receivable or inventory as of a specific date, the Company may utilize the most recent available information for purposes of calculating the Borrowing Base.

     "Capital Stock" of any Person means any and all shares, interests, participations, rights or other equivalents (however designated) of such Person's capital stock and any warrants, rights, options and similar rights to acquire such capital stock, whether now outstanding or issued after the Initial Issuance Date.

     "Capitalized Lease Obligations" means, as applied to any Person, any obligation relating to any property (whether real, personal or mixed) by that Person which, in accordance with GAAP, has been recorded as a capital lease on the balance sheet of such Person.

     "Change of Control" means (i) the acquisition, including through merger, consolidation or otherwise, by any Person or any Persons acting together which would constitute a "group" (a "Group") for purposes of Section 13(d) of the Exchange Act, together with all affiliates and associates (as defined in Rule 12b-2 under the Exchange Act) thereof, of direct or indirect beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the Voting Stock of the Company, other than an acquisition by a Person or Persons who on the Initial Issuance Date are Affiliates of the Company, (ii) the election by any Person or Group, together with all affiliates and associates thereof, of a sufficient number of its or their nominees to the Board of Directors of the Company such that such nominees, when added to any existing directors remaining on such Board of Directors after such election who are affiliates or associates of such Person or Group, shall constitute a majority of such Board of Directors, other than the election by a Person or Persons who on the Initial Issuance Date are Affiliates of the Company, (iii) the approval by the Company's stockholders of any plan or proposal for the liquidation or dissolution of the Company, (iv) the consummation of any consolidation or merger of the Company (a) in which the Company is not the continuing or surviving corporation, or (b) pursuant to which the Common Stock of the Company would be converted into cash, securities or other property, in each case other than a consolidation or merger of the Company in which the holders of the Company's Common Stock immediately prior to the consolidation or merger hold, directly or indirectly, at least a majority of the common equity of the continuing or surviving corporation immediately after the consolidation or merger or (v) the sale of all or substantially all of the Company's assets to any Person. In connection with clause (v) of the preceding sentence, the Indenture does not quantify what constitutes "all or substantially all" of the Company's assets. The Indenture provides that the Notes and Indenture shall be governed by and construed in accordance with the laws of the State of New York, as applied to contracts made or entered into and performed within the State of New York, without regard to principles of conflict of laws. Under existing New York law, there is no established quantitative definition of "all or substantially all" of the assets of a corporation. An analysis of all the then-relevant facts and circumstances and applicable legal authority would be required to establish whether a Change of Control has occurred. In the event in uncertainty exists as to whether a Change of Control has in fact occurred, such uncertainty could adversely affect the ability of a Noteholder to assert its rights to cause the Company to repurchase its Notes under the Change of Control put provision of the Indenture.

     "Consolidated Interest Coverage Ratio" means the ratio of (i) the sum of Consolidated Net Income, Consolidated Interest Expense and Consolidated Tax Expense, plus depreciation, and, without duplication, all amortization, in each case, for such period, of the Company and its Restricted Subsidiaries on a consolidated basis all as determined in accordance with GAAP, to (ii) pro forma Consolidated Interest Expense; plus cash preferred dividends (tax-effected) for the preceding four fiscal quarters. In calculating the Consolidated Interest Coverage Ratio on a pro forma basis, (a) any Indebtedness bearing a floating interest rate shall be computed as if the rate in effect on the date of computation had been the applicable rate for the entire period, (b) the actual average daily outstanding principal amount of all committed revolving credit facilities for the period for which the Consolidated Interest Coverage Ratio is being calculated shall be deemed to be outstanding, (c) if the Company or any of its Restricted Subsidiaries incurs any Indebtedness subsequent to the commencement of the period for which the Consolidated Interest Coverage Ratio is being calculated but prior to the event for which the calculation of the Consolidated Interest Coverage Ratio is made, then the Consolidated Interest Coverage Ratio shall be calculated to give pro forma effect to such incurrence of Indebtedness (with any revolving Indebtedness so incurred being computed in accordance with clause (b) above) and (if applicable) the application of the net proceeds therefrom to repay other Indebtedness as if such transaction(s) had occurred at the beginning of the applicable period, and (d)(1) the acquisition of any company or business or interest therein by the Company or any Restricted Subsidiary, or (2) the disposition of any Restricted Subsidiary or assets or other properties comprising a division or line of business of the Company or any Restricted Subsidiary, since the first day of such period, including any acquisition or disposition that will be consummated simultaneously with the issuance of Indebtedness giving rise to the event for which the calculation of the Consolidated Interest Coverage Ratio shall be calculated, as if such acquisition or disposition occurred at the beginning of such period.


     "Consolidated Interest Expense" of any Person means, for any period, without duplication, the total interest expense of such Person and its Subsidiaries (which as to the Company shall mean Restricted Subsidiaries only) determined on a consolidated basis in accordance with GAAP, including (i) non-cash, payable-in-kind interest, (ii) interest expense attributable to Capitalized Lease Obligations, (iii) amortization of debt discount and debt issue cost, but only with respect to transactions consummated after the Initial Issuance Date, (iv) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, (v) net costs under Interest Rate Protection Agreements (including amortization of discount), and (vi) dividends in respect of Disqualified Stock of such Person or of Subsidiaries of such Person held by Persons other than such Person or one of its Wholly Owned Subsidiaries (which as to the Company shall mean Restricted Subsidiaries only), but excluding capitalized interest.


     "Consolidated Net Income" of any Person means, for any period, the aggregate of the Net Income of such Person and its Subsidiaries (which as to the Company shall mean Restricted Subsidiaries only) for such Period, on a consolidated basis, determined in accordance with GAAP, provided, however, excluding (i) the

Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such transaction, (ii) the Net Income of any Person accounted for by the equity method of accounting, provided, that Net Income of any such Person shall be included to the extent of dividends or distributions actually paid to the Company or its Restricted Subsidiaries during the period in question, and (iii) the Net Income of any Restricted Subsidiary to the extent such Net Income is subject to any restrictions or encumbrances on such Subsidiary's ability to make distributions to the Company, provided, that Net Income of any such Person shall be included to the extent of dividends or distributions actually paid to the Company or its Restricted Subsidiaries during the period in question. For purposes of this definition, "Net Income" of any Person means, for any period, the net income (or loss) of such Person determined in accordance with GAAP, excluding, however, from the determination (i) any net gain or loss from extraordinary items (including upon the early extinguishment of Indebtedness), and (ii) any gain or loss realized upon the sale or other disposition during such period (including without limitation dispositions pursuant to sale and leaseback transactions) of any real property, equipment or other asset of such Person, which is not sold or otherwise disposed of in the ordinary course of business, or of any Capital Stock of such Person or a Subsidiary of such Person.

     "Consolidated Net Worth" of any Person means, as of any date, the amount which, in accordance with GAAP, would be set forth under the caption "stockholders' equity" (or any like caption) on the consolidated balance sheet of such Person and its Subsidiaries, less amounts attributable to Disqualified Stock of such Person or any of its Subsidiaries (and, as to the Company, less amounts attributable to the Capital Stock of any Unrestricted Subsidiary).

     "Consolidated Tax Expense" means for any period the aggregate of the federal, state, local and foreign income tax expense of the Company and its Restricted Subsidiaries for such period, on a consolidated basis as determined in accordance with GAAP, to the extent deducted in computing Consolidated Net Income.

     "Currency Agreement" means any foreign exchange contract, currency swap agreement, commodity hedging agreement or other similar agreement or arrangement designed to protect the Company or any of its Subsidiaries against fluctuations in currency values and commodity values.

     "Custodian" means any receiver, trustee, assignee, liquidator, sequestrator, custodian or similar official under any Bankruptcy Law.

     "Default" means any event, act or condition that is, or after notice or passage of time or both would be, an Event of Default.


     "Designated Senior Indebtedness" means (i) all Indebtedness owing under the Credit Agreement and (ii) after such Indebtedness under the Credit Agreement has been paid in full or upon written consent of the Senior Indebtedness Representative with respect to such Indebtedness, any other Senior Indebtedness which, at the time of determination, has an aggregate principal amount outstanding (including the committed but unused principal amount of any revolving Indebtedness) of at least $10.0 million and is specifically designated by the Company in the instrument evidencing such Senior Indebtedness as "Designated Senior Indebtedness."


     "Disqualified Stock" of any Person means any Capital Stock of such Person that, by its terms (or by the terms of any security into which it is convertible or for which it is exercisable, redeemable or exchangeable) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the stated final maturity of the Notes, provided, however, that any Disqualified Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Company to repurchase such Capital Stock upon the occurrence of a Change of Control or Asset Disposition shall not constitute Disqualified Stock if the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the "Restricted Payments" covenant.

     "Equity Offering Redemption Price" means the price at which the Company may
elect to redeem, on or before             , 2001, up to 25% of the aggregate
principal amount of the Notes, provided that, at least $65 million in aggregate principal amount of the Notes shall remain outstanding immediately after the
occurrence of such redemption, which price is      % of the principal amount of
the Notes to be redeemed, plus accrued and unpaid interest, if any, on such amount to the redemption date.

     "GAAP" means generally accepted accounting principles as applied in the United States set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, from time to time.


     "guarantee" by any Person means any obligation, contingent or otherwise, of such Person directly or indirectly guaranteeing or in any manner being responsible for any Indebtedness of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of participation arrangements, by agreement to keep well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise), or (ii) entered into for the purpose of assuring the obligor of such Indebtedness in any other manner of the payment thereof or to protect such obligee against loss in respect thereof, in whole or in part (including, without limiting the generality of the foregoing, payment of damages in the event of non-performance or the payment of amounts drawn down by letter of credit); provided that the term "guarantee" shall not include endorsements for collection or deposit in the ordinary course of business.



     "Holder" or "Noteholder" means a Person in whose name a Note is registered on the Register, and the word "majority" used in connection with the term "Holder" or "Noteholder," shall signify the "majority in principal amounts," whether or not so expressed.



     "Indebtedness" of any Person means, at any date, and without duplication, any obligation or indebtedness, whether or not contingent, for or in respect of:
(i) money borrowed (whether or not for a cash consideration and whether or not the recourse of the lender is to the whole of the assets of such Person or only a portion thereof) and premiums (if any) and capitalized interest (if any) in respect thereof, (ii) all obligations (if any) with respect to any debenture, bond, note or similar instrument (whether or not issued for a cash consideration and including a purchase money obligation), (iii) liabilities of such Person in respect of any letter of credit (or reimbursement agreements with respect thereto), bankers' acceptance or note purchase facility or any liability with respect to any recourse receivables purchase, factoring or discounting arrangement, (iv) all obligations of such Person with respect to Capitalized Lease Obligations (whether in respect of buildings, machinery, equipment or otherwise), (v) all obligations created or arising under any deferred purchase or conditional sale agreement or arrangement or representing the deferred and unpaid balance of the purchase price of any property (including pursuant to financing leases, conditional sales or other title retention agreements), or other title retention agreements, except any such balance that represents a Trade Payable, (vi) all obligations of such Person to purchase, redeem, retire, defease or otherwise acquire for value any Disqualified Stock of such Person or any warrants, rights or options to acquire such Disqualified Stock valued, in the case of Disqualified Stock, at the greatest amount payable in respect thereof on a liquidation (whether voluntary or involuntary) plus accrued and unpaid dividends, (vii) the amount that would be payable by the Company as a result of the termination on the date of determination of Currency Agreements and Interest Rate Protection Agreements, if and to the extent any of the foregoing obligations or indebtedness described in clauses (i) through (vii) above (other than letters of credit, Currency Agreements and Interest Rate Protection Agreements) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, (viii) the liquidation value of preferred stock (except that Indebtedness shall not include preferred stock of the Company), (ix) direct or indirect guarantees of all Indebtedness referred to in clauses (i) through (viii) above of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is directly or indirectly responsible or liable as obligor, guarantor or otherwise (including by virtue of contractual obligations which, if material, would require quantified disclosure pursuant to Standard 47 of the Financial Accounting Standards Board) or legally binding agreements by any person (a) to pay or purchase such Indebtedness or to advance or supply funds for the payment or purchase of such Indebtedness, (b) to purchase, sell or lease (as lessee or lessor) property, or to purchase or sell services, primarily for the purpose of enabling the debtor to make payment of such Indebtedness, (c) to supply funds to or in any other manner invest in the debtor (including any agreement to pay for property or services irrespective of whether such property is received or such services are rendered), or (d) otherwise to assure in a legally binding manner any Person to whom Indebtedness is owed against loss, and
(x) all Indebtedness of the types referred to in clauses (i) through (ix) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any encumbrance on any asset owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness. The amount of Indebtedness of any Person at any date shall be (without duplication) (i) the outstanding balance at such date of all unconditional obligations as described above and the maximum liability of any such contingent obligations at such date, and (ii) in the case of Indebtedness of others secured by a Lien to which the property or assets owned or held by such Person is subject, the lesser of the fair market value at such date of any property and assets subject to a Lien securing the Indebtedness of others and the amount of the Indebtedness secured.

     "Independent Director" means a director of the Company who (i) is not an employee or Affiliate of the Company or any Subsidiary of the Company (other than by reason of his status as a director of the Company or one or more of its Subsidiaries), and (ii) has no material business or professional relationship with the Company or any Subsidiary of the Company, or any of its Affiliates. For purposes of this definition, (a) a "material business or professional relationship" means any business or professional relationship with the Company or a Subsidiary of the Company of any of the types described in, and that exceeds any applicable disclosure threshold set forth in, Item 404(b) of Regulation S-K promulgated pursuant to the Exchange Act, and (b) no director designated by Prudential or any subsequent holder of Capital Stock of the Company held by Prudential on the Initial Issuance Date (to the extent such subsequent holder has a contractual right to designate any director of the Company), shall be considered to be an Independent Director.

     "Initial Issuance Date" means the date of original issuance of the Notes.

     "Intercompany Agreement" means an intercompany note substantially in the form attached as an exhibit to the Indenture.

     "Interest Rate Protection Agreement" of any Person means any interest rate swap agreement, interest rate collar agreement, option or future contract or other similar agreement or arrangement designed to protect such Person or any of its Subsidiaries against fluctuations in interest rates.


     "Investment" means any direct or indirect advance, loan or other extension of credit or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, bonds, notes, debentures or other securities issued by, any other Person, other than (i) loans or advances made to employees in the ordinary course of business not in excess of $250,000 outstanding at any time to any employee or $1.0 million in the aggregate at any time, and (ii) advances to customers in the ordinary course of business that are recorded as accounts receivable or notes receivable arising therefrom on the balance sheet of any Person or its Subsidiaries.


     "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

     "Net Proceeds" means the aggregate amount of consideration received by the Company or any of its Restricted Subsidiaries with respect to any Asset Disposition, after deducting therefrom brokerage commissions and other reasonable fees and expenses (including appraisal fees, survey charges, engineering fees, title insurance premiums, legal fees, finder's fees, loan origination and similar fees, underwriting fees, investment banking fees and other similar commissions or fees; any filing, recording or registration fees, costs and expenses; and any recording, transfer, sales and income taxes), and also less any amounts required to be applied substantially simultaneously with the consummation of such Asset Disposition to retire all or a portion of the Notes or Indebtedness permitted under the "Limitation on Indebtedness" covenant having the benefit of a Lien on the property or assets so transferred, to the extent, but only to the extent, that (i) such amounts are paid by the Company or one of its Restricted Subsidiaries or are amounts for which the Company or one of its Restricted Subsidiaries or any of their properties is directly and not contingently liable, as the case may be, and properly attributable to the transaction in respect of which such consideration is received or to the asset that is the subject of such transaction, and (ii) the matters referred to in clause (i) above are set forth in a certificate signed by the principal financial officer, the President or any Vice President of the Company, the statements in which shall be true and correct in all material respects; provided, however, that Net Proceeds shall exclude non-cash proceeds (including deferred payment obligations) received from any such transaction but will include such proceeds when and as received by the Company or any Restricted Subsidiary in cash.

     "Non-payment Default" means any event (other than a Payment Default) the occurrence of which entitles one or more Persons to accelerate the maturity of any Designated Senior Indebtedness, following any applicable grace period or notice required to be given in connection therewith.


     "Officer's Certificate" means a written certificate containing information specified under the Indenture that is signed on behalf of the Company by two of its officers and delivered to the Trustee. Each such Certificate must comply with the applicable provisions of the Trust Indenture Act of 1939, as amended.


     "Payment Default" means any default in the payment of principal, premium, if any, or interest, if any, on any Designated Senior Indebtedness beyond any applicable grace period with respect thereto.


     "Permitted Indebtedness" means (i) Indebtedness of the Company or any Restricted Subsidiary on the Initial Issuance Date, (ii) Indebtedness of the Company pursuant to the Indenture, (iii) Indebtedness of the Company and/or its Restricted Subsidiaries under or with respect to, the Credit Agreement that does not exceed an outstanding principal amount equal to the greater of $65.0 million or the Borrowing Base (including for purposes of this limit, without duplication, principal amounts due under the Taxable Notes and the maximum amount that can be drawn under any letters of credit issued under the Credit Agreement) determined as of the date incurred, (iv) Capitalized Lease Obligations incurred to refinance Capitalized Lease Obligations of the Company and its Restricted Subsidiaries in existence on the Initial Issuance Date, (v) guarantees of Indebtedness of Wholly Owned Subsidiaries of the Company, (vi) loans or advances from a Restricted Subsidiary to the Company or a Wholly Owned Subsidiary of the Company, provided that the obligation of such obligor is subject to an Intercompany Agreement, (vii) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness represented by Capitalized Lease Obligations, mortgage financings or purchase money obligations, in each case incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of the Company or such Restricted Subsidiary, in an aggregate principal amount not to exceed $5.0 million at any time outstanding, (viii) the incurrence by the Company or any of its Restricted Subsidiaries of Acquired Indebtedness in connection with the acquisition of assets or a new Subsidiary; provided that the principal amount (or accreted value, as applicable) of such Acquired Indebtedness, together with any other outstanding Acquired Indebtedness incurred pursuant to this clause (viii) and any outstanding Refinancing Indebtedness incurred to refund, refinance or replace any Acquired Indebtedness incurred pursuant to this clause (viii), does not exceed $5.0 million, and (ix) the incurrence by the Company or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause
(ix), not to exceed $5.0 million, (x) the incurrence by the Company or any of its Restricted Subsidiaries of Intercompany Indebtedness between or among the Company or any of its Wholly Owned Restricted Subsidiaries, provided, however, that (i) if the Company is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Notes and (ii)(a) any subsequent issuance or transfer of Capital Stock that results in any such Indebtedness being held by a Person other than the Company or a Wholly Owned Restricted Subsidiary thereof and (b) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Wholly Owned Restricted Subsidiary thereof shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (x); (xi) the incurrence by the Company or any of its Restricted Subsidiaries of Currency Agreements and Interest Rate Protection Agreements, (xii) guaranties by the Company or any of its Restricted Subsidiaries of Indebtedness of the Company or a Restricted Subsidiary that is otherwise permitted by the "Limitation on Indebtedness" covenant, and (xiii) new Indebtedness issued to repay, renew, refund or refinance Indebtedness of the Company or any Restricted Subsidiary (such new Indebtedness being "Refinancing Indebtedness"), provided, however, that such Refinancing Indebtedness (a) does not exceed the then-outstanding principal or accreted amount less any amounts used to permanently repay or prepay such Indebtedness (plus the committed but unused principal amount of any revolving indebtedness) of, (b) ranks in right of payment to the Notes at least to the same extent as, and (c) has an Average Life and stated maturity equal to, or greater than, the Indebtedness so repaid, refunded or refinanced; provided further, however, that a Restricted Subsidiary shall not incur Refinancing Indebtedness to repay, renew, refund or refinance Indebtedness of the Company or another Subsidiary of the Company.


     "Permitted Investment" means any Investment in the following kinds of instruments: (i) readily marketable obligations issued or unconditionally guaranteed as to principal and interest by the United States of America or by any agency or authority controlled or supervised by and acting as an instrumentality of the United States of America if, on the date of purchase or other acquisition of any such instrument by the Company or any Restricted Subsidiary of the Company, the remaining term to maturity or interest rate adjustment is not more than three years, (ii) obligations (including, but not limited to, demand or time deposits, bankers' acceptances, Eurodollar deposits, repurchase agreements and certificates of deposit) issued by a depository institution or trust company incorporated under the laws of the United States of America, any state thereof or the District of Columbia, provided that (a) such instrument has a final maturity not more than one year from the date of purchase thereof by the Company or any Restricted Subsidiary of the Company, and (b) such depository institution or trust company has, at the time of the Company's or such Restricted Subsidiary's Investment therein or contractual commitment providing for such Investment, (1) capital, surplus and undivided profits (as of the date of such institution's most recently published financial statements) in excess of $100.0 million, and (2) the long-term unsecured debt obligations (other than such obligations rated on the basis of the credit of a person or entity other than such institution) of such institution, at the time of the Company's or such Restricted Subsidiary's Investment therein or contractual commitment providing for such Investment, are rated "A" or better by Standard & Poor's Corporation ("S&P") and "A-2" or better by Moody's Investor Service, Inc. ("Moody's"), (iii) commercial paper issued by any corporation, if such commercial paper has, at the time of the Company's or any Restricted Subsidiary's Investment therein or contractual commitment providing for such Investment, credit ratings of at least A-1 by S&P and P-1 by Moody's, (iv) money market mutual or similar funds having assets in excess of $100.0 million, (v) money market preferred stock rated "A" or above by S&P, (vi) demand or time deposit accounts used in the ordinary course of business with commercial banks, provided that (a) the balances thereof are at all times fully insured as to principal and interest by the Federal Deposit Insurance Corporation or any successor thereto, or (b) such commercial bank has, at the time of the Company's or such Restricted Subsidiary's Investment therein, (1) capital, surplus and undivided profits (as of the date of such institution's most recently published financial statements) in excess of $100.0 million, and (2) the long-term unsecured debt obligations (other than such obligations rated on the basis of the credit of a person or entity other then such institution) of such institution, at the time of the Company's or any Restricted Subsidiary's Investment therein are rated "A" or better by S&P and "A-2" or better by Moody's, and (vii) other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (vii) that are at the time outstanding, not to exceed $1.0 million, (2) any Investment in the Company or in a Wholly Owned Restricted Subsidiary of the Company, (3) any Investment by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment (i) such Person becomes a Wholly Owned Restricted Subsidiary of the Company, or (ii) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Wholly Owned Restricted Subsidiary of the Company, (4) any Investment made as a result of the receipt of noncash consideration from an Asset Disposition that was made pursuant to an in compliance with the "Asset Disposition" covenant, and (5) any acquisition of assets, solely in exchange for the issuance of Capital Stock (other than Disqualified Stock) of the Company. In the event that either S&P or Moody's ceases to publish ratings of the type provided herein, a replacement rating agency shall be selected by the Company with the consent of the Trustee, and in each case the rating of such replacement rating agency most nearly equivalent to the corresponding S&P or Moody's rating, as the case may be, shall be used for purposes hereof.


     "Permitted Liens" means (i) Liens on assets securing Senior Indebtedness that was permitted by the terms of the Indenture to be incurred; (ii) Liens in favor of the Company; (iii) Liens on property of a Person existing at the time such Person is merged into or consolidated with the Company or any Subsidiary of the Company; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company;
(iv) Liens on property existing at the time of acquisition thereof by the Company or any Subsidiary of the Company, provided that such Liens were in existence prior to the contemplation of such acquisition; (v) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds, workman's compensation, unemployment insurance or other obligations of a like nature incurred in the ordinary course of business; (vi) Liens to secure Indebtedness (including Capitalized Lease Obligations) permitted by clause (ii) of the covenant entitled "Limitation on Indebtedness" and clause (vii) of the definition of "Permitted Indebtedness" covering only the assets acquired with such Indebtedness; (vii) Liens existing on the date of the Indenture; (viii) Liens for taxes, assessments or governmental charges or claims and landlords', carriers', warehousemen's, mechanic's, materialmen's, repairmen's and other like liens, in each case for amounts that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor; and
(ix) Liens incurred in the ordinary course of business of the Company or any Subsidiary of the Company with respect to obligations that do not exceed $2.5 million at any one time outstanding and that (a) are not incurred in connection with the borrowing of money or the obtaining of advances or credit (other than trade credit in the ordinary course of business), and (b) do not in the aggregate materially detract from the value of the property or materially impair the use thereof in the operation of business by the Company or such Subsidiary.



     "Person" means any individual, corporation, partnership, joint venture, incorporated or unincorporated association, joint-stock company, trust, unincorporated organization or government or other agency or political subdivision thereof or other entity of any kind.


     "Purchase Money Obligation" means any Indebtedness secured by a Lien on assets related to the business of the Company and its Restricted Subsidiaries, and any additions and accessions thereto, that are purchased or constructed by the Company or any Restricted Subsidiary at any time after the Initial Issuance Date (excluding the assets of any Person at the time such Person becomes a Restricted Subsidiary); provided that (i) the security agreement, conditional sales or other title retention contract pursuant to which the Lien on such assets is created (together, for the purposes of this definition, the "Security Agreement") shall be entered into within 180 calendar days after the purchase or substantial completion of the construction of such assets and shall at all times be confined solely to the assets so purchased or acquired, any additions and accessions thereto and any proceeds therefrom, (ii) at no time shall the aggregate principal amount of the outstanding Indebtedness secured thereby be increased, except in connection with the purchase of additions and accessions thereto and except in respect of fees and other obligations in respect of such Indebtedness, (iii) (a) the aggregate outstanding principal amount of Indebtedness secured thereby (determined on a per asset basis in the case of any additions and accessions) shall not at the time such Security Agreement is entered into exceed 90% of the purchase price to the Company or any Restricted Subsidiary of the assets subject thereto, or (b) the Indebtedness secured thereby shall be with recourse solely to the assets so purchased or acquired, any additions and accessions thereto and any proceeds therefrom; provided further, that if the Company or any Restricted Subsidiary has entered into a legally binding commitment to execute a Security Agreement with respect to a specified asset or assets and the Company or such Restricted Subsidiary executes such Security Agreement within 30 calendar days after the date (for the purposes of this definition, the "commitment date") on which it entered into such commitment, the Security Agreement shall be deemed to have been entered into on the commitment date, (iv) the purchase costs for such assets are or should be included in "additions to property, plant or equipment" in accordance with GAAP, and (v) the purchase of such assets is not part of any acquisition of any Person.

     "Redemption Date" or "redemption date" means the date specified for redemption of the Notes in accordance with the terms of the Notes and the Indenture.


     "Redemption Price" when used with respect to any Note to be redeemed, means the price at which it is to be redeemed pursuant to Indenture.


     "Restricted Subsidiary" means (i) any Subsidiary of the Company in existence on the Initial Issuance Date, (ii) any Subsidiary of the Company organized or acquired after the Initial Issuance Date, unless such Subsidiary shall have been designated as an Unrestricted Subsidiary by resolution of the Board of Directors as provided in and in compliance with the definition of "Unrestricted Subsidiary," and (iii) an Unrestricted Subsidiary that is designated as a Restricted Subsidiary of the Company by the Board of Directors of the Company; provided that, immediately after giving effect to the designation referred to in clause (iii), no Default or Event of Default shall have occurred and be continuing and the Company could incur at least $1.00 of additional Indebtedness under the "Limitation on Indebtedness" covenant. The Company shall evidence any such designation to the Trustee by promptly filing with the Trustee an Officers' Certificate certifying that such designation has been made and stating that such designation complies with the requirements of the immediately preceding sentence.


     "Senior Indebtedness" shall mean (i) the principal of and premium, if any, and interest on all other monetary obligations of every kind or nature due on or in connection with any Indebtedness of the Company (other than as otherwise provided in this definition), whether outstanding on the Initial Issuance Date or thereafter created, incurred or assumed, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to the Notes and (ii) Indebtedness outstanding on or incurred after the Initial Issuance Date under the Credit Agreement, including without limitation all principal, interest (including post-petition interest), fees, expenses, indemnification obligations and other covenants owing thereunder. Notwithstanding the foregoing, Senior Indebtedness shall not include (a) the principal of and premium, if any, and interest on and all other monetary obligations of every kind or nature due on or in connection with any Indebtedness of the Company to a Subsidiary or any other Affiliate of the Company or any of such Affiliate's subsidiaries, (b) Indebtedness that is subordinate or junior in right of payment to any Indebtedness of the Company, (c) Indebtedness that, when incurred, was without recourse to the Company, (d) any liability for federal, state, local or other taxes owed or owing by the Company, (e) that portion of any Indebtedness which at the time of issuance is issued in violation of this Indenture, (f) Indebtedness that is represented by Disqualified Stock, (g) amounts owing under leases (other than any Capitalized Lease Obligations), or (h) all amounts owed with respect to Trade Payables.


     "Senior Indebtedness Representative" means (i) for Senior Indebtedness outstanding under the Credit Agreement, KeyBank or its successors or assigns thereunder, so long as the Trustee shall have been notified in writing of such successors or assigns, (ii) for any issue of Designated Senior Indebtedness whose holders have appointed an agent, trustee or other representative to act on their behalf, such agent, trustee or representative, and (iii) for any other issue of Designated Senior Indebtedness, any holder (or holders acting jointly) of more than 50% of the aggregate outstanding principal amount thereof.


     "Stated Maturity" means, when used with respect to any security, the date specified in such security as the fixed date on which an amount equal to the principal of such security is due and payable.

     "Subsidiary" means, with respect to any Person, (i) a corporation of which more than 50% of whose Capital Stock with voting power (without regard to the occurrence of any contingency that does or may suspend or dilute the voting rights of such stock), to elect directors is at the time, directly or indirectly, owned by such Person, by one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries thereof, or (ii) any other Person (other than a corporation) in which such Person, one or more Subsidiaries thereof or such Person and one or more Subsidiaries thereof, directly or indirectly, at the date of determination thereof has more than a 50% ownership interest and the power to direct the policies, management and affairs thereof.

     "Trade Payables" of any Person means accounts payable or any other indebtedness or monetary obligations to trade creditors created, assumed or guaranteed by such Person or any of its Subsidiaries in the ordinary course of business in connection with the obtaining of materials or services.


     "Unrestricted Subsidiary" means, until such time as any of the following may be designated as a Restricted Subsidiary of the Company by the Board of Directors of the Company as provided in and in compliance with the definition of "Restricted Subsidiary," any Subsidiary of the Company or of a Restricted Subsidiary organized or acquired after the Initial Issuance Date in which all Investments by the Company or any Restricted Subsidiary are made only from funds available for the making of Restricted Payments and that is designated concurrently with its organization or acquisition as an Unrestricted Subsidiary by resolution of the Board of Directors of the Company, and provided, further, that neither the Company nor any Restricted Subsidiary, or any of their assets, shall be liable in any manner, whether as an obligor, guarantor, or pledgor in respect of any Indebtedness of such Unrestricted Subsidiary, any Indebtedness being without any recourse to the Company or any of its Restricted Subsidiaries, nor shall the Company or any of its Restricted Subsidiaries have any "keep well" or other similar arrangement with any lender to an Unrestricted Subsidiary nor shall the Company or any Restricted Subsidiary be committed or obligated to purchase any minimum amount of products, finished goods or other materials or assets of any Unrestricted Subsidiary. The Company shall evidence to the Trustee any designation pursuant to clause (ii) of the immediately preceding sentence by promptly filing with the Trustee an Officers' Certificate certifying that such designation has been made.


     "Voting Stock" means the Capital Stock of any class or kind ordinarily (without regard to the occurrence of any contingency) having the power to vote for the election of directors of the Company.


     "Wholly Owned Subsidiary" of any Person means any Subsidiary of such Person the entire voting share capital of which, other than directors' qualifying shares if required by applicable law, is owned by such Person (either directly or indirectly through Wholly Owned Subsidiaries), but excluding an Unrestricted Subsidiary.

                              COMPANY INDEBTEDNESS


     The following are summaries of the principal terms of the Existing Notes, the Credit Agreement and the Taxable Notes. The full text of the Existing Indenture, the Credit Agreement and the Taxable Note Indenture have been filed as exhibits to the Registration Statement of which this Prospectus is a part and to which exhibits reference is hereby made. See "Available Information."


EXISTING NOTES

     General. The Existing Notes are issued under an indenture dated as of August 1, 1993 (the "Existing Indenture") between the Company and U.S. Trust Company of Texas, N.A., as trustee (the "Trustee"), a copy of the form of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. Terms used with initial capital letters under the caption "Company Indebtedness -- Existing Notes" but not defined therein shall have the meanings set forth in the Existing Indenture.

     Terms. The Existing Notes are unsecured senior subordinated obligations of the Company and mature on August 15, 2003. The Existing Notes bear interest at 11 1/2% per annum, payable semiannually on February 15 and August 15 of each year, to the persons who are registered holders thereof at the close of business on the August 1 and February 1 preceding such interest payment date. The Company currently has $75,000,000 aggregate principal amount of the Existing Notes outstanding.

     Interest on the Existing Notes is computed on the basis of a 360-day year of twelve 30-day months. Principal and interest are payable at the office of the Trustee in Dallas, Texas and New York, New York, but, at the option of the Company, interest may be paid by checks mailed to the registered holders at their registered addresses. Until otherwise designated by the Company, the Existing Notes are transferable and exchangeable at the office of the Trustee and are payable at the office of the Trustee in Dallas, Texas and New York, New York. The Existing Notes have been issued in fully registered form, without coupons, in denominations of $1,000 and integral multiples thereof.

     Optional Redemption by the Company. The Existing Notes are callable at the option of the Company beginning in August 1998 at 104.313% of the outstanding principal amount thereof, decreasing to 100% of the principal amount in August 2001.

     Repurchase at the Option of Holders Upon Change of Control. Within 30 calendar days following the occurrence of a Change of Control, the Company is required to make an offer to the holders of the Existing Notes to repurchase any and all of the Existing Notes (in denominations of $1,000 or integral multiples of $1,000) at a purchase price in cash equal to 101% of the aggregate principal amount, plus accrued and unpaid interest, if any, to the date of purchase.

     Limitation on Asset Dispositions. The Existing Indenture generally limits the ability of the Company and its Restricted Subsidiaries to sell, lease, assign or transfer their assets outside the ordinary course of business (an "Asset Disposition") unless the consideration received is equal to the fair market value of the assets disposed of and at least 85% of such consideration is in the form of cash or cash equivalents. If the Company or a Restricted Subsidiary effects an Asset Disposition, but does not within one year use the proceeds to (i) repay Senior Indebtedness, or (ii) acquire a new entity engaged in a business similar to that of the Company, the Company, is required to make an offer to purchase Existing Notes in an aggregate principal amount equal to the proceeds received from such Asset Disposition but not used as provided in clauses (i) and (ii) above.

     Subordination. The payment of principal, premium (if any) or interest on the Existing Notes and any other payment obligations of the Company under the Existing Indenture are subordinated in right of payment to the extent described in the Existing Indenture to the prior payment in full of all existing and future Senior Indebtedness (including all indebtedness incurred pursuant to the Credit Agreement); provided, however, that the Existing Notes shall rank equally with or prior to, all existing and future indebtedness of the Company that is subordinated to Senior Indebtedness. See "Credit Agreement -- Events of Default" below. If all outstanding principal amount of the Notes is not purchased in connection with the Tender Offer, the Existing Notes shall rank equally with the Notes.

     Covenants. The Existing Indenture generally provides that the Company shall not, and shall not permit its Restricted Subsidiaries to, directly or indirectly, (with certain exceptions described in full in the Existing Indenture), make any Restricted Payment (as described below) if at the time of any such Restricted Payment, and after giving effect thereto on a pro forma basis, (a) a default or an Event of Default under the Existing Indenture exists or shall have occurred and be continuing or would result therefrom, (b) the aggregate amount of all Restricted Payments declared or made after the date of original issuance of the Existing Notes (the "Initial Issuance Date") including such Restricted Payment shall exceed certain sums as set forth in the Existing Indenture, or (c) the Company could not incur $1.00 of additional Indebtedness (other than Indebtedness permitted under the Existing Indenture ("Permitted Indebtedness") pursuant to a covenant in the Existing Indenture limiting further Indebtedness and after giving pro form effect thereto as if the Restricted Payment had been made at the beginning of the applicable four quarter period. Pursuant to the Existing Indenture, if the Company or its Restricted Subsidiaries should make the following payments or take the following actions it would be a Restricted Payment: (i) declare or pay any dividend on, or make any distribution to the holders of, any Capital Stock of the Company or a Restricted Subsidiary (with certain exceptions), (ii) purchase, repay, redeem or otherwise acquire or retire for value any Capital Stock of the Company or any of its Subsidiaries or Amercord (other than Wholly-Owned Subsidiaries of the Company), or any options, warrants, or other rights to acquire such Capital Stock (with certain exceptions, including (a) in connection with a transaction whereby such Subsidiary or Amercord becomes a Wholly-Owned Subsidiary of the Company or such Subsidiary or Amercord is being merged with or into the Company or a Wholly-Owned Subsidiary of the Company in accordance with the terms of the Existing Indenture, (b) purchases, redemptions, acquisitions or retirements of Capital Stock of the Company from persons holding 5% or less of the outstanding Capital Stock of the Company for an amount not to exceed (1) $500,000 in the aggregate during any calendar year, or (2) $1.5 million over the term of the Existing Notes, and (c) purchases or acquisitions by the Company of Capital Stock of Amercord or advances or loans by the Company to Amercord for an amount not to exceed $2.0 million in the aggregate), (iii) prepay, repay, purchase, redeem, defease or otherwise acquire or retire for value prior to any scheduled maturity, scheduled principal payment, scheduled repayment or scheduled sinking fund payment, (a) any Indebtedness of the Company or any of its Restricted Subsidiaries that ranks pari passu with or junior in right of payment to the prior payment of the Existing Notes, or (b) Indebtedness of certain of its Subsidiaries, except as permitted pursuant to the Existing Indenture, (iv) incur, create or assume any guarantee of Indebtedness of any Affiliate (with certain exceptions), or (v) make any Investment (other than as permitted in the preceding clauses (ii) and (iv) or certain other Permitted Investments).

     The Existing Indenture also limits the Company's and its Restricted Subsidiaries' ability (in each case with certain exceptions described fully in the Existing Indenture) to (i) incur additional debt for borrowed money, (ii) grant liens or encumbrances on assets of the Company or its Restricted Subsidiaries, (iii) merge with or into another entity, (iv) engage in transactions with Affiliates except on an arms-length basis, (v) issue preferred stock, (vi) restrict the ability of a Restricted Subsidiary to pay dividends, pay Indebtedness owed to the Company, invest in the Company, grant liens to the holders of the Existing Notes or guarantee the Existing Notes, or (vii) enter into a sale-leaseback transaction.

     Events of Default. In general under the Existing Indenture, an "Event of Default" occurs if one of the following shall have occurred and be continuing:
(i) the Company defaults on the payment of principal, interest or any other payment obligation under the Existing Indenture when the same becomes due and payable, (ii) the Company or any of its Subsidiaries fails to comply with, or breaches, any of its other covenants or agreements in the Existing Notes or the Existing Indenture and such failure or breach continues for 30 calendar days after receipt by the Company of a notice of default, (iii) the Company or any Restricted Subsidiary fail to pay principal of or interest on any Indebtedness when due and the principal amount of such Indebtedness exceeds $2.0 million in aggregate, (iv) an event of default on any other Indebtedness of the Company or any Restricted Subsidiary having an aggregate amount outstanding in excess of $2.0 million, and such event of default shall result in such Indebtedness becoming, whether by declaration or otherwise, due and payable in advance of its scheduled maturity, (v) certain events of bankruptcy or insolvency of the Company or its Restricted Subsidiaries, (vi) a breach of the Company's agreement to not merge or sell all of its assets unless the Company or its Wholly-Owned Subsidiary is the Continuing Person and maintains the same consolidated net worth, or (vii) judgments against the Company or its Restricted Subsidiaries for the payment of money which in the aggregate exceed $2.0 million.

     Upon the occurrence of an Event of Default, the principal and accrued interest on the Existing Notes may be declared immediately due and payable, or upon the occurrence of certain Events of Default, the principal and interest on the Existing Notes will automatically become due and payable. All payment obligations of the Company under the Existing Indenture and the Existing Notes are subordinated in right of payment to the prior payment in full of all existing and future Senior Indebtedness, including all indebtedness incurred pursuant to the Credit Agreement. See "Credit Agreement -- Events of Default" below.


     The Tender Offer/Consent Solicitation. The Company has commenced a Tender Offer for all of the Existing Notes and a solicitation of consents to amend the Existing Indenture. The Proposed Amendments would eliminate the following restrictive covenants in the Existing Indenture: (a) covenants which limit the Company's ability to (i) make certain payments, certain investments, create additional indebtedness or incur liens, (ii) cause its subsidiaries to issue preferred stock, (iii) limit its subsidiaries' ability to pay dividends, (iv) enter into sale or leaseback transactions, (v) enter into certain transactions with affiliates, (vi) consolidate or merge with another company unless certain net worth and debt incurrence tests are met, and (b) covenants which obligate the Company to pay taxes, maintain its properties and insurance, comply with applicable laws and require independent directors. Additionally, the Proposed Amendments would amend a cross default provision to specify that a default of $5 million (as opposed to $2 million) must occur under certain other obligations of the Company prior to such a default resulting in a default under the Existing Indenture. Holders of Existing Notes who tender their Existing Notes in the Tender Offer will be required to consent to the Proposed Amendments. Under the terms of the Existing Indenture, consents from the holders of a majority in principal amount of the Existing Notes will be required to approve the Proposed Amendments. The Tender Offer is conditioned on the completion of the Note Offering and the receipt of the requisite consents to the Proposed Amendments. Any Existing Notes not validly tendered and accepted for payment pursuant to the Tender Offer will remain outstanding and rank equally with the Notes. See "The Tender Offer."



     If only the minimum required percentage of Existing Notes to approve the Proposed Amendments are tendered in the Tender Offer, approximately $37,500,000 of Existing Notes would remain outstanding after the Note Offering. However, the Company presently intends to redeem all Existing Notes that remain outstanding following the Tender Offer on August 15, 1998, the first date on which the Existing Notes may be redeemed by the Company under the terms of the Existing Indenture. The applicable redemption price on such date is 104.313% of the outstanding principal amount of the Existing Notes.


CREDIT AGREEMENT

     Interest Rate and Term. The Credit Agreement provides for a $50.0 million total credit facility, consisting of a revolving credit facility, a letter of credit facility (with a sublimit of $6.0 million), and an irrevocable bond letter of credit securing the payment of the Taxable Notes (the "Bond Letter of Credit"). See "-- Taxable Notes" below. Borrowings under the revolving credit facility will bear interest, at the option of the Company, at either (i) the prime commercial rate, or (ii) LIBOR (30, 60 or 90 day) plus a premium which varies based upon the Company's financial performance (2.0% since October 1, 1997). KeyBank N.A. ("Key Bank"), the bank lender under the Credit Agreement, receives a fee of 1.5% per annum on all letters of credit, including the Bond Letter of Credit. The fee on the unused portion of the revolving credit line is 0.25%.


     Collateral. Borrowings under the Credit Agreement are secured by first liens on certain of the Company's bank deposits and all of the Company's accounts receivable, inventory, machinery and equipment, contract rights and general intangibles, other than the Company's owned real property and shares of Amercord. Borrowings under the revolving credit facility after adjustment for undrawn letters of credit, including the Bond Letter of Credit, are limited to 85% of eligible accounts receivable plus the lesser of 40% of finished goods and raw material inventory or $20 million. The Company's available borrowing capacity under the Credit Agreement at December 31, 1997 was approximately $40.4 million.


     Covenants. Under the Credit Agreement, the Company will be required to meet certain financial covenants, including (i) a minimum adjusted tangible net worth, including the outstanding principal amount of the Existing Notes (calculated at the end of each calendar quarter), of at least $83.04 million plus 50% of consolidated net income (after provision for income taxes), if positive, for each quarter following the effective date of the Credit Agreement, (ii) an EBIT to interest expense coverage ratio (calculated at the end of each calendar quarter using a rolling 12-month period) of at least
1.1 to 0, (iii) total liabilities (excluding the Existing Notes) to adjusted tangible net worth ratio of not greater than 1.0 to 1.0 at all times, and (iv) a cash flow coverage ratio (as defined below) (calculated at the end of each calendar quarter, commencing March 31, 1996, using a rolling 12-month period) of at least 1.0 to 1.0 at all times. The cash flow coverage ratio is determined, in general, by dividing the sum of after tax net income (net of the effect of Amercord), depreciation, amortization, interest expense, cash dividends received from Amercord, and principal payments on the Taxable Notes by the sum of all principal payments on funded indebtedness (including the Existing Notes, but excluding payments made in respect of the revolving loans pursuant to the Credit Agreement), interest expense, dividends, redemptions, purchases and other distributions made by the Company with respect to its capital stock. The Credit Agreement also contains a number of customary affirmative covenants, including the delivery of annual audited and monthly unaudited financial statements, compliance certificates and the maintenance of liability and property insurance.

     Under the Credit Agreement, the Company is prohibited, except upon terms substantially similar to those applicable to Restricted Payments under the Existing Indenture, from making any restricted junior payments ("Restricted Junior Payments") including (i) any cash dividend or other distribution to holders of the Company's capital stock, (ii) any redemption, retirement, sinking fund or similar payment, purchase or other acquisition of any shares of the Company's capital stock (except from persons holding 5% or less of such capital stock and in an amount not to exceed $500,000 per year), (iii) any payment made to redeem, purchase, repurchase or retire, or to obtain the surrender of any outstanding warrants, options or other rights to acquire, any shares of the Company's capital stock outstanding on or after the date of the Credit Agreement, and (iv) any payment or prepayment of principal of, or redemption, purchase or acquisition of, any subordinated indebtedness, including the Existing Notes. The Credit Agreement also restricts the Company's ability to (i) incur additional debt for borrowed money other than the Existing Notes (with certain specified exceptions), (ii) grant liens or encumbrances on the assets of the Company and its subsidiaries (with certain specified exceptions), (iii) merge with or into any other person, (iv) sell, lease, assign or transfer assets outside the ordinary course of business (with certain specified exceptions), and
(v) make or acquire investments (other than investments made after August 19, 1993 and prior to May 31, 1999 of up to $1.0 million in Amercord and certain other specified investments).

     Events of Default. The Credit Agreement contains events of default relating to, among other things (i) the failure to pay principal, interest or other amounts owed thereunder when due, (ii) the failure to observe or perform any covenant contained therein, (iii) any material representation, warranty or statement made by the Company or any of its officers proving to be incorrect in any material respect when made or deemed to be made, (iv) any failure to make any payment in respect of any other debt for borrowed money (including guarantees and rent payments under capital leases) in excess of $100,000 in the aggregate when due (after expiration of any grace period) or to make lease payments when due in an aggregate amount of more than $100,000 in any month, (v) any failure to observe or perform any covenant in any agreement relating to the Taxable Notes which results in the acceleration of such indebtedness, (vi) a judgment or order for the payment of money in excess of $500,000 or that otherwise will have a material adverse effect on the Company, and either the filing of a lien or assessment with respect thereto which is not released within 30 days or the enforcement of such order or judgment having not been stayed, vacated or bonded pending appeal, (vii) any security agreement delivered in connection therewith ceasing to be in full force and effect, (viii) the failure by the Company to conduct its business substantially as currently conducted or the replacement of a material portion of the Company's management employees for reasons not supported by good business practices, (ix) the failure of William W. Winspear and his affiliates to own at least 20% of the outstanding Common Stock, or the failure of William W. Winspear, Prudential and their respective affiliates to own at least 60% of the outstanding Common Stock, if William W. Winspear and his affiliates own at least 10% of the outstanding Common Stock and William W. Winspear remains an active executive officer of the Company, (x) any material uninsured damage to or loss, theft or destruction of any material portion of the collateral, and (xi) certain events of bankruptcy or insolvency.

     In the event of a default under the Credit Agreement (whether as a result of the failure to comply with a payment or other covenant, a cross-default provision or otherwise), KeyBank will have a prior, secured claim on a substantial portion of the assets of the Company. See "Risk
Factors -- Substantial Financial Leverage" and "-- Collateral." In the event of a default on any principal or interest payment under the Credit Agreement, no payments of principal and/or interest may be made with respect to the Existing Notes, until such default is cured or waived. In the event of a non-payment default under the Credit Agreement, KeyBank has the right, upon notice to the Company and the Trustee, to cause the Company to suspend payments of principal and/or interest with respect to the Existing Notes, for a period of up to 180 days; provided however, that such a suspension may only be invoked once every 360 days.

TAXABLE NOTES


     In June 1992 the Company issued $15.0 million aggregate principal amount of Taxable Notes ($5,350,000 aggregate principal amount outstanding as of December 31, 1997) pursuant to a trust indenture with KeyBank, as trustee. The Taxable Notes are secured by the Bond Letter of Credit issued under the Credit Agreement. The Taxable Notes are payable in quarterly installments ranging from $400,000 to $450,000 through January 1, 1999, with the remaining balance due on April 1, 1999. The interest rate on the Taxable Notes is reset weekly at the higher of the 30-day or 90-day commercial paper rate, plus 0.125%. Effective April 5, 1993, the Company entered into an interest rate swap agreement, the effect of which was to fix the interests rate on the Taxable Notes at 5.57% per annum through April 1998. Additionally, the Company pays an annual fee to equal to 1.5% of the amount available to be drawn under the Bond Letter of Credit.


                          DESCRIPTION OF CAPITAL STOCK


     The following statements with respect to the Company's capital stock and certain other matters are subject to the detailed provisions of the Company's Certificate and the Company's Bylaws. See "Additional Information."



AUTHORIZED SHARES



     Under the Certificate, the Company has the authority to issue 17,800,000 shares consisting of (i) 15,000,000 shares of Common Stock, par value $.0025 per share ("Common Stock"), (ii) 2,700,000 shares of Class B Common Stock, par value $.0025 per share ("Class B Common Stock), and (iii) 100,000 shares of Preferred Stock, par value $.01 per share ("Preferred Stock").


COMMON STOCK


     As of the date this Prospectus and prior to the sale of the shares pursuant to the Stock Offering, there were 4,893,504 shares of Common Stock issued and outstanding, which were held by 27 stockholders of record. As of the date of this Prospectus, the Company has outstanding the following securities convertible into, and options exercisable for, shares of Common Stock: (i) 2,700,000 shares of Class B Common Stock, each of which is convertible into one share of Common Stock (see "-- Class B Common Stock" below), and (ii) options to acquire an aggregate of 307,300 shares of Common Stock. In connection with the Stock Offering, Prudential has agreed to convert 1,000,000 shares of Class B Common Stock into shares of Common Stock (and to convert up to an additional 150,000 shares of Class B Common Stock if the Underwriters' over-allotment option is exercised in full), and to sell all such shares of Common Stock in the Stock Offering. After giving effect to the Stock Offering, if all such conversion rights or options were exercised, the Company would be obligated to issue an additional 2,007,300 shares of Common Stock.


     Holders of shares of Common Stock are entitled to one vote per share in the election of directors and all other matters submitted to a vote of stockholders. Such holders do not have the right to cumulate their votes in the election of directors. Holders of Common Stock have no redemption or conversion rights and no preemptive or other rights to subscribe for securities of the Company. The outstanding shares of Common Stock are fully paid and non-assessable.

     Subject to the rights of holders of any outstanding shares of the Company's Preferred Stock, all shares of Common Stock, together with all shares of Class B Common Stock, are entitled to (i) to share equally in dividends from sources legally available therefor when, as and if declared by the Board of Directors, and (ii) upon dissolution of the Company, to receive pro rata any assets of the Company after the satisfaction of corporate liabilities.


     Payment of cash dividends is restricted by covenants in the Credit Agreement and the Existing Indenture and will be restricted by the New Indenture.

CLASS B COMMON STOCK


     All 2,700,000 authorized shares of Class B Common Stock are issued and outstanding and are owned by Prudential. Prudential acquired such shares of Class B Common Stock (or warrants exercisable for such shares) in 1984 in connection with the Company's financing of the acquisition of its present businesses. Each share of Class B Common Stock may be converted at any time at the election of the holder into one share of Common Stock. The Certificate provides that any shares of Class B Common Stock that are converted into shares of Common Stock or otherwise acquired by the Company shall be permanently retired and shall not be reissued.


     Holders of shares of Class B Common Stock have rights and privileges identical to holders of shares of Common Stock, except that shares of Class B Common Stock may be voted (with the Common Stock as a single class) only on (i) any amendment to the Certificate, (ii) any sale or other disposition of all or substantially all of the Company's assets on which the holders of shares of Common Stock have the right to vote, (iii) any merger or consolidation of the Company on which the holders of shares of Common Stock have the right to vote, and (iv) any liquidation, dissolution or winding up of the Company on which the holders of shares of Common Stock have the right to vote.

PREFERRED STOCK

     Under the Certificate, the Company has authority to issue 100,000 shares of Preferred Stock. As of the date of this Prospectus, no shares of Preferred Stock are outstanding and the Company has no present intention to issue any shares of Preferred Stock.


     Preferred Stock may be issued, from time to time in one or more series, and the Board of Directors, without further approval of the stockholders, is authorized to fix the dividend rights and terms, redemption rights and terms, liquidation preferences, conversion rights, voting rights and sinking fund provisions applicable to each such series of Preferred Stock. If the Company issues a series of Preferred Stock in the future that has voting rights or preference over the Common Stock with respect to the payment of dividends, upon the Company's liquidation, dissolution or winding up, the rights of the holders of the Common Stock offered hereby may be adversely affected. The issuance of shares of Preferred Stock could be utilized, under certain circumstances, in an attempt to prevent an acquisition of the Company.


STATE LAW AND CERTAIN CERTIFICATE AND BYLAW PROVISIONS

     The Company is subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware (the "DGCL"). Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an "interested stockholder," unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within the previous three years, did own) 15% or more of the corporation's voting stock. This statute contains provisions enabling a corporation to avoid the statute's restrictions if the stockholders holding a majority of the corporation's voting stock approve an amendment to the corporation's certificate of incorporation or bylaws. The Company's Certificate and Bylaws do not contain such a provision, and the Company does not presently intend to submit such a provision to its stockholders. Under Section 203, the term "interested stockholder" does not include any person who owned shares in excess of the 15% limitation prior to December 23, 1987 or any person who acquired shares in excess of the 15% limitation from a pre-December 23, 1987 owner by gift or in a transaction in which no consideration was exchanged. Under such provisions, the Company believes neither the Winspear Partnership nor Prudential should be considered "interested stockholders" subject to the provisions of Section 203.

     The Certificate contains provisions which provide for a classified board of directors consisting of three classes with directors serving staggered three-year terms. Therefore, only one third of the directors are subject to election by the stockholders each year. Under the DGCL, if a board of directors is classified, a director may not be removed except for cause unless the corporation's articles of incorporation provide otherwise. The Certificate provides that until such time as Prudential and its affiliates are the record holders of less than 5% of the outstanding Common Stock (on a fully diluted basis), any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the outstanding shares of the Company entitled to vote in an election of Directors. The Certificate also provides that until such time as Prudential and its affiliates own less than 5% of the outstanding Common Stock (on a fully diluted basis) the holders of 25% or more of the outstanding Common Stock shall have the right to call a special meeting of stockholders solely for the purpose of removing any Director, filling any vacancy created thereby and amending the Bylaws. The Certificate provides that, except with respect to the removal and replacement of directors while Prudential and its affiliates own 5% or more of the outstanding Common Stock, the stockholders may not take action by written consent, as the DGCL would otherwise permit, but can act only at a meeting of the stockholders. A special meeting of the stockholders can be called by the Chairman of the Board or Chief Executive Officer or at the request of a majority of the Board of Directors and by the stockholders under the circumstances described above.

     The Certificate provides that, to the full extent permitted by the DGCL or any other applicable laws as presently or hereafter in effect, no Director of the Company in his capacity shall be personally liable to the Company in his capacity as a director of the Company. The DGCL does not permit limitation of liability of any director (i) for breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases, or (iv) for any transaction from which the director derived an improper personal benefit. The Company has entered into certain agreements ("Indemnification Agreements") with each of its Directors and executive officers designed to give effect to the foregoing provisions of the Certificate and to provide certain additional assurances against the possibility of uninsured liability. The effect of these provisions and the Indemnification Agreements will be to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from negligence or gross negligence) except in the situations described in clauses (i)-(iv) of the second sentence of this paragraph. These provisions and the Indemnification Agreements will not alter the liability of Directors of the Company under federal securities laws.

     The provisions of the DGCL, the Certificate and the Bylaws discussed above would make more difficult or discourage a proxy contest or the acquisition of control by a holder of a substantial block of the Company's stock or the removal of the incumbent Board of Directors. Such provisions could also have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its stockholders. In addition, since these provisions are designed to discourage accumulations of large blocks of the Company's stock by purchasers whose objective is to have such stock repurchased by the Company at a premium, such provisions could tend to reduce the temporary fluctuations in the market price of the Common Stock which are caused by such accumulations. Accordingly, stockholders could be deprived of certain opportunities to sell their stock at a temporarily higher market price.

TRANSFER AGENT AND REGISTRAR

     ChaseMellon Shareholder Services, L.L.C. is the transfer agent and registrar for the Company's Common Stock.

                                  UNDERWRITING


     Upon the terms and subject to the conditions stated in the Underwriting Agreement dated the date of this Prospectus, each of the Underwriters named below (the "Underwriters") has severally agreed to purchase, and the Company has agreed to sell to each of the Underwriters, the principal amount of the Notes set forth opposite its name below:



                                                                PRINCIPAL AMOUNT
                        UNDERWRITER                               OF THE NOTES
                        -----------                             ----------------
Salomon Brothers Inc........................................      $
Dain Rauscher Incorporated..................................
                                                                  -----------
          Total.............................................      $75,000,000
                                                                  ===========



     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Notes offered hereby are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the Notes offered hereby if any such Notes are taken.



     The Underwriters have advised the Company that they propose initially to offer part of the Notes directly to the public at the public offering price set forth on the cover page of this Prospectus and part to certain dealers at a
price which represents a concession not in excess of      % of the principal
amount of the Notes. The Underwriters may allow, and such dealers may reallow, a
concession not in excess of      % of the principal amount of the Notes to
certain other dealers. After the public offering of the Notes, the public offering price and such concessions may be changed from time to time by the Underwriters. The Underwriters have informed the Company that the Underwriters do not intend to confirm sales of the Notes to accounts over which they exercise discretionary authority.



     The Company has agreed to indemnify the Underwriters and the Underwriters have agreed to indemnify the Company against certain liabilities, including liabilities under the Securities Act.



     The Notes are a new issue of securities which have no established trading market. It is expected that the Notes will be sold to a limited number of investors. The Company has been advised by the several Underwriters that they intend to make a market in the Notes after the consummation of the Note Offering; however, the Underwriters are not obligated to do so, and any such market-making, if commenced, may be terminated at any time without notice. No assurance can be given as to the liquidity of the trading market, if any, for the Notes. See "Risk Factors -- Absence of a Public Market."



     The Underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids for and purchases of the Notes so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Notes in the open market in order to cover syndicate short positions. Penalty bids permit the Underwriters to reclaim a selling concession from a syndicate member when the Notes originally sold by such syndicate member is purchased in a stabilizing transaction or syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Notes to be higher than it would otherwise be in the absence of such transactions. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.



     Smith Barney Inc. and Dain Rauscher Incorporated are acting as underwriters in connection with the Stock Offering. Smith Barney Inc. and Salomon Brothers Inc are affiliated but separately registered broker/ dealers under the common control of Salomon Smith Barney Holdings Inc.

                                 LEGAL MATTERS

     Certain matters as to the legality of the Notes offered hereby are being passed upon by Jones, Day, Reavis & Pogue, Dallas, Texas, counsel to the Company. Certain legal matters in connection with the Note Offering will be passed upon for the Underwriters by Latham & Watkins, San Diego, California.

                                    EXPERTS


     The financial statements of the Company at December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


                             ADDITIONAL INFORMATION


     The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the Notes offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Notes offered hereby, reference is made to the Registration Statement, including the exhibits filed as part thereof. Statements made in this Prospectus as to the contents of any contract, agreement or other document summarize the principal provisions thereof; with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.


     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith files reports and other information with the Commission. Such reports and other information may be inspected and copied at prescribed rates at the Public Reference Room of the Commission, at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the public reference facilities maintained by the Commission at 7 World Trade Center, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained by mail at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission and that is located at http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
Report of Independent Auditors..............................  F-2
Balance Sheets at December 31, 1996 and 1997................  F-3
Statements of Operations for each of the three years in the
  period ended December 31, 1997............................  F-4
Statements of Stockholders' Equity for each of the three
  years in the period ended December 31, 1997...............  F-5
Statements of Cash Flows for each of the three years in the
  period ended December 31, 1997............................  F-6
Notes to Financial Statements...............................  F-7

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Associated Materials Incorporated
Dallas, Texas


     We have audited the accompanying balance sheets of Associated Materials Incorporated as of December 31, 1997 and 1996, and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.



     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Associated Materials Incorporated at December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


                                            ERNST & YOUNG LLP


Dallas, Texas
January 29, 1998

                       ASSOCIATED MATERIALS INCORPORATED



                                 BALANCE SHEETS


                       (IN THOUSANDS, EXCEPT SHARE DATA)



                                     ASSETS
                                                                 DECEMBER 31,
                                                              -------------------
                                                                1996       1997
                                                              --------   --------
Current assets:
  Cash......................................................  $  2,384   $  1,935
  Accounts receivable, net of allowance for doubtful
     accounts of $3,749 and $4,423 at December 31, 1996 and
     1997, respectively.....................................    47,208     49,197
  Inventories...............................................    58,357     56,621
  Income taxes receivable...................................       587        266
  Other current assets......................................     3,025      3,291
                                                              --------   --------
Total current assets........................................   111,561    111,310
Property, plant and equipment, net..........................    51,649     53,855
Investment in Amercord Inc..................................    11,320     10,694
Other assets................................................     3,179      2,645
                                                              --------   --------
Total assets................................................  $177,709   $178,504
                                                              ========   ========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Bank overdrafts...........................................  $  4,853   $  4,769
  Accounts payable..........................................    17,114     17,174
  Accrued liabilities.......................................    22,965     25,862
  Revolving line of credit..................................    13,058        564
  Current portion of long-term debt.........................     1,750      1,750
                                                              --------   --------
Total current liabilities...................................    59,740     50,119
Deferred income taxes.......................................     1,884      1,951
Other liabilities...........................................     3,489      3,100
Long-term debt..............................................    80,350     78,600
Commitments and Contingencies
Stockholders' equity:
  Preferred stock, $.01 par value:
     Authorized shares -- 100,000 shares at December 31,
      1996 and 1997
     Issued shares -- 0 at December 31, 1996 and 1997.......        --         --
  Common stock, $.0025 par value:
     Authorized shares -- 15,000,000 at December 31, 1996
      and 1997
     Issued shares -- 4,893,504 at December 31, 1996 and
      4,934,900 at December 31, 1997........................        12         12
  Common stock Class B, $.0025 par value:
     Authorized and issued shares -- 2,700,000 at December
      31, 1996 and 1997.....................................         7          7
  Less: Treasury stock, at cost -- 0 shares at December 31,
     1996 and 41,396 at December 31, 1997...................        --       (542)
  Capital in excess of par..................................       185        505
  Retained earnings.........................................    32,042     44,752
                                                              --------   --------
Total stockholders' equity..................................    32,246     44,734
                                                              --------   --------
Total liabilities and stockholders' equity..................  $177,709   $178,504
                                                              ========   ========



                            See accompanying notes.

                       ASSOCIATED MATERIALS INCORPORATED



                            STATEMENTS OF OPERATIONS


                     (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                                 YEAR ENDED DECEMBER 31,
                                                             --------------------------------
                                                               1995        1996        1997
                                                             --------    --------    --------
Net sales..................................................  $350,029    $356,471    $397,690
Cost of sales..............................................   264,080     255,579     283,514
                                                             --------    --------    --------
                                                               85,949     100,892     114,176
Selling, general and administrative........................    73,207      77,740      81,142
                                                             --------    --------    --------
Income from operations.....................................    12,742      23,152      33,034
Interest expense...........................................    11,474      10,882       9,795
                                                             --------    --------    --------
                                                                1,268      12,270      23,239
Equity in earnings (loss) of Amercord Inc. ................       537       1,724        (626)
                                                             --------    --------    --------
Income before income tax expense...........................     1,805      13,994      22,613
Income tax expense.........................................       545       5,172       9,524
                                                             --------    --------    --------
Net income.................................................  $  1,260    $  8,822    $ 13,089
                                                             ========    ========    ========
Basic earnings per common share............................  $   0.17    $   1.16    $   1.72
                                                             ========    ========    ========
Diluted earnings per common share..........................  $   0.16    $   1.14    $   1.69
                                                             ========    ========    ========



                            See accompanying notes.

                       ASSOCIATED MATERIALS INCORPORATED



                       STATEMENTS OF STOCKHOLDERS' EQUITY


                                 (IN THOUSANDS)



                                                       CLASS B
                                  COMMON STOCK      COMMON STOCK     TREASURY STOCK    CAPITAL IN                  TOTAL
                                 ---------------   ---------------   ---------------     EXCESS     RETAINED   STOCKHOLDERS'
                                 SHARES   AMOUNT   SHARES   AMOUNT   SHARES   AMOUNT     OF PAR     EARNINGS      EQUITY
                                 ------   ------   ------   ------   ------   ------   ----------   --------   -------------
Balance at December 31, 1994...  4,832     $12     2,700     $ 7       --     $  --       $ 67      $21,960       $22,046
  Net income...................     --      --        --      --       --        --         --        1,260         1,260
                                 -----     ---     -----     ---       --     -----       ----      -------       -------
Balance at December 31, 1995...  4,832      12     2,700       7       --        --         67       23,220        23,306
  Net income...................     --      --        --      --       --        --         --        8,822         8,822
  Exercise of Common Stock
    options and related tax
    benefits...................     62      --        --      --       --        --        118           --           118
                                 -----     ---     -----     ---       --     -----       ----      -------       -------
Balance at December 31, 1996...  4,894      12     2,700       7       --        --        185       32,042        32,246
  Net income...................     --      --        --      --       --        --         --       13,089        13,089
  Cash dividends...............     --      --        --      --       --        --         --         (379)         (379)
  Exercise of Common Stock
    options and related tax
    benefits...................     41      --        --      --       --        --        320           --           320
  Purchase of treasury
    shares.....................     --      --        --      --       41      (542)        --           --          (542)
                                 -----     ---     -----     ---       --     -----       ----      -------       -------
Balance at December 31, 1997...  4,935     $12     2,700     $ 7       41     $(542)      $505      $44,752       $44,734
                                 =====     ===     =====     ===       ==     =====       ====      =======       =======



                            See accompanying notes.

                       ASSOCIATED MATERIALS INCORPORATED



                            STATEMENTS OF CASH FLOWS


                                 (IN THOUSANDS)



                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                               1995       1996        1997
                                                              -------    -------    --------
OPERATING ACTIVITIES
Net income..................................................  $ 1,260    $ 8,822    $ 13,089
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Depreciation and amortization.............................    5,340      5,873       6,521
  Deferred income taxes.....................................   (1,167)     2,002          67
  Provision for losses on accounts receivable...............    2,853      3,087       3,500
  (Equity) loss in earnings of Amercord Inc.................     (537)    (1,724)        626
  Loss (gain) on sale of assets.............................     (446)        10        (348)
  Changes in operating assets and liabilities:
     Accounts receivable....................................   (4,674)    (1,540)     (5,489)
     Inventories............................................    3,014     (2,435)      1,736
     Other current assets...................................     (292)    (1,058)       (266)
     Bank overdrafts........................................      986     (1,194)        (84)
     Accounts payable.......................................   (2,165)     2,625          60
     Accrued liabilities....................................    1,392        623       2,897
     Income taxes receivable/payable........................       46       (160)        480
     Other assets...........................................      (45)      (203)         96
     Other liabilities......................................     (237)       327        (389)
                                                              -------    -------    --------
Net cash provided by operating activities...................    5,328     15,055      22,496
INVESTING ACTIVITIES
Additions to property, plant and equipment..................   (7,683)    (8,110)     (8,758)
Proceeds from sale of assets................................      480         23         817
                                                              -------    -------    --------
Net cash used in investing activities.......................   (7,203)    (8,087)     (7,941)
FINANCING ACTIVITIES
Net increase (decrease) in revolving line of credit.........    4,202     (5,113)    (12,494)
Principal payments of long-term debt........................   (1,750)    (1,750)     (1,750)
Dividends paid..............................................       --         --        (379)
Treasury stock acquired.....................................       --         --        (542)
Options exercised...........................................       --         --         161
                                                              -------    -------    --------
Net cash provided by (used in) financing activities.........    2,452     (6,863)    (15,004)
                                                              -------    -------    --------
Net increase (decrease) in cash.............................      577        105        (449)
Cash at beginning period....................................    1,702      2,279       2,384
                                                              -------    -------    --------
Cash at end of period.......................................  $ 2,279    $ 2,384    $  1,935
                                                              =======    =======    ========
Supplemental Information:
  Cash paid for interest....................................  $11,459    $10,895    $ 10,110
                                                              =======    =======    ========
  Net cash paid for income taxes............................  $ 1,658    $ 3,546    $  9,098
                                                              =======    =======    ========



                            See accompanying notes.

                       ASSOCIATED MATERIALS INCORPORATED



                         NOTES TO FINANCIAL STATEMENTS



1. ACCOUNTING POLICIES



  Line of Business



     Associated Materials Incorporated (the "Company") consists of two operating divisions, Alside and AmerCable, and a 50%-owned affiliate, Amercord Inc. ("Amercord"), which is accounted for using the equity method. Alside is engaged principally in the manufacture and distribution of exterior residential building products to professional contractors throughout the United States. AmerCable manufactures jacketed electrical cable utilized in a variety of industrial applications. Amercord manufactures and sells steel tire cord and tire bead wire used in the tire manufacturing industry.



  Accounting Changes



     During 1996, the Company adopted Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123"). SFAS No. 123 allows the Company to use the intrinsic value method or the fair market value to determine the cost of stock compensation. The Company will continue to use the intrinsic value method to measure stock-based compensation costs in accordance with APB Opinion No. 25.



     The Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS No. 121") during 1996. The adoption of SFAS No. 121 had no effect on the financial statements at the time of adoption. An impairment loss was recorded for the Company's affiliate, Amercord. See Note 2.



     The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" and Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" which are effective for financial statement periods beginning after December 15, 1997. The Company believes that these statements will have no effect on the Company's financial position, results of operations or cash flows.



  Revenue Recognition



     Product sales are recognized at the time of shipment.



  Inventories



     Inventories are valued at the lower of cost (first-in, first-out) or market.



  Property, Plant, and Equipment



     Property, plant, and equipment are stated at cost. Depreciation is provided by the straight-line method over the estimated useful lives of the assets which range from 3 to 30 years.



  Income Tax



     Income taxes have been provided using the liability method in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."



  Cash and Cash Equivalents



     The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Negative book balances are classified as bank overdrafts on the accompanying balance sheets.

                       ASSOCIATED MATERIALS INCORPORATED



                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)



  Derivatives



     The Company has an interest rate swap in order to manage interest rate risk on a portion of its long-term debt (see Note 8). Gains or losses based upon differences in the market interest rate and the fixed rate are recognized in the period such differences are incurred. In addition, the Company may attempt to hedge its position with respect to raw material or currency fluctuations on specific contracts. In these instances, the Company may enter into forward contracts or purchase options, the cost of which are realized upon the completion of the contract. The nominal amounts outstanding under these contracts were not material at December 31, 1997.



  Use of Estimates



     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions regarding the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



  Advertising



     The Company expenses advertising costs as incurred. Advertising expense was $8.0 million, $6.8 million and $6.3 million in 1997, 1996 and 1995, respectively.



  Reclassifications



     Certain prior period amounts have been reclassified to conform with the current period presentation.

                       ASSOCIATED MATERIALS INCORPORATED



                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)



2. INVESTMENT IN AMERCORD



     The Company's investment in Amercord, a 50% owned affiliate, is accounted for using the equity method. Amercord manufactures and sells steel tire cord and tire bead wire used in the tire manufacturing industry. Equity in the undistributed earnings of Amercord since acquisition through December 31, 1997 totals $5,444,000.



     Condensed financial information for Amercord is presented below (in thousands):



                                                            RESULTS OF OPERATIONS
                                                           YEAR ENDED DECEMBER 31,
                                                        -----------------------------
                                                         1995       1996       1997
                                                        -------    -------    -------
Net sales.............................................  $80,764    $87,538    $74,880
Costs and expenses....................................   77,148     82,229     75,349
                                                        -------    -------    -------
Income (loss) from operations.........................    3,616      5,309       (469)
Interest expense......................................   (1,911)    (1,734)    (1,518)
Income tax (expense) benefit..........................     (631)    (1,323)       735
                                                        -------    -------    -------
Income (loss) before cumulative effect of a change in
  accounting principle................................    1,074      2,252     (1,252)
Cumulative effect of a change in accounting principle
  (net of tax)........................................       --      1,196         --
                                                        -------    -------    -------
Net income (loss).....................................    1,074      3,448     (1,252)
                                                        -------    -------    -------
Company's share of net income (loss)..................  $   537    $ 1,724    $  (626)
                                                        =======    =======    =======



                                                              FINANCIAL POSITION
                                                                 DECEMBER 31,
                                                              ------------------
                                                               1996       1997
                                                              -------    -------
Assets (pledged)............................................  $52,364    $50,075
Liabilities.................................................   29,152     28,115
Stockholders' equity........................................   23,212     21,960



     In 1996, Amercord recorded a $1,196,000 gain to reflect the cumulative effect of an accounting change when it changed its accounting policy for maintenance parts. Amercord now capitalizes the cost of these parts upon purchase and expenses such parts when used in the production cycle. Amercord previously expensed the maintenance parts upon purchase. Also in 1996, Amercord recorded a pre-tax gain of $3,093,000 in connection with the settlement of disputed royalty payments for the years 1990-1995 and recorded a $2,723,000 loss for a write down of certain production equipment pursuant to SFAS No. 121.



3. ALLOWANCE FOR DOUBTFUL ACCOUNTS



     Changes in the allowance for doubtful accounts on accounts receivable for the years ended December 31 consist of (in thousands):



                                                              1995     1996     1997
                                                             ------   ------   ------
Balance at beginning of period.............................  $2,563   $2,769   $3,749
  Provision for losses.....................................   2,853    3,087    3,500
  Losses sustained (net of recoveries).....................   2,647    2,107    2,826
                                                             ------   ------   ------
Balance at end of period...................................  $2,769   $3,749   $4,423
                                                             ======   ======   ======

                       ASSOCIATED MATERIALS INCORPORATED



                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)



4. INVENTORIES



     Inventories consist of (in thousands):



                                                                DECEMBER 31,
                                                              -----------------
                                                               1996      1997
                                                              -------   -------
Raw materials...............................................  $14,903   $16,352
Work-in-progress............................................    5,276     4,936
Finished goods and purchased stock..........................   38,178    35,333
                                                              -------   -------
                                                              $58,357   $56,621
                                                              =======   =======



5. PROPERTY, PLANT AND EQUIPMENT



     Property, plant and equipment at December 31 consist of (in thousands):



                                                               1996       1997
                                                              -------   --------
Land........................................................  $ 1,290   $  1,290
Buildings...................................................   21,319     22,740
Machinery and equipment.....................................   73,463     79,390
                                                              -------   --------
                                                               96,072    103,420
Less accumulated depreciation...............................   44,423     49,565
                                                              -------   --------
                                                              $51,649   $ 53,855
                                                              =======   ========



6. ACCRUED LIABILITIES



     Accrued liabilities at December 31 consist of (in thousands):



                                                               1996      1997
                                                              -------   -------
Employee compensation.......................................  $ 6,558   $ 7,612
Sales promotions and incentives.............................    2,692     3,408
Employee benefits...........................................    8,424     9,201
Interest....................................................    3,307     3,272
Other.......................................................    1,984     2,369
                                                              -------   -------
                                                              $22,965   $25,862
                                                              =======   =======



7. REVOLVING CREDIT ARRANGEMENTS



     In April 1996, the Company amended and restated its credit agreement with KeyBank, N.A. ("Credit Agreement") to increase the total credit facility to $50 million and extend the term to May 31, 1999. Available borrowings under the Credit Agreement are limited to the lesser of the total facility less unused letters of credit or availability based on percentages of eligible accounts receivable and inventories. Unused letters of credit totaled $7,468,000 at December 31, 1997, of which $5,471,000 was related to the Taxable Notes (see
Note 8) and $1,997,000 was primarily related to insurance. The Company's available borrowing capacity at December 31, 1997 was approximately $40.4 million. The Credit Agreement includes covenants that require the maintenance of certain financial ratios and net worth and that place restrictions on the repurchase of common stock and the payment of dividends. Outstanding borrowings under the agreement are collateralized by substantially all of the assets of the Company.



     Interest is payable on the utilized revolving credit facility at either the prime commercial rate (8.50% at December 31, 1997) or LIBOR (5.72% at December 31, 1997) plus 2.00% at the option of the Company and on the unused credit facility at a rate of .25%. Letter of credit fees of 1.5% are paid at origination.



     The weighted average interest rate for borrowings under the revolving credit facility during the period was 8.07% and 8.23% for December 31, 1997 and 1996, respectively.

                       ASSOCIATED MATERIALS INCORPORATED



                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)



8. LONG-TERM DEBT



     Long-term debt at December 31 consists of (in thousands):



                                                               1996       1997
                                                              -------    -------
Taxable Variable Rate Demand Notes..........................  $ 7,100    $ 5,350
11 1/2% Senior Subordinated Notes due 2003..................   75,000     75,000
                                                              -------    -------
                                                               82,100     80,350
Less amounts due in one year................................    1,750      1,750
                                                              -------    -------
                                                              $80,350    $78,600
                                                              =======    =======



     Scheduled principal payments are $1,750,000 in 1998 and $3,600,000 in 1999.



     Interest on the Taxable Variable Rate Demand Notes (the "Taxable Notes") was payable monthly at the greater of the 30 or 90 day commercial paper rate plus 0.125%. Effective April 5, 1993, the Company entered into an interest rate swap which fixed the interest rate on the Taxable Notes at 5.57% per annum for a period of five years. The Taxable Notes are payable in quarterly installments ranging from $400,000 to $450,000 through January 1, 1999, with the remaining balance due on April 1, 1999. The Taxable Notes are secured by an irrevocable letter of credit in accordance with the Credit Agreement (see Note 7). The Taxable Notes contain similar covenants and restrictions in the Credit Agreement described in Note 7.



     Interest on the Senior Subordinated Notes is payable semiannually. The Senior Subordinated Notes are unsecured. The Indenture pursuant to which the Senior Subordinated Notes were issued contains covenants that, among other things, limit the ability of the Company to incur additional indebtedness, pay dividends, make certain investments and repurchase stock or subordinated indebtedness.



     The estimated fair value of the Taxable Notes at December 31, 1997 was $5,350,000. The Taxable Notes have a variable interest rate and therefore trade at face value. The fair value of the Senior Subordinated Notes at December 31, 1997 was $79,688,000 based upon quoted market price.



9. COMMITMENTS



     Commitments for future minimum lease payments under noncancelable operating leases, principally for manufacturing and distribution facilities and certain equipment, are approximately $9,200,000, $7,530,000, $5,319,000, $3,428,000,
$2,565,000 and $1,382,000 for the years ending December 31, 1998, 1999, 2000,
2001, 2002 and thereafter, respectively. Lease expense was approximately $10,901,000, $10,391,000 and $9,186,000 for the years ended December 31, 1997,
1996 and 1995, respectively.

                       ASSOCIATED MATERIALS INCORPORATED



                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)



10. INCOME TAXES



     Income tax expense for the years ended December 31 consists of (in thousands):



                                           1995                 1996                 1997
                                    ------------------   ------------------   ------------------
                                    CURRENT   DEFERRED   CURRENT   DEFERRED   CURRENT   DEFERRED
                                    -------   --------   -------   --------   -------   --------
Federal income taxes..............  $1,559    $  (981)   $2,252     $1,918    $7,816      $55
State income taxes................     153       (186)      918         84     1,641       12
                                    ------    -------    ------     ------    ------      ---
                                    $1,712    $(1,167)   $3,170     $2,002    $9,457      $67
                                    ======    =======    ======     ======    ======      ===



     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred income taxes as of December 31 are as follows (in thousands):



                                                               1996      1997
                                                              -------   -------
Deferred tax assets:
  Medical benefits..........................................  $ 1,680   $ 1,581
  Bad debt expense..........................................    1,301     1,847
  Pension expense...........................................    1,806     3,427
  Inventory costs...........................................      994       247
  Other.....................................................      805       305
                                                              -------   -------
Total deferred tax assets...................................    6,586     7,407
Deferred tax liabilities:
  Depreciation..............................................    7,976     8,519
  Other.....................................................      494       839
                                                              -------   -------
Total deferred tax liabilities..............................    8,470     9,358
                                                              -------   -------
Net deferred tax liabilities................................  $(1,884)  $(1,951)
                                                              =======   =======



     The reconciliation of the statutory rate to the Company's effective income tax rate for the years ended December 31 follows:



                                                                1995    1996    1997
                                                                ----    ----    ----
Statutory rate..............................................    34.0%   34.0%   35.0%
State income taxes, net of federal income tax benefit.......     5.6     4.3     4.6
Equity in (earnings) loss of Amercord.......................    (8.1)   (3.3)     .8
Other.......................................................    (1.3)    1.9     1.7
                                                                ----    ----    ----
Effective rate..............................................    30.2%   36.9%   42.1%
                                                                ====    ====    ====



11. STOCKHOLDERS' EQUITY



     The Class B Common Stock is convertible on a one-for-one basis into Common Stock at any time subject to legal restrictions, if any, applicable to the holder of such shares. The Class B Common Stock has the same rights and privileges extended to the Common Stock except that the holder of Class B Common Stock may vote only on matters pertaining to changes in the Certificate of Incorporation; the sale, lease, or disposition of certain assets; mergers or consolidations; or the liquidation or dissolution of the Company.

                       ASSOCIATED MATERIALS INCORPORATED



                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)



12. EARNINGS PER SHARE



     In 1997, the Financial Accounting Standards Board issued SFAS No. 128 which replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Earnings per share amounts for all periods presented have been restated to conform to SFAS 128 requirements, and in accordance with the Securities and Exchange Commission ("the Commission") Staff Accounting Bulletin, Topic 4D, common shares issued during the 12-month period prior to the initial filing of the registration statement with respect to the proposed offering of Common Stock at prices below the assumed public offering price have been included in the calculation of diluted earnings per share as if they were outstanding for all periods presented (see Note 17).



     The following table sets forth the computation of basic and diluted earnings per share but does not reflect additional shares to be offered in conjunction with the registration statement with respect to the proposed offering of Common Stock as disclosed in Note 17:



                                                              YEAR ENDED DECEMBER 31,
                                                             -------------------------
                                                              1995     1996     1997
                                                             ------   ------   -------
                                                               (IN THOUSANDS EXCEPT
                                                                  PER SHARE DATA)
Numerator:
  Numerator for basic and diluted earnings per common
     share -- income available to common shareholders......  $1,260   $8,822   $13,089
Denominator:
  Denominator for basic earnings per common
     share -- weighted-average shares......................   7,532    7,594     7,594
  Effect of dilutive securities:
     Employee stock options................................     163      152       162
                                                             ------   ------   -------
  Denominator for diluted earnings per common
     share -- adjusted weighted-average shares.............   7,695    7,746     7,756
                                                             ======   ======   =======
Basic earnings per common share............................  $ 0.17   $ 1.16   $  1.72
                                                             ======   ======   =======
Diluted earnings per common share..........................  $ 0.16   $ 1.14   $  1.69
                                                             ======   ======   =======

                       ASSOCIATED MATERIALS INCORPORATED



                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)



13. STOCK OPTIONS



     The Company has a stock option plan, whereby it grants non-statutory stock options to certain directors, officers and key employees. The Company has authorized 800,000 shares of common stock to be issued under the plan. The options granted in 1995, 1996 and 1997 were granted at fair market value on the grant date and are exercisable for ten years. One-half of the options vest upon grant date and the remainder vest after two years.



     Transactions during 1995, 1996 and 1997 under this plan are summarized below:



                                                            SHARES     EXERCISE PRICE
                                                            -------   ----------------
Options outstanding at December 31, 1994..................  299,000   $ .003 to $ 6.00
  Granted.................................................   33,000        $5.00
  Expired or canceled.....................................  (69,800)  $ .003 to $ 6.00
                                                            -------   ----------------
Options outstanding at December 31, 1995..................  262,200   $ .003 to $ 5.00
  Exercised...............................................  (62,400)       $.003
  Granted.................................................   12,500        $5.00
                                                            -------   ----------------
Options outstanding at December 31, 1996..................  212,300   $2.925 to $ 5.00
  Exercised...............................................  (40,500)  $2.925 to $ 5.00
  Granted.................................................  140,000   $12.00 to $16.00
  Expired or canceled.....................................   (4,500)       $5.00
                                                            -------   ----------------
Options outstanding at December 31, 1997..................  307,300   $2.925 to $16.00



     Options to purchase 233,550, 189,550 and 239,700 shares were exercisable at December 31, 1997, 1996 and 1995, respectively. The weighted average exercise price of options outstanding was $7.79, $3.47 and $2.57 at December 31, 1997, 1996 and 1995, respectively.



     The following table summarizes significant ranges of outstanding and exercisable options at December 31, 1997:



            OPTIONS OUTSTANDING
  ---------------------------------------
             WEIGHTED
              AVERAGE                         OPTIONS EXERCISABLE
             REMAINING                      ------------------------
  SHARES   LIFE IN YEARS   EXERCISE PRICE   SHARES    EXERCISE PRICE
  ------   -------------   --------------   -------   --------------
  136,800      5.67           $ 2.925       136,800      $ 2.925
   30,500      7.41           $ 5.000        26,750      $ 5.000
  100,000      9.17           $12.000        50,000      $12.000
   40,000      9.42           $16.000        20,000      $16.000



     The Company adopted the disclosure provisions of SFAS No. 123 in 1996, and continues to measure stock-based compensation in accordance with APB No. 25. Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its stock options under the fair value method of that Statement. The weighted average fair value at date of grant for options granted during 1997, 1996, and 1995 was $6.09, $2.56 and $2.39 per option, respectively. The fair value of the options was estimated at the date of the grant using the minimum value method option pricing model assuming dividend yields of 1.0% and a weighted-average expected life of an option of 10 years. A risk-free interest rate of 7.03%, 6.87% and 6.76% was used for 1997, 1996 and 1995, respectively.



     Stock based compensation costs would have reduced net income by $389,000, $17,000 and $55,000 and $.05, $.00 and $.01 per basic and diluted share in 1997, 1996 and 1995, respectively, if the fair values of the options granted in that year had been recognized as compensation expense on a straight-line basis over the vesting period of the grant. The pro forma effect on net income for 1997, 1996 and 1995 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995.

                       ASSOCIATED MATERIALS INCORPORATED



                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)



14. SEGMENTS OF BUSINESS



     The Company operates in two industry segments: building products and electrical cable products. The principal business activities of the building segment include the manufacture of vinyl siding, vinyl replacement windows and cabinets, and the wholesale distribution of these and other complementary building products principally to professional home remodeling and new construction contractors. The principal business activity of the electrical cable segment is the manufacture and sale of jacketed electrical cable.



     Comparative financial data by industry segment for the years ended December 31 are as follows (in thousands):



                                                       1995        1996        1997
                                                     --------    --------    --------
Net sales:
  Building products................................  $300,561    $314,645    $344,000
  Electrical cable products........................    49,468      41,826      53,690
                                                     --------    --------    --------
                                                     $350,029    $356,471    $397,690
                                                     ========    ========    ========
Operating profits (losses):
  Building products................................  $ 16,550    $ 26,372    $ 30,415
  Electrical cable products........................    (1,676)       (967)      5,086
  Corporate expense................................    (2,132)     (2,253)     (2,467)
                                                     --------    --------    --------
                                                     $ 12,742    $ 23,152    $ 33,034
                                                     ========    ========    ========
Identifiable assets:
  Building products................................  $131,570    $133,023    $139,751
  Electrical cable products........................    27,091      24,746      20,349
  Corporate........................................    13,392      19,940      18,404
                                                     --------    --------    --------
                                                     $172,053    $177,709    $178,504
                                                     ========    ========    ========
Depreciation and amortization:
  Building products................................  $  3,466    $  4,282    $  5,029
  Electrical cable products........................     1,334       1,154       1,096
  Corporate........................................       540         437         396
                                                     --------    --------    --------
                                                     $  5,340    $  5,873    $  6,521
                                                     ========    ========    ========
Net additions to property, plant, and equipment:
  Building products................................  $  6,669    $  6,982    $  8,108
  Electrical cable products........................     1,014       1,128         635
  Corporate........................................        --          --          15
                                                     --------    --------    --------
                                                     $  7,683    $  8,110    $  8,758
                                                     ========    ========    ========



     The Company operates principally in the United States. Operating profit for each segment is net sales less operating expenses. Identifiable assets by segment are those used in the Company's operations in each segment. Corporate assets are principally the Company's investment in Amercord. Neither aggregate export sales nor sales to a single customer have accounted for 10% or more of consolidated net sales in any of the years presented.

                       ASSOCIATED MATERIALS INCORPORATED



                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)



15. RETIREMENT PLANS



     The Company has defined benefit contributory pension plans (the "Plans") covering substantially all of its salaried employees and certain nonsalaried employees. Employees are fully vested upon attaining five years of service including past service with the businesses acquired by the Company. The Company's policy is to fund pension costs in accordance with actuarially based assumptions.



     The actuarial present value at December 31, 1997 and 1996 was determined using a discount rate of 7.0% and 7.5%, respectively, and projected compensation increases of 4.5%. The expected long-term rate of return on assets was 9%. Plan assets consist primarily of equity securities, U.S. government obligations, corporate bonds and real estate.



     Retirement plan costs, as determined by the projected unit credit cost method, are summarized below for the years ended December 31 (in thousands):



                                                         1995       1996       1997
                                                        -------    -------    -------
Benefit cost for service during the year............    $   742    $ 1,110    $ 1,165
Interest cost on projected benefit obligation.......      1,553      1,744      1,863
Return on assets....................................     (3,412)    (3,356)    (4,614)
Net amortization....................................      2,360      1,901      2,649
                                                        -------    -------    -------
Net retirement plan costs...........................    $ 1,243    $ 1,399    $ 1,063
                                                        =======    =======    =======



     A schedule reconciling the projected benefit obligation with the Company's recorded pension liability as of December 31 is shown below (in thousands):



                                                                 1996       1997
                                                                -------    -------
Accumulated benefit obligation, including vested benefits of
  $17,608 and $22,924, respectively.........................    $20,755    $24,066
Effect of projected salary increases........................      5,490      6,172
                                                                -------    -------
Present value of the projected benefit obligation...........     26,245     30,238
Plan assets at fair value...................................     23,120     27,363
                                                                -------    -------
Plan assets less than the present value of the projected
  benefit obligations.......................................      3,125      2,875
The recorded pension liability (included in the accrued
  current liabilities in the balance sheets) is calculated
  by adding to the above amount:
  Unrecognized net gains....................................      3,450      4,489
  The portion of the liability which, under SFAS No. 87, is
     being amortized over 16 years..........................     (1,127)      (905)
                                                                -------    -------
Recorded pension liability..................................    $ 5,448    $ 6,459
                                                                =======    =======



     The Company sponsors a defined contribution plan (the "401(k) Plan") intended to provide assistance in accumulating personal savings for retirement. The 401(k) Plan qualified as a tax-exempt plan under Sections 401(a) and 401(k) of the Internal Revenue Code and covers all full-time employees of AmerCable. The Company matches up to 3.5% of eligible compensation. For the years ended December 31, 1997, 1996 and 1995 the Company's pre-tax contributions to the 401(k) Plan were $175,000, $145,000 and $136,000, respectively.

                       ASSOCIATED MATERIALS INCORPORATED



                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)



16. CONTINGENCIES



     The Company entered into a consent order dated August 25, 1992 with the United States Environmental Protection Agency pertaining to corrective action requirements associated with the use of hazardous waste storage facilities at its Akron, Ohio location. With the exception of a small container storage area, the use of such facilities was terminated prior to the acquisition of the facilities by the Company from USX Corporation (USX) in 1984. The Company believes that USX bears financial responsibility for substantially all of the direct costs of corrective action at such facilities under relevant contract terms and under statutory and common law. The effects of the past practices of this facility are continuing to be investigated pursuant to the terms of the consent order and as a result the Company is unable to reasonably estimate a reliable range of the aggregate cost of corrective action at this time. To date, USX has reimbursed the Company for substantially all of the direct costs of corrective action at such facilities. The Company expects that USX will continue to reimburse the Company for substantially all of the direct costs of corrective action at such facilities. As a result, the Company believes that any material claims resulting from this proceeding will not have a material adverse effect on the Company.



17. PUBLIC OFFERINGS



     The Company has filed a registration statement with the Commission to sell, through an initial public offering, 2,128,800 shares (before over-allotment) of the Company's Common Stock (the "Stock Offering"). Of these shares, 700,000 shares of Common Stock (808,520 shares if the over-allotment option is exercised in full) will be sold by the Company with the remaining 1,428,800 shares to be sold by certain stockholders. In addition, the Company has filed a registration statement with the Commission to sell $75,000,000 aggregate principal amount of Senior Subordinated Notes due 2008 (the "New Notes"). The issuance of the New Notes in such offering (the "Note Offering") is conditioned upon the successful completion of a tender offer and consent solicitation with respect to the Company's outstanding Senior Subordinated Notes (Note 8). The Stock Offering is not contingent upon the completion of the Note Offering and the Note Offering is not contingent upon the completion of the Stock Offering.

             [map of the United States showing locations of Company


   and division headquarters, manufacturing plants and Alside Supply Centers]



     Associated Materials Headquarters         Alside Headquarters        Alside
Manufacturing Plants



            Alside Supply Centers     AmerCable    Amercord Inc.



              [photographs of vinyl fence, a vinyl garage door and


                 kitchen cabinets manufactured by the Company]



               Ultra Guard Vinyl Fence           Premium Garage Doors



                              UltraCraft Cabinets

======================================================

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY THE UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THOSE TO WHICH IT RELATES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    8
Use of Proceeds.......................   11
The Tender Offer......................   11
The Stock Offering....................   12
Capitalization........................   13
Selected Financial Data...............   14
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   15
Business..............................   21
Management............................   29
Certain Relationships and Related
  Transactions........................   36
Principal and Selling Stockholders....   38
Description of Notes..................   40
Company Indebtedness..................   68
Description of Capital Stock..........   72
Underwriting..........................   75
Legal Matters.........................   76
Experts...............................   76
Additional Information................   76
Index to Financial Statements.........  F-1


======================================================
======================================================

                                  $75,000,000

                       ASSOCIATED MATERIALS INCORPORATED

                             % SENIOR SUBORDINATED
                                 NOTES DUE 2008

                                ASSOCIATED LOGO
                                  ------------
                                   PROSPECTUS
                                               , 1998

                                  ------------

                              SALOMON SMITH BARNEY


                           DAIN RAUSCHER INCORPORATED


======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     Estimated expenses payable in connection with the issuance and distribution of the securities to be registered, other than underwriting discounts and expenses, are as follows:


SEC registration fee........................................  $ 22,125
NASD filing fee.............................................     8,000
Printing expenses...........................................   100,000
Legal fees and expenses.....................................   200,000
Accounting fees and expenses................................    25,000
Blue sky fees and expenses..................................     5,000
Indenture trustee fees and expenses.........................    10,000
Rating agency fees and expenses.............................    35,000
Miscellaneous expenses......................................    14,875
                                                              --------
          Total.............................................  $420,000
                                                              ========



ITEM 14. INDEMNIFICATION OF OFFICERS AND DIRECTORS


     The Restated Certificate of Incorporation (the "Certificate") of the Company provides that to the full extent permitted by the General Corporation Law of the State of Delaware ("DGCL") or any other applicable laws as presently or hereafter in effect, no director of the Company shall be personally liable to the Company or its stockholders for or with respect to any acts or omissions in the performance of his or her duties as a director of the Company. The DGCL would not permit limitation of liability of any such director (i) for breach of such director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases, or (iv) for any transaction for which such person derived an improper personal benefit. The Certificate and the Company's Bylaws ("Bylaws") provide that each person who is or was a director or officer of the Company, or each such person who is or was serving at the request of the Board of Directors or an officer of the Company, as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executors and administrators of such person), shall be indemnified by the Company to the full extent permitted by the DGCL or any other applicable laws as presently or hereafter in effect.

     The Company has entered into certain agreements (the "Indemnification Agreements") with each of its directors and executive officers (each an "Indemnitee") designed to give effect to the foregoing provisions of the Certificate and Bylaws. The Indemnification Agreements are intended to provide certain additional assurances against the possibility of uninsured liability primarily because the Indemnification Agreements (i) specify the extent to which the Indemnitees shall be entitled to receive benefits not expressly set forth in the DGCL, and (ii) include a number of procedural provisions designed to provide certainty in administration of the rights to indemnity. Pursuant to the Indemnification Agreements, among other things, an Indemnitee will be entitled to indemnification as provided by the DGCL and, in general, subject to limitations (if any) imposed by applicable law, to indemnification for any amount which the Indemnitee is or becomes legally obligated to pay relating to failure to act or neglect or breach of duty, including any actual or alleged error, misstatement or misleading statement, which such person commits, suffers, permits or acquiesces in while acting in the Indemnitee's position with the Company. The right to receive payments in excess of those expressly provided for in the DGCL is not required under the Indemnification Agreements in connection with any claim against the Indemnitee (i) for which payment is actually made to the Indemnitee under a valid and collectible insurance policy, (ii) which results in a final, nonappealable order for the Indemnitee to pay a fine or similar governmental imposition which the Company is prohibited by applicable law from paying, or (iii) based upon or attributable to the Indemnitee gaining in fact a personal profit to which he was not legally entitled, including without limitation profits made from the purchase and sale by the Indemnitee of equity securities of the Company which are not recoverable by the Company pursuant to Section 16(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and profits arising from transactions in publicly traded securities of the Company which were effected by the Indemnitee in violation of Section 10(b) of the Exchange Act or Rule 10b-5 promulgated thereunder.

     The Company has purchased and maintains insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him and incurred by him in any such capacity, subject to certain exclusions.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     During the three years ended November 30, 1997, the Company issued 102,900 shares of Common Stock, par value $.0025 per share, upon exercise from time to time of options granted to officers and employees of the Company, for $161,195 in the aggregate. These transactions were exempt from the registration requirements of the Securities Act pursuant to Section 3(b) of the Securities Act and Rule 701 thereunder.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits:


          1.1*           -- Form of Underwriting Agreement.
          3.1            -- Restated Certificate of Incorporation, as amended, of
                            Associated Materials Incorporated (the "Company")
                            (incorporated by reference to Exhibit 3.1 to the
                            Company's Registration Statement on Form S-1, Commission
                            File No. 33-84110 (the "1994 Registration Statement")).
          3.2            -- Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 of the 1994 Registration Statement).
          4.1*           -- Form of Indenture between the Company and U.S. Trust
                            Company of Texas, N.A., as Trustee (the "New Indenture").
          4.2*           -- Form of Senior Subordinated Note under the New Indenture
                            (filed as Exhibit A to Exhibit 4.1).
          4.3            -- Indenture, dated as of August 1, 1993, between the
                            Company and U.S. Trust Company of Texas, N.A., as Trustee
                            (the "Indenture") incorporated by reference to Exhibit
                            4.1 to the Company's Annual Report on Form 10-K for the
                            fiscal year ended December 31, 1993 (the "1993 Form 10-
                            K")).
          4.4            -- Form of Senior Subordinated Note issuable under the
                            Indenture (incorporated by reference to Exhibit 4.2 to
                            the Company's Registration Statement on Form S-1,
                            Commission File No. 33-64788 (the "1993 Registration
                            Statement")).
          4.5            -- Registration Rights Agreement, dated as of August 19,
                            1993, among the Company, PruSupply Capital Assets, Inc.
                            ("PruSupply"), W.W. Winspear, M.M. Winspear, D.J. Allan,
                            M.G. Winspear, D.W. Winspear, R.L. Winspear, B.W. Meyer,
                            The Principal/The Eppler, Guerin & Turner, Inc., Frank T.
                            Lauinger, John Wallace and Bonnie B. Smith (incorporated
                            by reference to Exhibit 4.3 to the 1993 Form 10-K).
          4.6            -- Stockholders' Agreement, dated as of August 19, 1993,
                            among the Company, PruSupply, W.W. Winspear and M.M.
                            Winspear (incorporated by Reference to Exhibit 4.4 to the
                            1993 Form 10-K).
          4.7            -- Amendment to the Stockholders' Agreement, dated as of
                            April 1, 1994, among the Company, PruSupply, W.W.
                            Winspear and M.M. Winspear (incorporated by reference to
                            Exhibit 4.5 to the 1994 Registration Statement).

          4.8            -- Second Amendment to the Stockholders' Agreement, dated as of July 1, 1994, among the Company, PruSupply, W.W.
                            Winspear and M.M. Winspear (incorporated by reference to
                            Exhibit 4.6 to the 1994 Registration Statement).
          4.9            -- Third Amendment to the Stockholders' Agreement, dated as of October 12, 1994, among the Company, Prudential and
                            the Winspear Family Limited Partnership (incorporated by
                            reference to Exhibit 4.15 to the 1994 Registration
                            Statement).
          4.10           -- Assumption Agreement, effective as of July 29, 1994, by the Winspear Family Limited Partnership (incorporated by
                            reference to Exhibit 4.7 to the 1994 Registration
                            Statement).
          4.11           -- Assumption Agreement, effective as of September 30, 1994 by The Prudential Insurance Company of America
                            ("Prudential") (incorporated by reference to Exhibit 4.14
                            to the 1994 Registration Statement).
          4.12           -- Trust Indenture, dated as of June 1, 1992, between the
                            Company and KeyBank, N.A. (formerly Society National
                            Bank) ("KeyBank"), relating to the Company's taxable
                            variable rate demand notes ("Taxable Notes")
                            (incorporated by reference to Exhibit 4.43 to the 1993
                            Registration Statement).
          4.13           -- Remarketing Agreement, dated as of June 1, 1992, between the Company and KeyBank as Remarketing Agent, relating to
                            the Taxable Notes (incorporated by reference to Exhibit
                            4.44 to the 1993 Registration Statement).
          4.14           -- Note Purchase Agreement, dated as of June 26, 1992,
                            between the Company and Automated Cash Management Trust,
                            relating to the Taxable Notes (incorporated by reference
                            to Exhibit 4.45 to the 1993 Registration Statement).
          4.15           -- Irrevocable Letter of Credit, dated as of June 1, 1992, between the Company and KeyBank relating to the Taxable
                            Notes (incorporated by reference to Exhibit 4.46 to the
                            1993 Registration Statement).
          4.16           -- Master Agreement, dated as of April 5, 1993, between the
                            Company and KeyBank evidencing an interest rate swap
                            relating to the Taxable Notes (incorporated by reference
                            to Exhibit 4.47 to the 1993 Registration Statement).
          5.1*           -- Form of Opinion of Jones, Day, Reavis & Pogue.
         10.1            -- Agreement of Sale, dated as of January 30, 1984, between
                            USX Corporation (formerly United States Steel
                            Corporation) ("USX") and the Company (incorporated by
                            reference to Exhibit 10.1 to the 1993 Registration
                            Statement).
         10.2            -- Amendment Agreement, dated as of February 29, 1984,
                            between USX and the Company (incorporated by reference to
                            Exhibit 10.2 to the 1993 Registration Statement).
         10.3            -- Subscription and Stockholders Agreement, dated as of June
                            25, 1986, among the Company, Florida Wire and Cable
                            Company, GCR S.p.A. and Amercord Inc. (the "Subscription
                            Agreement") (incorporated by reference to Exhibit 10.5 to
                            the 1993 Registration Statement).
         10.4            -- Management Agreement, effective as of May 1, 1986,
                            between Amercord Inc. and the Company (incorporated by
                            reference to Exhibit 10.8 to the 1993 Registration
                            Statement).
         10.5            -- Form of Indemnification Agreement between the Company and each of the Directors and executive officers of the
                            Company (incorporated by reference to Exhibit 10.14 to
                            the 1994 Registration Statement).
         10.6            -- Profit Sharing Plan of the Company (incorporated by
                            reference to Exhibit 10.15 to the 1993 Registration
                            Statement).
         10.7            -- Alside Retirement Plan (incorporated by reference to
                            Exhibit 10.16 to the 1993 Registration Statement).

         10.8            -- Associated Materials Incorporated Amended and Restated
                            1994 Stock Incentive Plan (incorporated by reference to
                            Exhibit 10.1 to the Company's Quarterly Report on Form
                            10-Q for the period ended June 30, 1997).
         10.9            -- Letter Agreement, dated May 13, 1983, between Donald L.
                            Kaufman and Company, as amended (incorporated by
                            reference to Exhibit 10.4 to the 1994 Registration
                            Statement).
         10.10           -- Second Amended and Restated Loan and Security Agreement,
                            dated as of April 2, 1996, between the Company and
                            KeyBank (the "Credit Agreement") (incorporated by
                            reference to Exhibit 10.1 to the March 31, 1996 Form
                            10-Q).
         10.11           -- Third Amended and Restated Note, dated April 2, 1996,
                            from the Company to KeyBank relating to the Credit
                            Agreement (incorporated by reference to Exhibit 10.1 to
                            the March 31, 1996 Form 10-Q).
         11.1*           -- Computation of Earnings Per Share.
         12.1*           -- Computation of Ratio of Earnings to Fixed Charges.
         21.1            -- List of Subsidiaries of the Company.
         23.1*           -- Consent of Jones, Day, Reavis & Pogue (included in
                            Exhibit 5.1).
         23.2*           -- Consent of Ernst & Young LLP.
         24.1            -- Powers of Attorney of Directors and certain executive
                            officers of the Company.
         25.1            -- Statement of Eligibility and Qualification of Trustee on
                            Form T-1.


---------------


* Filed herewith.


     (b) Financial Statement Schedules:

          All financial statement schedules have been omitted since the required information is not present or not present in amounts sufficient to require submission of schedules, or because the information required is included in the financial statements and notes thereto.

ITEM 17. UNDERTAKINGS

     The undersigned Company hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Company has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas on January 29th, 1998.


                                          ASSOCIATED MATERIALS INCORPORATED

                                          By:    /s/ ROBERT L. WINSPEAR
                                            ------------------------------------
                                                     Robert L. Winspear
                                               Vice President, Secretary and
                                                          Treasurer


     Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment to No. 1 to this Registration Statement has been signed by the following persons in the capacities and on the date indicated:


                      SIGNATURE                                              TITLE
                      ---------                                              -----

                WILLIAM W. WINSPEAR*                     Chairman of the Board, President and Chief
-----------------------------------------------------      Executive Officer (Principal Executive
                 William W. Winspear                       Officer)

               /s/ ROBERT L. WINSPEAR                    Vice President, Secretary and Treasurer
-----------------------------------------------------      (Principal Financial and Accounting Officer)
                 Robert L. Winspear

                 RICHARD I. GALLAND*                     Director
-----------------------------------------------------
                 Richard I. Galland

                 DONALD L. KAUFMAN*                      Director
-----------------------------------------------------
                  Donald L. Kaufman

                   JAMES F. LEARY*                       Director
-----------------------------------------------------
                   James F. Leary

                   ALAN B. LERNER*                       Director
-----------------------------------------------------
                   Alan B. Lerner

                    A. A. MEITZ*                         Director
-----------------------------------------------------
                     A. A. Meitz

                   GARY D. TRABKA*                       Director
-----------------------------------------------------
                   Gary D. Trabka


     Robert L. Winspear, by signing his name hereto, does sign and execute this Pre-Effective Amendment No. 1 to the Registration Statement on behalf of each of the above-named officers and directors of Associated Materials Incorporated on the 29th day of January, 1998, pursuant to powers of attorney executed on behalf of each of such officers and directors, and previously filed with the Securities and Exchange Commission.


*By:    /s/ ROBERT L. WINSPEAR
     -------------------------------
           Robert L. Winspear
            Attorney-in-Fact

                               INDEX TO EXHIBITS


          1.1*           -- Form of Underwriting Agreement.
          3.1            -- Restated Certificate of Incorporation, as amended, of
                            Associated Materials Incorporated (the "Company")
                            (incorporated by reference to Exhibit 3.1 to the
                            Company's Registration Statement on Form S-1, Commission
                            File No. 33-84110 (the "1994 Registration Statement")).
          3.2            -- Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 of the 1994 Registration Statement).
          4.1*           -- Form of Indenture between the Company and U.S. Trust
                            Company of Texas, N.A., as Trustee (the "New Indenture").
          4.2*           -- Form of Senior Subordinated Note under the New Indenture
                            (filed as Exhibit A to Exhibit 4.1).
          4.3            -- Indenture, dated as of August 1, 1993, between the
                            Company and U.S. Trust Company of Texas, N.A., as Trustee
                            (the "Indenture") incorporated by reference to Exhibit
                            4.1 to the Company's Annual Report on Form 10-K for the
                            fiscal year ended December 31, 1993 (the "1993 Form 10-
                            K")).
          4.4            -- Form of Senior Subordinated Note issuable under the
                            Indenture (incorporated by reference to Exhibit 4.2 to
                            the Company's Registration Statement on Form S-1,
                            Commission File No. 33-64788 (the "1993 Registration
                            Statement")).
          4.5            -- Registration Rights Agreement, dated as of August 19,
                            1993, among the Company, PruSupply Capital Assets, Inc.
                            ("PruSupply"), W.W. Winspear, M.M. Winspear, D.J. Allan,
                            M.G. Winspear, D.W. Winspear, R.L. Winspear, B.W. Meyer,
                            The Principal/The Eppler, Guerin & Turner, Inc., Frank T.
                            Lauinger, John Wallace and Bonnie B. Smith (incorporated
                            by reference to Exhibit 4.3 to the 1993 Form 10-K).
          4.6            -- Stockholders' Agreement, dated as of August 19, 1993,
                            among the Company, PruSupply, W.W. Winspear and M.M.
                            Winspear (incorporated by Reference to Exhibit 4.4 to the
                            1993 Form 10-K).
          4.7            -- Amendment to the Stockholders' Agreement, dated as of
                            April 1, 1994, among the Company, PruSupply, W.W.
                            Winspear and M.M. Winspear (incorporated by reference to
                            Exhibit 4.5 to the 1994 Registration Statement).
          4.8            -- Second Amendment to the Stockholders' Agreement, dated as of July 1, 1994, among the Company, PruSupply, W.W.
                            Winspear and M.M. Winspear (incorporated by reference to
                            Exhibit 4.6 to the 1994 Registration Statement).
          4.9            -- Third Amendment to the Stockholders' Agreement, dated as of October 12, 1994, among the Company, Prudential and
                            the Winspear Family Limited Partnership (incorporated by
                            reference to Exhibit 4.15 to the 1994 Registration
                            Statement).
          4.10           -- Assumption Agreement, effective as of July 29, 1994, by the Winspear Family Limited Partnership (incorporated by
                            reference to Exhibit 4.7 to the 1994 Registration
                            Statement).
          4.11           -- Assumption Agreement, effective as of September 30, 1994 by The Prudential Insurance Company of America
                            ("Prudential") (incorporated by reference to Exhibit 4.14
                            to the 1994 Registration Statement).
          4.12           -- Trust Indenture, dated as of June 1, 1992, between the
                            Company and KeyBank, N.A. (formerly Society National
                            Bank) ("KeyBank"), relating to the Company's taxable
                            variable rate demand notes ("Taxable Notes")
                            (incorporated by reference to Exhibit 4.43 to the 1993
                            Registration Statement).
          4.13           -- Remarketing Agreement, dated as of June 1, 1992, between the Company and KeyBank as Remarketing Agent, relating to
                            the Taxable Notes (incorporated by reference to Exhibit
                            4.44 to the 1993 Registration Statement).
          4.14           -- Note Purchase Agreement, dated as of June 26, 1992,
                            between the Company and Automated Cash Management Trust,
                            relating to the Taxable Notes (incorporated by reference
                            to Exhibit 4.45 to the 1993 Registration Statement).

          4.15           -- Irrevocable Letter of Credit, dated as of June 1, 1992, between the Company and KeyBank relating to the Taxable
                            Notes (incorporated by reference to Exhibit 4.46 to the
                            1993 Registration Statement).
          4.16           -- Master Agreement, dated as of April 5, 1993, between the
                            Company and KeyBank evidencing an interest rate swap
                            relating to the Taxable Notes (incorporated by reference
                            to Exhibit 4.47 to the 1993 Registration Statement).
          5.1*           -- Form of Opinion of Jones, Day, Reavis & Pogue.
         10.1            -- Agreement of Sale, dated as of January 30, 1984, between
                            USX Corporation (formerly United States Steel
                            Corporation) ("USX") and the Company (incorporated by
                            reference to Exhibit 10.1 to the 1993 Registration
                            Statement).
         10.2            -- Amendment Agreement, dated as of February 29, 1984,
                            between USX and the Company (incorporated by reference to
                            Exhibit 10.2 to the 1993 Registration Statement).
         10.3            -- Subscription and Stockholders Agreement, dated as of June
                            25, 1986, among the Company, Florida Wire and Cable
                            Company, GCR S.p.A. and Amercord Inc. (the "Subscription
                            Agreement") (incorporated by reference to Exhibit 10.5 to
                            the 1993 Registration Statement).
         10.4            -- Management Agreement, effective as of May 1, 1986,
                            between Amercord Inc. and the Company (incorporated by
                            reference to Exhibit 10.8 to the 1993 Registration
                            Statement).
         10.5            -- Form of Indemnification Agreement between the Company and each of the Directors and executive officers of the
                            Company (incorporated by reference to Exhibit 10.14 to
                            the 1994 Registration Statement).
         10.6            -- Profit Sharing Plan of the Company (incorporated by
                            reference to Exhibit 10.15 to the 1993 Registration
                            Statement).
         10.7            -- Alside Retirement Plan (incorporated by reference to
                            Exhibit 10.16 to the 1993 Registration Statement).
         10.8            -- Associated Materials Incorporated Amended and Restated
                            1994 Stock Incentive Plan (incorporated by reference to
                            Exhibit 10.1 to the Company's Quarterly Report on Form
                            10-Q for the period ended June 30, 1997).
         10.9            -- Letter Agreement, dated May 13, 1983, between Donald L.
                            Kaufman and Company, as amended (incorporated by
                            reference to Exhibit 10.4 to the 1994 Registration
                            Statement).
         10.10           -- Second Amended and Restated Loan and Security Agreement,
                            dated as of April 2, 1996, between the Company and
                            KeyBank (the "Credit Agreement") (incorporated by
                            reference to Exhibit 10.1 to the March 31, 1996 Form
                            10-Q).
         10.11           -- Third Amended and Restated Note, dated April 2, 1996,
                            from the Company to KeyBank relating to the Credit
                            Agreement (incorporated by reference to Exhibit 10.1 to
                            the March 31, 1996 Form 10-Q).
         11.1*           -- Computation of Earnings Per Share.
         12.1*           -- Computation of Ratio of Earnings to Fixed Charges.
         21.1            -- List of Subsidiaries of the Company.
         23.1*           -- Consent of Jones, Day, Reavis & Pogue (included in
                            Exhibit 5.1).
         23.2*           -- Consent of Ernst & Young LLP.
         24.1            -- Powers of Attorney of Directors and certain executive
                            officers of the Company.
         25.1            -- Statement of Eligibility and Qualification of Trustee on
                            Form T-1.


---------------


* Filed herewith.